La Colorada

PAN AMERICAN
SILVER

Qualified Persons:

Martin Wafforn, P.Eng.

Christopher Emerson, FAusIMM

Christopher Wright, P.Geo.

Americo Delgado, P.Eng.

Matthew Andrews, FAusIMM

Effective date: March 24, 2026

Signature Date: May 6, 2026

Pan American Silver Corp. 2100 – 733 Seymour Street Vancouver, B.C. Canada V6B 0S6	NI 43-101 Technical Report for the La Colorada Property, Zacatecas, Mexico

Effective Date:     March 24, 2026
Signature Date:    May 6, 2026

Authors:

[Signed]	[Signed]
Martin Wafforn, P.Eng. Senior Vice President, Technical Services and Process Optimization Pan American Silver Corp.	Christopher Emerson, FAusIMM Vice President, Exploration and Geology Pan American Silver Corp.
[Signed]	[Signed]

Christopher Wright, P.Geo. Vice President, Mineral Resources Management Pan American Silver Corp.	Americo Delgado, P.Eng. Vice President, Mineral Processing, Tailings, and Dams Pan American Silver Corp.
[Signed]

Matthew Andrews, FAusIMM Advisor, Environment Pan American Silver Corp.

Effective Date: March 24, 2026	i

PAN AMERICAN SILVER CORP

LIST OF TABLES
Table 1-1: Mineral resource statement for the La Colorada vein mine and skarn deposit    16
Table 1-2: Mineral reserve statement for the La Colorada vein mine as at June 30, 2025    17
Table 1-3: Summary financial metrics from the La Colorada Skarn PEA    21
Table 2-1: Qualified persons and personal inspections    25
Table 4-1: Mining concessions    27
Table 6-1: Production history from 2001 to 2025    37
Table 10-1: Distribution of drilling by zone as of June 30, 2025    52
Table 13-1: Production at La Colorada mineral processing plant from 2019 to 2025    67
Table 14-1: Modelled mineralized structures, associated domain codes, and proportion of total inclusive resource    70
Table 14-2: Length-weighted basic statistics for the major veins    73
Table 14-3: Basic statistics of composites for the best-informed minor veins    74
Table 14-4: Impact of local capping on the mean and CV for the major veins    75
Table 14-5: Density values assigned to the major vein domains    75
Table 14-6: Standardized variogram parameters for the major veins modelled in 2025    77
Table 14-7: Global mean comparisons for the major veins    77
Table 14-8: La Colorada vein mine mineral resource statement as at June 30, 2025    83
Table 14-9: Modelled geological units and respective domain codes    85
Table 14-10: Summary of density measurements assigned to unestimated blocks    90
Table 14-11: La Colorada skarn mineral resource statement as at June 30, 2025    97
Table 15-1: La Colorada Mineral Reserve Statement, June 30, 2025    99
Table 15-2: Cut-off value cost parameters – Longhole stoping - Sulphides    101
Table 15-3: Cut-off value cost parameters – Cut and fill - Sulphides    101
Table 15-4: Value per tonne calculation parameters    102
Table 15-5: Reconciliation results – July 2024 to June 2025    103
Table 16-1: List of current mobile mining equipment    107
Table 16-2: Intakes and Exhausts – La Colorado vein mine    108
Table 17-1: Estimated reagent requirements per tonne of ore    118
Table 20-1: Social risk management    124
Table 21-1: LOM capital costs    128
Table 21-2: LOM average unit operating costs    129
Table 24-1: Mining inventory for the La Colorada Skarn Project    135
Table 24-2: Modifying factors applied to Skarn Project mining inventory creation    137
Table 24-3: Regional and local Q’ values    138
Table 24-4: Stoping geometries    138
Table 24-5: Anticipated primary mining fleet    145
Table 24-6: Summary of overall metal recovery of the La Colorada Skarn Project    146
Table 24-7: Summary of metallurgical testwork programs    146
Table 24-8: Metallurgical results for blended vein mine (18%) and La Colorada Skarn Project materials (82%)    153
Table 24-9: Selected SAG and ball mill sizes based on comminution trade-off study    154
Table 24-10: Sources for initial CAPEX for the La Colorada Skarn Project    165
Table 24-11: Initial CAPEX for the La Colorada Skarn Project    166
Table 24-12: Initial capital expenditures schedule for the La Colorada Skarn Project    166
Table 24-13: Sustaining capital LOM for the La Colorada Skarn Project    167
Table 24-14: Sources for initial CAPEX for the La Colorada Skarn Project    169
Table 24-15: La Colorada Skarn Project LOM operating costs    170
Table 24-16: LOM taxes and royalties    171
Table 24-17: Economic analysis    172
Table 24-18: La Colorada Skarn Project LOM cash flow    173
Table 24-19: NPV (after-tax) sensitivity of La Colorada Skarn Project at 5% discount rate    174
Table 24-20: IRR (after-tax) sensitivity of La Colorada Skarn Project    174
Table 24-21: NPV (after-tax) (5%) and IRR sensitivity of La Colorada Skarn Project to operating costs and capital expenditures    174
LIST OF FIGURES
Figure 4-1: The La Colorada Property location    27
Figure 4-2: Mining concessions    28
Figure 5-1: Typical landscape and infrastructure    35
Figure 7-1: Regional geological setting    38
Figure 7-2: Regional geology of western Zacatecas with major deposits and interpreted major basement fault zones    40
Figure 7-3: Plan of regional mineralization relative to the SMO volcanic belt and Trans-Mexican Volcanic Belt
    41
Figure 7-4: Local stratigraphy of La Colorada Property, Zacatecas, Mexico    42
Figure 7-5: Plan showing surface geology, local structure, and skarn footprint    44
Figure 7-6: Typical cross section of the La Colorada skarn deposit (looking NW)    48
Figure 8-1: Skarn paragenetic sequence    50
Figure 8-2: Sketch summarizing main characteristics of Mexican skarn and CRD deposits    50
Figure 10-1: Location of drilling and underground channels    53
Figure 11-1: Silver assays for blank samples from the La Colorada vein mine (various laboratories, 2008–2025)    58
Figure 11-2: Silver Z-score of CRMs from the La Colorada vein mine (2008–2025)    58
Figure 11-3: Silver grades in duplicate pairs from the La Colorada vein mine (La Colorada Laboratory, 2009–2025)    59
Figure 11-4: Lead and zinc Z-score of CRMs from skarn (2018–2025)    60
Figure 11-5: Zinc, lead and silver grades in duplicate pairs from the skarn (various laboratories, 2019–2025)
    61
Figure 14-1: La Colorada vein mine modelled principal vein structures (red), secondary structures (yellow), CRD (green), and breccia zones (orange)    69
Figure 14-2: Visual comparison of block estimates against input data for the Amolillo vein    79
Figure 14-3: Swath plot for Mariana vein    80
Figure 14-4: Classification applied to the Veta 3 mineralized zone    81
Figure 14-5: W-E section (looking north) +-100m showing modelled geology relative to drill holes    86
Figure 14-6: Box and whisker plots showing declustered statistics for zinc by estimation domain    87
Figure 14-7: Box and whisker plots showing declustered statistics for lead by estimation domain    87
Figure 14-8: Box and whisker plots showing declustered statistics for silver by estimation domain    88
Figure 14-9: Experimental and modelled variogram for Zn in domain 720 (pyroxene skarn)    89
Figure 14-10: Experimental and modelled variogram for Pb in domain 7102 (green garnet skarn)    90
Figure 14-11: Experimental and modelled variogram for Pb in domain 8505 (breccia with skarn)    91
Figure 14-12: W-E section looking north +- 40 m comparing the input composites to the model estimates for zinc    94
Figure 14-13: W-E section looking north +- 40 m comparing the input composites to the model estimates for lead    94
Figure 14-14: W-E section looking north +- 40 m comparing the input composites to the model estimates for silver    95
Figure 14-15: Final mineral resource classification for the skarn    96
Figure 14-16: 3D view looking north showing grade distribution within the resource SLC mining shapes    98
Figure 16-1: Plan view of the Candelaria, Estrella and Recompensa underground mines    107
Figure 16-2: Mineral reserves – Candelaria    108
Figure 16-3: Mineral reserves – Estrella    109
Figure 16-4: Schematic example of the AVOCA mining method    110
Figure 16-5: Schematic view of the primary ventilation circuit – La Colorada vein mine    113
Figure 16-6: Mining sequence – Candelaria    116
Figure 18-1: Site layout of infrastructure    119
Figure 24-1: Longitudinal section of the Expanded La Colorada Mine    135
Figure 24-2: La Colorada skarn and vein mine material handling system overview    137
Figure 24-3: Skarn mine ventilation network    141
Figure 24-4: La Colorada Skarn Project Mill Feed    142
Figure 24-5: La Colorada Skarn Project head grades    143
Figure 24-6: La Colorada Skarn Project development requirements    144
Figure 24-7: Comparison of metallurgical testwork sample grades with the annual average Pb and Zn feed grades from the mine plan    147
Figure 24-8: Comparison of metallurgical testwork sample grades with the annual average Ag and Pb feed grades from the mine plan    148
Figure 24-9: Photomicrograph of key sulphides in the La Colorada Skarn Project    149
Figure 24-10: Zinc recovery in Lead concentrate versus regrind size, based on 2025 testwork and the locked-cycle test (LCT) results    150
Figure 24-11: Lead recovery in lead concentrate versus lead feed grade – Locked-cycle test results    151
Figure 24-12: Zinc recovery in zinc concentrate versus zinc feed grade – Locked-cycle test results    151
Figure 24-13: Silver recovery in lead concentrate versus silver feed grade – Locked-cycle test results    152
Figure 24-14: Simplified mineral processing flowsheet for the La Colorada Skarn Project    154
Figure 24-15: Surface operations site access and layout    156
Figure 24-16: Surface operations building floor plan    158
Figure 24-17: La Colorada Skarn Project TSF 8 initial construction    161
Figure 24-18: La Colorada Skarn Project TSF 8 final configuration    162

Abbreviation	Definition
°C	Degrees Celsius
µm	Micron
3D	Three-Dimensional
AAS	Atomic Absorption Spectroscopy
Actlabs	Activation Laboratories Ltd
Ag	Silver
ALS	ALS Global
As	Arsenic
Au	Gold
BC	Block Caving
BEV	Battery Electric Vehicle
Bi	Bismuth
CAN	Mexico’s National Water Commission
CaO	Lime
CDA	Canadian Dam Association
CFE	Comisión Federal de Electricidad
Cl	Chlorine
cm	Centimetre
cm3	Cubic Centimetre
CMP	Central Mexican Plateau
CO2	Carbon Dioxide
CPe	Corrugated Polyethylene
CRD	Carbon Replacement Deposits
CRM	Certified Reference Material
CUS	Change of Land Use
CuSO₄	Copper Sulphate
CV	Coefficient of Variation
DSI	Dam Safety Inspections
DSR	Dam Safety Reviews
EIS	Environmental Impact Statement
ELOS	Equivalent Linear Overbreak Slough
EMD	Extraordinary Mining Duty
ENE	East Northeast
EoR	Engineer of Record
ESE	East Southeast
F	Fluorine
g	Gram
G&A	General and Administrative
g/t	Grams per Tonne
GAAP	Generally Accepted Accounting Practices
GCT	Guerrero Composite Terrane
ha	Hectare
HDPE	High-Density Polyethylene
Hg	Mercury
hp	Horsepower
ICP	Inductively Coupled Plasma
ICP-AES	Inductively Coupled Plasma Atomic Emission Spectroscopy
ICP-OES	Inductively Coupled Plasma Optical Emission Spectroscopy
ID2	Inverse Distance Squared
IFC	International Finance Corporation
IP	Induced Polarization
INEGI	National Institute of Statistics and Geography
km	Kilometre
koz	Kilo Ounce
kt	Kilo Tonne
ktpd	Kilo Tonnes per Day
kV	Kilovolt
kw	Kilowatt
L	Litre
L/s	Litres per Second
LCT	Locked-Cycle Test
LHD	Load-Haul-Dump
LOM	Life of Mine
LT Model	Long-Term Block Model
LVC	Lower Volcanic Complex
m	Metre
M	Million
m3	Cubic Metre
Ma	Megaannum (1 million year)
MAC	Mining Association of Canada
MIA	Regional Environmental Impact Assessment
MIBC	Methyl Isobutyl Carbinol
MLC	Minas La Colorada S.A. de C.V.
mm	Millimetre
Moz	Million Ounces
MSB	Mexican Silver Belt
MSO	Mineable Shape Optimizer
Mt	Mega Tonnes
MT	Magnetotelluric
Mtpa	Million Tonnes per Annum
MW	Megawatt
NaCN	Sodium Cyanide
NE	Northeast
NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects
NN	Nearest Neighbour
NNE	North Northeast
NNW	North Northwest
No.	Number
NSR	Net Smelter Return
NW	Northwest
OK	Ordinary Kriging
oz	Ounce
Pb	Lead
PEA	Preliminary Economic Analysis
PFS	Pre-Feasibility Study
ppm	Parts per Million
PROFEPA	Mexican Environmental Protection Authority
PS	Performance Standards
QAQC	Quality Assurance and Quality Control
QC	Quality Control
RMR	Rock Mass Rating
ROM	Run of Mine
RPD	Relative Percentage Difference
s	Second
SABC	SAG-Ball Mill-Pebble Crusher
SAG	Semi-Autogenous Grinding
Sb	Antimony
SE	Southeast
SEDATU	Secretariat of Agrarian, Territorial and Urban Development
SGS	SGS Minerales
SiO2	Silica
SIPX	Sodium Isopropyl Xanthate
SLC	Sublevel Caving
SMC	SAG Media Competency
SMD	Special Mining Duty
SMO	Sierra Madre Occidental
SMU	Selective Mining Unit
SRCE	Standard Reclamation Cost Estimator
SW	Southwest
t	Tonne
TMVB	Trans Mexican Volcanic Belt
tpa	Tonnes per Annum
tpd	Tonnes per Day
TSF	Tailings Storage Facility
TSM	Towards Sustainable Mining (initiative)
US$ or US $	United States Dollars
USGPM	United States Gallons per Minute
UVS	Upper Volcanic Sequence
VLF	Very Low Frequency
WASM	Western Australian School of Mines
WNW	West Northwest
Zn	Zinc
ZnSO₄	Zinc Sulphate

Effective Date: March 24, 2026	ii

PAN AMERICAN SILVER CORP

1.Summary
Pan American Silver Corp. (Pan American) holds a 100% interest in the 56 mining concessions (totaling approximately 8,840 hectares) that comprise the La Colorada property (the La Colorada Property) located in Zacatecas, Mexico, through its subsidiary, Plata Panamericana S.A. de C.V. (Plata). A collection of three underground silver-lead-zinc mines named Candelaria, Estrella, and Recompensa (collectively, the La Colorada vein mine or the vein mine) are located within the La Colorada Property. A portion of the Candelaria mine extends on to an adjacent property owned by a third party and production is subject to a net profit agreement. The La Colorada Property also hosts the large polymetallic skarn exploration project (the skarn deposit) discovered in 2018 through brownfield exploration near the La Colorada vein mine.
Pan American is a Canadian-based leader in producing precious metals with nearly 30 years of experience in the Americas. Pan American operates mines that produce silver and gold in Canada, Mexico, Peru, Bolivia, Argentina, Chile, and Brazil. In addition, Pan American owns the Escobal Mine in Guatemala, which is not currently in operation. Pan American has earned a reputation for excellence in sustainability performance, operational efficiency, and financial prudence.
This technical report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101). It presents the mineral resource and mineral reserve estimates for the La Colorada vein mine as of June 30, 2025, describes the current mining operation, and summarizes the Life of Mine (LOM) plan and cost estimates. The technical report also presents the mineral resource estimate for the skarn deposit and describes the results of a revised preliminary economic assessment (PEA) of the La Colorada Skarn Project (the PEA or the Revised PEA) as defined below, disclosed on March 24, 2026. The Revised PEA is an update of the PEA presented in the Amended La Colorada Technical report effective December 18, 2023 (2023 PEA). The Revised PEA envisions: (a) development of newly identified silver mineral resources in the Candelaria area of the vein mine; (b) development of the higher-grade portions of the skarn deposit; and (c) construction of a new 15,000 tonnes per day (tpd) plant. These three activities are referred to as the “La Colorada Skarn Project” herein. Production from the existing La Colorada vein mine mineral reserves will continue to be processed in the existing plant during construction of the skarn mine and new mill and surface facilities and then be processed, in addition to the mineral resources included in the Revised PEA, in the new plant resulting in an overall expansion of La Colorada (collectively, the Expanded La Colorada Mine). The Expanded La Colorada Mine is anticipated to significantly increase silver production and extend mine life beyond the current life of mine for the vein mine.
1.1Property Description and Ownership
La Colorada Property is located in the Sierra Madre Occidental mountains of North American Cordillera. The area’s landscape consists of broad flat valleys and narrow, relatively low mountain ranges and hills with altitudes between 2,100 and 2,550 metres above sea level. The area has a dry to semi-dry climate.
The La Colorada vein mine has three underground mines: Candelaria, Estrella, and Recompensa. No mining is currently taking place at the Recompensa mine. Near the mine, brownfield exploration in 2018 discovered a large polymetallic skarn deposit. The La Colorada Property consists of 56 mining concessions covering about 8,840 hectares, including some exploration concessions outside the mining area. The mining concessions controlled by Pan American contain the mineral reserves, mineral resources, all known mineralized zones, mine workings, processing plant, effluent management and treatment systems, and tailings disposal areas with the exception of a portion of the Candelaria mine that extends onto an adjacent property owned by a third party.

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Plata owns approximately 3,200 hectares of surface area and has legal possession of approximately 200 additional hectares of surface lands through temporary occupation agreements which together cover the main workings and surrounding lands. All of the La Colorada mineral reserves and mineral resources and all known mineralized zones, and mine workings are either within mining claims controlled by Pan American or, in certain cases, are within areas adjacent to Plata’s concessions that it has a contractual right to mine. The processing plant, effluent management and treatment systems, and tailings disposal areas are located within the mining claims controlled by Pan American. Plata has been actively purchasing private land in the region and has currently secured the surface rights required for the La Colorada Skarn Project. Pan American may continue to acquire additional private land and enter into agreements for access to adjacent ejido lands.
The surface infrastructure includes the plant processing facilities, tailings and waste rock storage facilities, offices and workshops, accommodation camps, change houses, warehouses, fuel and lubricant facilities, water and diesel tanks, surface electrical distribution, air compressors, explosive magazine, water treatment plants, sludge settling ponds and piping, surface ventilation fans, mine portals, run-of-mine ore stockpiles, domestic waste landfill, roads, surface grading and drainage, security gates and fencing, and satellite communication equipment.
The La Colorada Property has a long history of mining since 1925. Several mining operations have exploited the area until 1997, when Pan American acquired an option agreement with Minas La Colorada S.A. de C.V. (MLC). The production data before Pan American’s involvement are unknown. Pan American began small-scale production in January 2001 from surface stockpiles and underground development headings. Full-scale production commenced in mid-2003. From 2001 to 2025, Pan American has produced more than 109 Moz of silver (Ag), 172 kt of zinc, and 92 kt of lead.
There are no known significant environmental liabilities on or related to the La Colorada Property. To the best of Pan American and the qualified person’s knowledge, all permits and licenses required to conduct activities on the La Colorada Property have been obtained and are currently in good standing.
1.2Geology and Mineralization
The La Colorada Property is located in the Zacatecas mining district, within the Mexican Silver Belt. Many of the major deposits in the silver belt are located within the Sierra Madre Occidental mountains and associated volcanic belt. The region contains epithermal Ag-Pb-Zn ± Au ± Cu vein, and polymetallic skarn, carbon replacement deposits (CRD), and porphyry deposits.
Mineralization at the La Colorada Property comprises a structurally controlled, vertically extensive polymetallic system that includes epithermal intermediate-sulphidation Ag-Pb-Zn veins, CRD mineralization, polymetallic skarn, and a deeper Cu-Mo-Ag porphyry-style system. Mining to date has focused on the upper portions of the epithermal vein systems, which host high-grade silver-dominant mineralization, while CRD and skarn mineralization are being defined through ongoing drilling and technical studies. Porphyry-style mineralization has been intersected in limited drilling but has not yet been a primary exploration focus.
The epithermal vein system is structurally controlled by fractures and faults developed during D1 to D3 deformation events, with mineralization focused along ENE- to E–W-trending vein corridors, including the Recompensa, Amolillo, and NC-HW systems, together with abundant second-order splays, duplexes, and antithetic structures. Recent drilling has

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PAN AMERICAN SILVER CORP

substantially expanded the known vein architecture, particularly in the southeastern Candelaria area, where multiple new high-grade veins have been identified between and adjacent to the Cristina and San Geronimo systems.
Newly delineated structures—including the Mariana, Filomena, Nicolasa, Josefina, Estela, Jade, Rubí, Sofia, and Veta 3 veins—define a densely mineralized corridor extending approximately 500 metres along strike and over 500 metres vertically, increasing the cumulative strike length of recognized mineralized veins in this area to more than 2.5 kilometres. Individual quartz-dominant veins typically range from 1 to 3 metres in true width but locally widen where splays coalesce or where veins interact with lithological contacts. Mineralization consists of quartz-calcite gangue with sulphide assemblages dominated by galena, sphalerite, pyrite, native silver, and silver sulphosalts, with subordinate gold.
In addition to classic epithermal veins, drilling has defined a contact-related silver-polymetallic replacement and breccia mineralization style developed along volcanic–sedimentary contacts in the southeastern part of the mine. This mineralization locally forms intervals exceeding 10 metres in width and represents an important departure from the historically narrow-vein epithermal model.
Overall, the recognition of multiple new epithermal veins, extensive splay development, and contact-related replacement mineralization demonstrates that the La Colorada Property mineral system is more structurally complex and volumetrically significant than previously interpreted, with positive implications for future mineral resource growth and mine planning.
The polymetallic skarn mineralization is structurally controlled by D2-related faults that acted as conduits for porphyry intrusions and hydrothermal fluids. Two intrusive centres have been identified: a main centre between the 901–903 skarn zones and a second north of the 902 zone. Mineralization is dominantly exoskarn, formed by interaction of magmatic fluids with carbonate host rocks external to the intrusions.
Intrusion emplacement caused contact metamorphism and prograde skarn development, producing calc-silicate minerals and enhancing porosity and permeability. Subsequent cooling led to retrograde skarn alteration through three stages, progressing from epidote–magnetite assemblages to sulphide-rich mineralization (Mo–Cu–Zn–Pb–Ag–Mn), and finally quartz–carbonate alteration. A distal CRD phase formed massive sulphide bodies and veinlets in limestone, typically occurring above or outward from the main skarn system.
1.3Exploration Status
Before Pan American acquired the La Colorada Property, it had been exploited for many years without any systematic exploration work. The main structures were identified by underground mining before Pan American’s involvement. Pan American started to systematically test the zones that contain silver, gold, lead, and zinc in 1997 and has continued to drill since then to increase the mineral resource and compensate for the depletion of mineral reserves. MLC, the previous owner, drilled 131 core drill holes for a total of 8,665 m. As of June 30, 2025, more than 980,000 m were drilled at the La Colorada Property in both the vein mine areas (Recompensa, Estrella, and Candelaria) and the skarn deposit. This includes 399 drill holes (for 345,621 m) that target the skarn deposit.

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PAN AMERICAN SILVER CORP

1.4Mineral Resource and Mineral Reserve Estimates
Mineral resource estimates were carried out separately for the vein mine and the skarn deposit. The vein mine mineral resource consists of 99 mineralized zones, each estimated separately. Annual updates are carried out on those mineralized zones that have been mined or drilled significantly since their previous estimate. The skarn deposit mineral resource model was built in April 2024 and is the basis for mineral resource estimates presented in Pan American’s mineral resource and mineral reserve updates for mid-year 2024 and 2025. This same mineral resource model is the basis for the PEA presented in Section 24 of this Technical Report.
The mineral resources for the vein mine and the skarn deposit are tabulated below in Table 1-1. The effective date of the mineral resource is June 30, 2025. Mineral resources exclude those mineral resources that were converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.

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PAN AMERICAN SILVER CORP

Table 1-1: Mineral resource statement for the La Colorada vein mine and skarn deposit

Classification	Tonnes (Mt)	Ag Grade (g/t)	Ag Metal (Moz)	Au Grade (g/t)	Au Metal (koz)	Pb Grade (%)	Pb Metal (kt)	Zn Grade (%)	Zn Metal (kt)
La Colorada vein mine
Measured	0.4	229	3.0	0.12	1.60	0.91	3.8	1.55	6.4
Indicated	2.6	144	11.8	0.35	28.7	0.68	17.4	1.14	29.3
M+I	3.0	155	14.80	0.32	30.3	0.71	21.2	1.21	35.7
Inferred	15.3	297	146.5	0.27	131.6	1.93	295.4	3.39	519.7
La Colorada skarn deposit
Indicated	265.4	36	308.7	-	-	1.37	3,648.9	2.85	7,554.4
Inferred	61.7	30	58.6	-	-	0.95	585.4	2.55	1,572.9
Notes:
1.Numbers may not add up due to rounding.
2.Mineral resources exclude those mineral resources that were converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.Mineral resources were estimated in accordance with the guidelines laid out in the CIM Mineral Resource and Mineral Reserves Estimation Best Practice Guidelines (November 2019) and classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) guidelines.
4.For the vein mine, the vein, hangingwall, and footwall zones were combined into a practical mining width that includes a minimum dilution of 40 cm, or 35 cm of each hangingwall and footwall for cut and fill or longhole stoping mining methods respectively. A minimum mining width of 2.6 m was used for cut and fill and 2.2 m for longhole mining areas.
5.For the vein mine, the diluted mining interval was reported above an economic cut-off grade that was calculated using a price of US $24 per ounce of silver US $2,050 per ounce of gold, US $2,800 per tonne of zinc, and US $2,200 per tonne of lead. Economic cut-off grades used for reporting the resource vary for each vein as a function of oxidation, depth, mining method, and geotechnical and processing variables.
6.The vein mine’s listed lead and zinc grades are averages for the deposit. However, the only payable base metals are those from concentrates produced from the sulphide ores, not those from the doré produced from the oxide ores.
7.The vein mine Measured and Indicated mineral resources include 0.1 Mt at an average grade of 95 g/t Ag, and 0.17 g/t Au containing 0.2 Moz silver and 0.4 Koz of gold that are subject to a net profit share agreement with a third party. Inferred mineral resources include 1.2 million (M) tonnes at an average grade of 560 g/t Ag and 0.25 g/t Au containing 21.3 Moz of silver and 9.5 koz of gold that are subject to a net profit share agreement with a third party.
8.The effective date for the mineral resource estimate for the vein mine is June 30, 2025.
9.Prices used to report the skarn mineral resources were: US $22 per ounce of silver, US $2,800 per tonne of zinc, and US $2,200 per tonne of lead.
10.For the skarn deposit mineral resources, an estimated net smelter return (NSR) (in US$/t) was calculated using metallurgical recoveries, obtained from metallurgical testing, of 87.4% silver, 88% lead and 93% zinc with mineral concentrates containing 67% Pb in the lead concentrate and 60% Zn in the zinc concentrate. Estimates for transport, payability, and refining/selling costs, based on experience and long-term views of the marketing, treatment, and refining of these types of mineral concentrates, were included.
11.Reasonable prospects for eventual economic extraction were assessed for the skarn deposit by determining the total in-situ tonnes and metal grades constrained inside volumes that were based on a sublevel caving (SLC) mining method. To determine the constraining SLC shapes, an initial elevated cut-off value of US $50/t NSR was applied. Geotechnical, geometry and caving rules were then applied to ensure that practical mining shapes and sequences were achieved. Each level, each zone was individually tested for overall economics and then tested as part of the caving sequence. The resulting constraining shapes were then considered as practical mining outlines. The tonnes and grades are inclusive of the must-take low-grade material within the volume. No other mining recovery, ring recovery, dilution, or mineral losses have been applied.
12.The effective date of the skarn deposit mineral resources estimate is June 30, 2025. The geological model was completed in May 2024 and results from diamond drilling conducted in 2024, 2025, and the first quarter of 2026 are therefore not included in this estimate.
13.The mineral resource estimates for the La Colorada vein mine and skarn deposit were prepared under the supervision, or reviewed by Christopher Emerson, FAusIMM, Christopher Wright, P.Geo, and Martin Wafforn, P.Eng, each of whom is a qualified person as that term is defined in NI 43-101.

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PAN AMERICAN SILVER CORP

Pan American updates mineral reserve estimates on an annual basis following reviews of metal price trends, operational performance and incurred costs for the previous year, the results of diamond drilling and underground channel sampling conducted during the year, and production and cost forecasts over the LOM. The mineral reserve statement of the La Colorada vein mine as of June 30, 2025, is presented in Table 1-2.
Table 1-2: Mineral reserve statement for the La Colorada vein mine as at June 30, 2025

Category	Tonnes (Mt)	Silver Grade (g/t Ag)	Gold Grade (g/t Au)	Lead Grade (% Pb)	Zinc Grade (% Zn)	Contained Silver (Moz)	Contained Gold (koz)	Contained Lead (kt)	Contained Zinc (kt)
Proven	3.4	300	0.21	1.24	2.17	33.2	23.3	42.5	74.6
Probable	6.1	295	0.21	1.20	2.21	57.5	40.4	72.6	134
Total	9.5	297	0.21	1.21	2.19	90.7	63.7	115.1	208
Notes:
1.Mineral reserves have been estimated by the La Colorada technical services team under the supervision of Martin Wafforn, P.Eng, and Christopher Wright, P.Geo each of whom is a qualified person as defined by NI 43-101. The mineral reserve estimate conforms to the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) guidelines.
2.Mineral reserves are reported at variable cut-off values ranging from US $65.2/t to US$ 180.3/t. Metal price assumptions of US $22/oz for silver, US $1,900/oz for gold, US $2,100/t for lead and US $2,600/t for zinc were considered. Processing recovery assumptions for oxides are of 82.34% for silver and 42.68% for gold. Processing recovery assumptions for sulphides are of 93.83% for silver, 59.78% for gold, 88.55% for lead and 82.52% for zinc. Mine operating cost assumptions range from US $53.7/t to US $115.1/t, depending on the mining method, and lateral development requirements. Processing cost assumptions are of US $18.4/t, tailings disposal costs assumptions are of US $3.8/t, while general and administrative (G&A) cost assumptions are of US $28.9/t. Sustaining capital cost assumptions for mobile equipment replacement and infrastructure upgrades are of US $14.1/t, based on long term estimates.
3.Mineral reserves are stated at a mill feed reference point and account for mining widths, diluting material and mining losses.
4.The vein mine’s listed lead and zinc grades are averages for the deposit. However, the only payable base metals are those from concentrates produced from the sulphide ores, not those from the doré produced from the oxide ores.
5.Proven and Probable mineral reserves include 1.6 million tonnes at an average grade of 440 g/t Ag and 0.26 g/t Au containing 23.2 Moz of silver and 13.7 koz of gold that are subject to a net profit share agreement with a third party.
6.All selective mining units converted to mineral reserves contain a majority proportion of measured and indicated mineral resources.
7.Numbers may not add up due to rounding.
1.5Mining and Processing Methods
Currently, underground mining at the La Colorada vein mine is conducted at the Candelaria and Estrella mines, with no active mining at Recompensa. Mining methods, selected based on vein geometry and local ground conditions, include cut and fill and longhole stoping, primarily using AVOCA and modified AVOCA variants.
Main ramps and haulage drifts are developed to nominal dimensions of 4.5 m by 4.5 m. Development is carried out using electric hydraulic jumbo drills, with ore and waste handled by scooptrams and trucks. Material to be processed and some waste is hoisted to surface using a shaft with a capacity of approximately 3,000 tpd and is subsequently hauled to the mill crusher stockpile. Development waste is predominantly hauled to stopes to be used as backfill or hoisted to surface using the excess shaft capacity. Any excess waste can also be hauled to the surface using the Estrella Ramp, which was recently slashed out to a minimum section of 4.5 m wide by 4.5 m high to facilitate the use of 36 t capacity mining trucks for increased waste haulage.
There are separate processing plants for processing sulphide and oxide ores. The sulphide ore goes through a conventional flotation circuit that can process 2,000 tpd. It involves crushing, grinding, and selective lead and zinc froth flotation to

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produce lead and zinc concentrates. The oxide ore is processed through a conventional cyanide leach circuit with a capacity of 400 tpd, involving crushing, grinding, leaching, Merrill-Crowe zinc precipitation, and smelting to produce doré. During 2025, the oxide plant processed approximately 51,800 tonnes of ore, while the sulphide plant processed approximately 667,800 tonnes. Based on the combined performance of both processing circuits, overall recoveries in 2025 averaged 92.9% for silver, 64.8% for gold, 84.6% for zinc, and 86.7% for lead.
A LOM plan based on the June 30, 2025, vein mine mineral reserve inventory supports mining and processing at an average throughput of approximately 1,860 tpd through 2037, followed by ramp-down in 2038 and 2039. The LOM plan involves an integrated operation where oxide and sulphide ore from the Candelaria, Estrella, and Recompensa underground mines are processed at their respective plants, with about 96.5% of the tonnes going to the sulphide plant. Longhole stopes are expected to contribute approximately 60% of the tonnes, with the rest mined via development in ore for longhole stope preparation and cut and fill. Execution of the plan requires approximately 142 km of primary development and 65 km of secondary development, equivalent to an average development rate of approximately 22,400 m per year until 2037, reducing to 13,400 m and 4,900 m in 2038 and 2039 as production rates ramp-down.
1.6Environmental Studies, Permitting, and Social or Community Impact
Pan American holds all necessary environmental and operating permits for the development and operation of the mine and is in compliance in all material aspects. The mine workings, processing plants, tailings storage facilities, waste disposal areas, effluent management and treatment facilities, roads, and power and water lines have all been constructed and are located within the boundaries of the permits, mining leases and surface rights controlled by the company with the exception of a portion of the Candelaria mine that extends onto an adjacent property owned by a third party.
The main environmental projects at the La Colorada Property focus on erosion control and revegetation of historical tailings deposits.
Pan American participates in the Mexican Environmental Protection Authority’s (PROFEPA) “Clean Industry” program, which involves independent verification of compliance with all environmental permits and the implementation of good practice environmental management procedures and practices. The La Colorada vein mine obtained its first certification in 2008 and is periodically recertified. The latest certification covered until December 2023. The mine is going through the renewal process with PROFEPA and other government agencies.
Pan American’s social performance strategy for local communities focuses on building trust and respect for human rights, managing its commitments and impacts, and, above all, improving the social and health conditions of the community while ensuring a safe environment. Pan American is dedicated to creating value by providing essential resources to local communities in a sustainable manner.
A closure cost estimate for the vein mine is prepared according to the US State of Nevada’s approved Standard Reclamation Cost Estimator (SRCE) methodology. It is updated every year for unit costs and discount rates, and every other year for physical disturbance estimates, if necessary. The current undiscounted and uninflated estimate of site reclamation costs is approximately US $19.4 million, effective December 31, 2025. No reclamation bond is required under Mexican law.

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There are no known environmental or social issues that could materially impact our ability to extract the mineral resources or mineral reserves
1.7La Colorada Skarn Project Preliminary Economic Assessment
The Revised PEA considers continued mining and processing of the existing vein mine mineral reserves using current mine facilities and infrastructure whilst developing access to the newly discovered high-grade silver veins and replacement mineralization in the eastern part of the Candelaria mine as well as the higher-grade zones of the skarn deposit mineralization. The Revised PEA contemplates the development of a decline from the existing 588 level to access the skarn deposit with works projected to begin in 2026. Soon after this development begins, activities would start to conventionally sink a production shaft and a ventilation shaft from surface. When completed and connected with the decline, these shafts will provide access, hoisting capacity, and complete the primary ventilation circuit for the skarn deposit mine. Additionally, the hoisting shaft will provide new material handling capabilities for the eastern zone of the vein mine.
As development of the underground mine progresses, and as described in the Revised PEA, the construction of a new 15,000 tpd plant would be timed to match the expected initial production from the skarn mine. The new process plant is expected to process all the production from the La Colorada Property upon commissioning in 2032, commingling vein (2,000 tpd) and high-grade skarn mineralization (13,000 tpd). Ramp-up to full 13,000 tpd skarn mining rates is anticipated two-years following completion of the plant construction. The tailings not required for the backfilling process are expected to be stored in a new conventional tailings storage facility that will be constructed on the La Colorada property.
The Revised PEA economic analysis was completed at the following prices: US $45.00/oz of silver, US $2,800/t of zinc and US $2,000/t of lead. The mineral resource estimate reported effective as at June 30, 2025, and mine plan were completed at metal prices of US $22.00/oz of silver, US $2,800/t of zinc and US $2,200/t of lead for the skarn deposit, and for the vein mine at US $24.00/oz of silver, US $2,800/t of zinc and US $2,200/t of lead. The lower silver prices used in the mineral resource and mineral reserve estimates allows for enhanced project economics when evaluated using the higher long-term silver price assumption.
The 15 kilo tonnes per day (ktpd) processing rate, with associated ramp- up and ramp down periods results in a 37-year LOM. 162 Mt of mill feed will be delivered during the LOM, including mineralization from the vein and skarn mine. Payable quantities of 232 Moz of silver, 4.74 Mt of zinc and 2.42 Mt of lead will be recovered into concentrates. The two main products produced are a zinc concentrate and a silver-rich lead concentrate. The only payable metals are zinc, lead and silver. Although low grades of gold and copper are present in the concentrates, they are not considered payable at this stage.
The La Colorada Skarn Project design will leverage the existing infrastructure at the La Colorada Property whenever feasible. The new facilities and the La Colorada Skarn Project will be designed with a focus on automation, electrification, energy efficiency, and renewable energy sources to reduce the carbon footprint of the La Colorada Skarn Project.
The advantages of the development approach defined in the Revised PEA relative to the 2023 PEA for the skarn deposit, as described in the Amended NI 43-101 Technical Report for the La Colorada Property dated March 22, 2024, include:
•improved economics by extracting maximum value from the newly identified silver mineral resource in the eastern Candelaria area and more selective mining of high-grade portions of the skarn deposit,
•lower initial capital investment, and

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•reduced technical risk around rockmass characterization and caveability using a conventional longhole stoping mining method.
The Revised PEA also concluded that, as exploration drilling continues to intersect additional mineralization outside of the current mineral resource models, a long-term option exists for a future mine expansion considering a change of the mining methods to a combination of block caving and sub-level caving to include lower grade mineralization of the skarn deposit.
Permits would be required to develop the La Colorada Skarn Project, a new processing facility, a tailings storage facility, and other surface infrastructure. Some current permits for the vein mine are expected to benefit the La Colorada Skarn Project in development and operations, including permits awarded in 2025 for shafts and declines that will provide for early works to access the deposit. The La Colorada Skarn Project will also likely be subject to additional authorizations, consultations, and agreements in the normal course of business, as well as other risks and uncertainties.
The La Colorada Skarn Project entails an approximately six-year capital development and construction timeline, from 2026 to 2031, followed by a two-year commissioning and ramp-up period. Total initial capital is estimated at US $1.9 billion.
LOM capital costs, operating costs and summary financial metrics are presented in Table 1-3. The La Colorada Skarn Project is estimated to have an internal rate of return of 17% and generate a cumulative after tax cash flow of US $7.1 billion and net present value with a 5% discount rate (NPV5) of US $2.6 billion.
The Revised PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.
There are no mineral reserves reported from the La Colorada Skarn Project at this time, as the current level of studies do not support mineral reserve estimations. A future PFS would be required for the La Colorada Skarn Project prior to the declaration of any mineral reserve estimates.

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Table 1-3: Summary financial metrics from the La Colorada Skarn PEA

Project Economics
Operating Costs
Mining costs (US$/tonne mined)	US $54.5
Processing costs (US$/tonne processed)	US $8.5
G&A costs (US$/tonne processed)	US $7.4
Cash cost per payable silver ounce (5 year average)[2]	US$ (26.34)
Cash cost per payable silver ounce (LOM)	US$ (15.89)
All-in sustaining cost per payable silver ounce (5 year average)	US$ (22.67)
All-in sustaining cost per payable silver ounce (LOM)	US$ (10.50)
Capital Costs[1]
Initial capital in billions	US $1.9
Sustaining capital[2] in billions	US $1.2
Total capital expenditures (LOM) in billions	US $3.2
Economic Analysis[3]
Annual after-tax cash flow (5 year average) in millions	US $653
Cumulative after-tax cash flow in billions	US $7.1
NPV (After-tax) in billions	US $2.6
IRR (After-tax)	17%
Pay-back period (after-tax, undiscounted) in years	4
Notes:
1.Cash costs and all-in sustaining costs are non-generally accepted accounting practices (non-GAAP) measures
2.Costs for the initial 5-year average include years 2034 to 2038, which follows the commissioning and ramp-up of the new processing facility.
3.Sustaining capital includes capital leases.
4.Assumes metal prices of US $45.00 per ounce of silver, US $2,800 per tonne of zinc, and US $2,000 per tonne of lead.

1.8Conclusions and Recommendations
1.8.1Conclusions
There is a good geological understanding of vein and skarn mineralization styles that make up mineral resources on the La Colorada Property. Refinements to geological understanding from continued drilling and development are being used to guide exploration for additional vein and skarn mineralization and improved confidence in mineral resource estimates as the La Colorada Skarn Project moves forward.
The mining parameters for the vein mine are well established over many years of mining and are adjusted from time to time as required based on physical measurements in the mine and reconciliation results. The assumptions made for the La Colorada vein mine cut-off grade and for the LOM operating cost are based on actual performance and projections.

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The longhole stoping mining method proposed for the skarn mine offers advantages of higher mining selectivity and improvement in mine production grades, lower initial capital for development and reduced surface footprint related to subsidence caused by caving methods, making this method an attractive option for the skarn mine compared to caving methods.
The LOM plans developed for the skarn mine are at a suitable level of detail for a PEA study. The designs and schedules have enabled various trade off studies and scenarios to be analysed to ensure realistic and appropriate timings and rates were used. The design and schedule scenarios tested the practicality of the mining sequences, production rates, development rates, and highlight the risks and opportunities in areas such as materials handling and ventilation.
Performance of vein mineralization in the existing plant, testwork on composites of skarn mineralization and limited testwork on blended skarn and vein mineralization provide a reasonable basis for metallurgical projections and process design for the Revised PEA.
Operating and capital cost estimates are derived from a combination of benchmarks and first-principles estimates based on preliminary designs. Capital cost estimates include an appropriate level of contingency given the level of engineering completed for the Revised PEA.
Environmental and social monitoring and programs at the current La Colorada vein mine provide sound baseline data that is being supplemented to cover the direct and indirect areas of influence of the future La Colorada Skarn Project. The La Colorada Skarn Project will be permitted and developed in accordance with all governmental and regulatory requirements.
There is an opportunity to add 32 M contained ounces of silver to the production plan beginning in 2032 by including the full 2 ktpd vein mine feed to the new plant schedule.
The Revised PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.
The results of the Revised PEA in this technical report are subject to variations in future development and operational conditions including, but not limited to, the following:
•Assumptions related to commodity prices and foreign exchange rates.
•Unanticipated inflation of capital or operating costs.
•Significant changes in recovery or processing parameters.
•Geological and structural modelling and interpretation of the mineralization.
•Geotechnical stoping assumptions, rock mass quality, stope dimensions, stress of the mining zones
•Stope dilution assumptions.
•Throughput and recovery rate assumptions.
•Changes in regulatory requirements and their interpretation by government authorities that may affect the development, operation, tails disposal or future closure plans.
•Changes in closure plan costs.
•Changes in permitting or approvals requirements.
•Changes in downstream treatment and smelter charges and costs.
•Criminal and organized crime activity in some regions of Mexico.

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The Revised PEA economic analysis has estimated a positive cash flow, and a positive NPV (5%) after accounting for the operating, capital, and taxation costs. The metals prices used for the Base Case economic analysis were US $2,800/t for zinc, US $2,000/t for lead and US $45.00/oz for silver.
In the opinion of the qualified persons, and considering the preliminary nature of the Revised PEA, there are no known or reasonably foreseen issues, risks or impediments that would prevent the La Colorada Skarn Project from advancing to a pre-feasibility study (PFS) once the mineral resources are further delineated and a new mineral resource model is prepared.
1.8.2Recommendations
Based on the information presented in this technical report, the qualified persons recommend the following action items.
The following work program is recommended for the next stage of project development for the La Colorada Skarn Project:
•Completion of the current phase of infill drilling on the La Colorada Skarn Project
•Development of an updated mineral resource model to support PFS mine design, mine planning and an updated mineral resource estimate for the skarn deposit
•A review of opportunities to better integrate the vein mine and La Colorada Skarn Project
•A geotechnical work program to support PFS mine design including development of a rockmass model, further paste backfill testwork, ground support optimization studies and development of mine design parameters
•Mining trade-off studies including shaft versus decline conveyor for material handling and a PFS mine production schedule as a basis for plant and surface infrastructure design
•Process testwork and flowsheet optimization studies including testing of blends of vein and skarn mineralization, comminution circuit and alternative flotation cell technologies
•Execution of a PFS on development of the La Colorada Skarn Project.

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2.Introduction
The La Colorada vein mine consists of three underground silver-lead-zinc mines located in Zacatecas, Mexico, approximately 100 km south of the city of Durango and 155 km northwest of the city of Zacatecas. Pan American holds a 100% interest in the 56 mining concessions (totalling approximately 8,840 hectares) that comprise the La Colorada Property through its subsidiary, Plata. Plata currently operates the La Colorada vein mine which is comprised of two underground operating mines (Candelaria, Estrella) and one non-operational mine (Recompensa). The La Colorada Property also hosts the skarn deposit discovered in 2018 through brownfield exploration near the La Colorada vein mine.
Pan American is a Canadian-based leading producer of precious metals in the Americas that operates silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile, and Brazil. Pan American also owns the Escobal Mine in Guatemala, which is not currently in operation. Pan American has been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence, and prudent financial management.
Pan American’s assets also include the following operations:
•100% ownership of the Jacobina underground gold mine in the state of Bahia of northeastern Brazil.
•100% ownership of the El Peñón underground gold-silver mine near Antofagasta in northern Chile.
•100% ownership of the Timmins operation in northeastern Ontario, consisting of two underground gold mines—the Timmins West Mine and the Bell Creek Mine—which both feed the Bell Creek mill.
•100% ownership of the Shahuindo open-pit gold mine in Cajamarca, Peru.
•100% ownership of the Huaron underground silver-zinc-copper-lead mine in Pasco, Peru.
•100% ownership of the Cerro Moro underground and open-pit gold-silver mine located in Santa Cruz Province, Argentina.
•100% ownership of the Minera Florida underground gold-silver mine located south of Santiago, Chile.
•95% ownership of the San Vicente underground silver-zinc-copper-lead mine in Potosí, Bolivia.
•44% ownership of the Juanicipio silver-gold-zinc-lead underground miner, in Zacatecas, Mexico.
•100% ownership of the Escobal silver-gold-lead-zinc underground mine, in Santa Rosa, Guatemala. The operation is currently on care and maintenance pending completion of an ILO 169 consultation.
This technical report was prepared in accordance with NI 43-101; it documents the mineral resource and mineral reserve estimates for the La Colorada vein mine and the skarn deposit as of June 30, 2025. This technical report also describes the results of a revised PEA for the La Colorada Skarn Project, disclosed on March 24, 2026. The Revised PEA is an update of the PEA presented in the Amended La Colorada Technical report effective December 18, 2023 (2023 PEA). The Revised PEA envisions combined development to access the newly identified silver mineral resource in the eastern Candalaria area of the existing La Colorada vein mine concurrently with the higher-grade portions of the skarn deposit using conventional longhole stoping, and the construction of a new 15,000 tpd plant. Production from the existing La Colorada vein mine mineral reserves will continue throughout construction, commissioning and well into the operation of the La Colorada Skarn Project, resulting in the Expanded La Colorada Mine.
This technical report was prepared by Pan American following the guidelines of NI 43-101 and Form 43-101F1. The mineral resource and mineral reserve estimates reported herein were prepared in conformity with generally accepted standards set out in the CIM Mineral Resource and Mineral Reserves Estimation Best Practices Guidelines (November 2019) and were classified according to CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014).

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2.1Sources of Information
The qualified persons, as such term is defined in NI 43-101, for this technical report are Martin Wafforn, P.Eng.; Christopher Emerson, FAusIMM; Christopher Wright, P.Geo, Americo Delgado, P.Eng.; who are full-time employees of Pan American, and Matthew Andrews, FAusIMM, who was a full-time employee of Pan American until March 2026 and is currently a consultant to the company. Table 2-1 lists the qualified persons, their responsibilities, and personal inspections on the La Colorada Property.
Table 2-1: Qualified persons and personal inspections

Qualified Persons
Martin Wafforn, P.Eng., Senior Vice President, Technical Services and Process Optimization
Responsible for Sections: 4: Property Description and Location; 5: Accessibility, Climate, Local Resources, Infrastructure and Physiography; 15: Mineral Reserve Estimates; 16: Mining Methods; 18: Project Infrastructure (excluding 18.2); 19: Market Studies and Contracts; 21: Capital and Operating Costs; 22: Economic Analysis; 24: La Colorada Skarn Project PEA

Personal Inspection: Visited the La Colorada Property on numerous occasions including most recently on April 9, 2026.
Christopher Emerson, FAusIMM, Vice President, Exploration and Geology
Responsible for Sections: 6: History; 7: Geological Setting and Mineralization; 8: Deposit Types, 9: Exploration; 10: Drilling; 11: Sample Preparation, Analyses and Security; 14: Mineral Resource Estimates; 23: Adjacent Properties.

Personal Inspection: Visited the La Colorada Property on numerous occasions including most recently between January 21 and 22, 2026.
Christopher Wright, P.Geo, Vice President, Mineral Resources Management
Responsible for Sections: 14: Mineral Resource Estimates, 15: Mineral Reserve Estimates
Personal Inspection: Visited the La Colorada Property from March 10 to March 13, 2025, and most recently between December 8 and December 10, 2025.
Americo Delgado, P.Eng., Vice President, Mineral Processing, Tailings, and Dams
Responsible for Sections: 13: Mineral Processing and Metallurgical Testing; 17: Recovery Methods; 18.2: Mine, Processing and Tailings Facilities; 24.1.2 La Colorada Skarn Project PEA Mineral Processing and Metallurgical Testing; 24.1.3: La Colorada Skarn Project PEA Recovery Method – General Description; 24.1.4.13: La Colorada Skarn Project PEA Project Surface Infrastructure Tailings Management.

Personal Inspection: Visited the La Colorada Property on multiple occasions since 2012 and most recently between March 11 and 13, 2020.
Matthew Andrews, FAusIMM, Advisor, Environment
Responsible for Sections: 20: Environmental Studies, Permitting and Social or Community Impact; 24.1.5 Skarn Project PEA Environmental Studies, Permitting and Social or Community Impact
Personal Inspection: Visited the La Colorada Property on multiple occasions since 2011 and most recently between August 11 and 12, 2025.
Shared Responsibility by all Qualified Persons for Related Disclosure in Sections: 1: Summary; 2: Introduction; 3: Reliance on Other Experts; 12: Data Verification; 25: Interpretation and Conclusions; 26: Recommendations; 27: References.

In preparation of this technical report, the qualified persons reviewed technical documents and reports on the La Colorada Property supplied by on-site personnel and consultants. The documentation reviewed, and other sources of information, are listed at the end of this technical report in Section 27.
The most recent technical report on the La Colorada Property was compiled by Pan American with an effective date of December 18, 2023 (Wafforn et al., 2023). This 2023 Pan American report served as the foundation for this current technical report which updates and replaces the information as of an effective date of March 24, 2026.

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3.Reliance on Other Experts
The qualified persons have relied on information derived from Pan American’s internal records for information regarding legal matters related to land title and tenure information, and taxes (including royalties and other government levies or interests) applicable to revenue or income from the La Colorada Property, as described in Sections 4, 16, 19, 21, 22, and 24.
The qualified persons have not performed an independent verification of the land title and tenure information, as summarized in Section 4 of this technical report, nor have they verified the legality of any underlying agreement(s) that may exist concerning the permits or other agreement(s) between third parties, as summarized in Section 4 of this technical report. For these matters, the qualified persons of this technical report have relied on information provided by Pan American.

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4.Property Description and Location
4.1Location
The La Colorada Property is located in the Chalchihuites district of Zacatecas State, Mexico (Figure 4-1). It is approximately 100 km southeast of the city of Durango and 155 km northwest of the city of Zacatecas. The centre of the La Colorada Property is located at approximately 23° 22’ N lat. and 103° 45’ W long.
Figure 4-1: The La Colorada Property location
The La Colorada vein mine produces oxide and sulphide ores from three separate underground mines: Candelaria, Estrella, and Recompensa (no mining is currently taking place at the Recompensa mine). The La Colorada Property also hosts a large polymetallic skarn deposit discovered in 2018 through brownfield exploration near the La Colorada vein mine.

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4.2Issuer’s Interest, Mineral Tenure, and Surface Rights
Pan American owns 100% of the La Colorada Property through its wholly owned subsidiary, Plata. The La Colorada Property, including certain exploration concessions outside the mining area, is comprised of 56 mining concessions totalling approximately 8,840 hectares (Figure 4-2, Figure 4-2 and Table 4-1). Pan American entered into an Exploration and Exploitation Agreement with respect to certain adjacent mineral concessions, which permits Pan American to access certain high-grade silver veins and allows Plata to mine parts of these concessions for the La Colorada Skarn Project until April 19, 2033.
On May 8, 2023, the Mexican government enacted a decree to reform various provisions of the Mining Law (the 2023 Decree), which was published in the Official Gazette and became law on May 9, 2023. Prior to the 2023 Decree, all mining concessions in Mexico were issued with a term of 50-years from the date of issuance, with an additional 50-years extension term. Among other things, the 2023 Decree reduces the renewal term of current mining concessions to an additional 25-years. However, the current impact of the 2023 Decree and its applicability to the La Colorada Property remains uncertain. For further information regarding the 2023 Degree, please see Section 4.6.

615000
620000
625000
630000
635000
2600000
2595000
2590000
2585000
N
FATIMA FRACCION 1
AMPL. AL TEPOZAN
AMPL. DE SAN CRISTOBAL
VICTORIA EUGENIA I
FF5
FF6
FF8
FATIMA
MELISA
LIZETTE
UNIFICACION EL CONJURO
SAN FRANCISCO I FRACC. 1
SAN CRISTOBAL
Chalchihuites
LA CRUZ
San José De Ranchos
VICTORIA EUGENIA IV
TEPOZAN SEGUNDO
NUEVA ERA
VICTORIA EUGENIA II
123
SAN ACACIO Y SAN MIGUEL
SAN FRANCISCO I FRACC. 2
11
FATIMA I
LA REFORMA
JUL
VICTORIA EUGENIA
VICTORIA EUGENIA III
PLATOSA
PAN AM I
MANTO 2
MANTO 1
FERYTER
CRUZ DEL SUR
MISSISSIPPI
MARIETA
UNIFICACION VICTORIA EUGENIA
EL CRISTO 2
EL CRISTO 1
PAN AM
TRES FLORES
CRESTON
José María Morelos
UNIFICACION CANOAS
SAN JOAQUIN
SAN GERONIMO
VICTORIA 3 FRACC. B
EL CRISTO
EL REAL 2
VICTORIA 3 FRACC. A
VICTORIA 2
VICTORIA 5
PAN AMERICAN SILVER
La Colorada Property
Mapped Veins
Skarn Project Area
0
5
km
NAD83, zone 13
Source: Pan American, 2024

Figure 4-2: Mining concessions
Plata pays a semi-annual mining duty to maintain the mining concessions in good standing. To the knowledge of Pan American and the qualified person, Plata has met all necessary obligations to retain the La Colorada Property in full compliance with the Mining Law and its Regulations. Plata controls, or holds rights to, approximately 1,300 ha. of surface

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rights covering the main workings of the La Colorada vein mine. Plata has acquired additional surface rights related to the La Colorada Skarn Project consisting of 2,600 ha. of adjacent private land. Plata is continuing negotiations to acquire additional private properties and for a lease on an ejido property.
The mineral reserves, mineral resources, mine workings, processing plant, effluent management and treatment systems, and tailings disposal areas are all located within the mining concessions controlled by Pan American.
Table 4-1 summarizes the terms of the mining concessions owned by Plata. If applicable, the 2023 Decree, may affect the renewal terms of these existing mining concessions, as well as the terms of any future mining concessions granted by the Mexican Mines Bureau.
Where we think necessary and appropriate, we intend to apply for the renewal or extension to the term of the mining concessions in accordance with the Mexican legal and regulatory framework applicable at the relevant time. Any future extension will be subject to regulatory review and the discretion of the relevant governmental authorities.

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Table 4-1: Mining concessions

Concession Name	Title	Area (Ha)	Expiry Date	Concession Name	Title	Area (Ha)	Expiry Date
Ampl. De San Cristobal	T-170097	29.1	15/03/2032	Marieta	T-171833	9	14/06/2033
Ampliacion Al Tepozan	T-182730	10.8	15/08/2038	Melisa	T-217670	69.6	05/08/2052
Creston	T-213594	9	17/05/2051	Mississippi	T-195070	432.1	24/08/2042
Cruz Del Sur	T-170155	11.1	16/03/2032	Nueva Era	T-214659	29.7	25/10/2051
El Cristo	T-228944	119.7	20/02/2057	Pan Am	T-233733	4,332.6	24/10/2061
El Cristo 1	T-229247	224	26/03/2057	Pan Am I	T-244604	53.1	03/11/2065
El Cristo 2	T-230727	98.5	04/10/2057	Platosa	T-216290	41	29/04/2052
El Real	T-214498	20	01/10/2051	San Acacio Y San Miguel	T-179719	73.1	11/12/2036
El Real 2	T-228945	561.3	20/02/2057	San Cristobal	T-170095	10	15/03/2032
Eureka	T-244603	0.6	03/11/2065	San Francisco	T-221728	7.8	29/01/2048
Fatima	T-233977	288.4	12/05/2059	San Francisco I Fracc. 1	T-223953	165.5	14/03/2055
Fatima Fraccion	T-234041	0.1	21/05/2059	San Francisco I Fracc. 2	T-223952	3.3	14/03/2055
Fatima Fraccion 1	T-234042	3.5	21/05/2059	San Geronimo	T-172102	4	25/09/2033
Fatima Fraccion 2	T-234043	0.8	21/05/2059	San Joaquin	T-172103	16	25/09/2033
Fatima Fraccion 4	T-234044	0.9	21/05/2059	Tepozan Segundo	T-163260	13.5	03/09/2028
Fatima Fraccion 5	T-234045	7.1	21/05/2059	Tres Flores	T-229893	13.6	25/06/2057
Fatima Fraccion 6	T-234046	2.8	21/05/2059	Unificacion Canoas	T-211969	18.5	15/03/2032
Fatima Fraccion 7	T-234047	0.3	21/05/2059	Unificacion El Conjuro	T-170592	44.9	01/06/2032
Fatima Fraccion 8	T-234048	4	21/05/2059	Unificacion Victoria Eugenia	T-188078	285.6	21/11/2040
Fatima I	T-233147	241.2	11/12/2058	Victoria 2	T-217628	16.7	05/08/2052
Feryter	T-192967	38.3	18/12/2041	Victoria 3 Fracc. A	T-217629	459.3	05/08/2052
Jul	T-232538	24.7	25/08/2058	Victoria 3 Fracc. B	T-217630	14.2	05/08/2052
La Cruz	T-211085	8.5	30/03/2050	Victoria 5	T-226310	693.4	05/12/2055
La Libertad	T-244944	3	30/05/2066	Victoria Eugenia	T-211587	36.1	15/06/2050
La Reforma	T-218667	135.6	02/12/2052	Victoria Eugenia I	T-204862	23.3	12/05/2047
Lizette	T-221172	23.4	02/12/2053	Victoria Eugenia Ii	T-211166	49	10/04/2050
Manto 1	T-238175	19.5	08/08/2061	Victoria Eugenia Iii	T-204756	1.1	24/04/2047
Manto 2	T-238757	0.9	24/10/2061	Victoria Eugenia Iv	T-217627	36.9	05/08/2052

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4.3Royalties, Back-In Rights, Payments, Agreements, and Encumbrances
In 2016, Maverix Metals Inc. (Maverix) acquired from Pan American a gold stream equivalent of 100% of the payable gold production from the La Colorada Property, less a fixed price of US $650 per ounce for the LOM. Triple Flag Precious Metals Corp. (Triple Flag) acquired Maverix on January 19, 2023.
Plata is subject to various governmental taxes, fees, and duties, including a Special Mining Duty (“Derecho sobre minería”) (SMD) of 8.5% applied to taxable earnings before interest, inflation, taxes, depreciation, and amortisation; and a deductible Extraordinary Mining Duty (“Derecho extraordinario sobre minería”) (EMD) of 1.0% that is applied to gross gold, silver and platinum sales.
A part of the La Colorada Skarn Project is subject to a net profit share agreement with a third party related to mining an adjacent concession, as described in Section 24.1.7.2.
To the best of Pan American´s and the qualified person’s knowledge, the La Colorada Property is not subject to any other royalties, overrides, back-in rights, third party payments, or other agreements, encumbrances, or governmental taxes, fees, and duties.
4.4Environmental Liabilities
There are no known significant environmental liabilities on or related to the La Colorada Property.
In December 2016, the Zacatecas state government enacted a new set of ecological taxes which took effect on January 1, 2017 (the Zacatecas Tax). The Zacatecas Tax targets carbon dioxide (CO2) emissions associated with the use of electricity and materials placed in tailings storage facilities. However, since the implementation of that tax in 2017, La Colorada Property has been exempted from taxes on tailings deposition as a result of a constitutional appeal (amparo). Pan American expects that this exemption will be extended to the La Colorada Skarn Project (see Section 24). Pan American is currently paying for its CO2 emissions released by fixed sources, and it is anticipated that only CO2 emissions from fixed sources will be taxable under the Zacatecas Tax.
4.5Permits
The mine workings, processing plant, tailings storage facilities, waste disposal areas, effluent management and treatment facilities, roads, and power and water lines have already been constructed and are located within the boundaries of the mining leases and surface rights controlled by Pan American. All permits and licenses required to conduct activities at the La Colorada vein mine have been obtained and are currently in good standing.
Future permits for any new mine components, including those for the La Colorada Skarn Project discussed in Section 24, will depend on the location and engineering of the designed infrastructure. When project information is finalized, we will proceed with a Regional Environmental Impact Statement (MIA) and Change of Land Use (CUS) permit processes, as well as permits from the National Water Commission (CNA). The overall approval process consists of the preparation of documents and pertinent studies, the submission of required information to authorities, and the final authorisation if no further materials or information is requested from the applicable governmental authority. A detailed permitting strategy and plan is being developed as details of the project components are confirmed.

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4.6Significant Factors and Risks
Certain individuals asserted community rights and land ownership over a portion of the La Colorada Property’s surface lands in the Agrarian Courts of Mexico. They have also initiated a process with the Secretariat of Agrarian, Territorial, and Urban Development of Mexico’s Federal Government (the SEDATU) in Zacatecas State, which has been transferred to SEDATU’s main offices in Mexico City, to declare such lands as national property. In February 2023, the Agrarian Court in Zacatecas resolved that the claimants did not prove their community rights and therefore they do not have any land ownership rights. In August 2023, the Superior Agrarian Court dismissed the appeal filed by the claimants. A further appeal was filed with the Federal Court of Mexico by the claimants but has also been dismissed. The proceeding initiated with the SEDATU is still pending. If Pan American is unable to acquire or maintain access to these surface rights, there could be material adverse impacts on the La Colorada Property’s future mining operations. However, if the SEDATU proceedings declare the surface as National Land, Plata, as the possessor of the land, has the right of first refusal to acquire the property from the Mexican Government. The land that is the subject of the SEDATU proceeding covers approximately 1,200 hectares of the La Colorada Property. The SEDATU proceeding does not cover the land comprising the La Colorada Skarn Project.
The 2023 Decree makes significant changes to the current Mining Law, including but not limited to the following:
•Reducing the term of the new mining concessions from 50-years (with one-time 50-year renewal) to 30-years (with a one-time 25-year renewal).
•Restricting the granting of mining concessions to public auctions only.
•Elimination of the “available ground” (terreno libre) concept.
•Imposing stricter conditions on water availability and usage rights, as well as the siting and operation of mine waste facilities.
•Imposing regulations on mining concession transfers.
•Imposing additional grounds for the cancellation of mining concessions and further restrictions on operations within Natural Protected Areas (áreas naturales protegidas).
•Imposing additional grounds for the cancellation of mining concessions and further restrictions on operations within protected natural areas (áreas naturales protegidas)."
•The Ministry of Economy may grant mining authorizations (“títulos de asignación”) directly to parastatal entities (entidades paraestatales) for the exploration, extraction, and processing of minerals or substances deemed strategic or reserved to the State (e.g., lithium).
•Imposing additional requirements for financial instruments to be provided to guarantee preventive, mitigation, and compensation measures resulting from social impact assessments, as well as potential damages that may occur during mining activities.
•Requiring that a consultation process with Indigenous and Afro-Mexican communities be completed as a prerequisite for the granting of mining concession titles, pursuant to ILO Convention 169.
These changes to the Mining Law have been appealed by numerous mining companies, including 13 amparos filed by Plata covering all its concessions (including the La Colorada Property), as well as a formal constitutional challenge by members of Congress. The applicability of the 2023 Decree remains subject to the final resolution of the Supreme Court of Mexico. Should these demands be unsuccessful, the 2023 Decree is expected to impact Pan American’s current and future exploration activities and operations in Mexico, the extent of these impacts is currently undetermined but could be material.

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Pan American is exposed to many risks in conducting its business, both known and unknown, and there are numerous uncertainties inherent in estimating mineral reserves and mineral resources and in maintaining viable operations. Although the qualified persons and Pan American have no current expectation that the mineral reserve and mineral resource estimates in this technical report will be materially negatively impacted by external factors such as environmental, permitting, title, access, legal, taxation, availability of resources, and other similar factors, changes in relation to such factors are not uncommon in the mining industry and there can be no assurance that these factors will not have a material impact. For example, the third-party claims initiated before the SEDATU with respect to a portion of Pan American’s surface rights described herein could, if determined adversely, have a material impact on the La Colorada Property’s operations.
The political, economic, regulatory, judicial, and social risks related to conducting business in foreign jurisdictions, and changes in metal and commodity prices, pose particular risk and uncertainty to Pan American and could result in material impacts to Pan American’s business and performance. In addition to external factors and risks, the accuracy of any mineral reserve and mineral resource estimate is, among other things, the function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Results from drilling, testing, and production, as well as a material change in metal prices, changes in the planned mining method, or various operating factors that occur subsequent to the date of the estimate may justify revision of such estimates and may differ, perhaps materially, from those currently anticipated, and readers are cautioned against attributing undue certainty to estimates of mineral reserves and mineral resources.

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5.Accessibility, Climate, Local Resources, Infrastructure, and Physiography
5.1Physiography, Vegetation, and Climate
The La Colorada Property is located in the North American Cordillera, within the mountains of the Sierra Madre Occidental. The Sierra Madre Occidental is the largest continuous mountain range in Mexico and extends for approximately 1,500 km along the western margin of Mexico, parallel to the Pacific coast. It forms the western boundary of the Central Mexican Plateau (CMP), which is a large, elevated plateau extending from the US border in the north to the Trans-Mexican Volcanic Belt in the south. The elevated area within the southern portion of the CMP is referred to as the Mesa Central, which includes the states of Mexico, Guanajuato, Queretaro, Hildago, and San Luis Potosi, in addition to portions of Zacatecas and Jalisco. In the state of Zacatecas, which hosts the Zacatecas mining district, the Sierra Madre Occidental mountains partially overlap into the Mesa Central.
The physiography of the area is characterized by wide flat valleys and narrow, relatively low mountain ranges and hills at elevations ranging between 2,100 and 2,550 metres above sea level. The climate is arid to semi-arid, with vegetation typically including mesquites, pines, and cacti. The rainy season is from July to September, and winter temperatures are around freezing at night. The La Colorada vein mine operates year-round.
5.2Accessibility, Local Resources, Population Centres, and Transport
The La Colorada Property is accessible from the city of Durango by a 120 km paved highway and a 23 km public, all-weather road that is partially asphalted and partially gravel. The La Colorada Property is also accessible from the city of Zacatecas by similar types of roads. Both cities are major industrial and supply centres for the region and are a source of experienced workers. Flights to both cities are scheduled daily from Mexico City and other major commercial and industrial centres in Mexico. Chalchihuites, with a population of approximately 10,500 and located 16 km northwest of the La Colorada Property, is the closest municipality.
5.3Surface Rights
The mine workings, processing plant, tailings storage facilities, waste disposal areas, effluent management and treatment facilities, roads, and power lines are located within the boundaries of the mining concessions and approximately 3,400 has of surface rights controlled by Pan American.
5.4Power and Water
Pan American has agreements in place with the national power utility, Comisión Federal de Electricidad (CFE), and GENERACION INDUSTRIAL for the supply of power sufficient for the current operating plans. The La Colorada vein mine also maintains diesel generators onsite to provide backup power when necessary. Water for the mining operation is supplied from the underground mine dewatering systems, and tailings facilities on the La Colorada Property. The water supply is expected to be adequate for the existing and planned future requirements of the La Colorada Property.
5.5Infrastructure
The surface infrastructure includes the plant processing facilities, tailings and waste rock storage facilities, offices and workshops, accommodation camps, change houses, warehouses, fuel and lubricant facilities, water and diesel tanks, surface electrical distribution, air compressors, explosive magazine, water treatment plants, sludge settling ponds and

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piping, surface ventilation fans, mine portals, run-of-mine ore stockpiles, domestic waste landfill, roads, surface grading and drainage, security gates and fencing, and satellite communication. Figure 5-1 presents some of the typical infrastructure and landscape.
Notes:
A: Surface infrastructure; aerial view looking north.
B: Typical vegetation: pine tree near mine site.
C: Tailings storage facility; aerial view looking south.
D: Beaty shaft headframe; aerial view looking northwest.
Figure 5-1: Typical landscape and infrastructure

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6.History
In 1925, the Dorado family operated mines at two locations on the La Colorada Property. From 1929 to 1955, Candelaria y Canoas S.A., a subsidiary of Fresnillo S.A., installed a 100 tpd flotation plant and processed the old dumps of the two former mines. La Compañas de Industrias Peñoles also conducted mining operations on the La Colorada Property from 1933 to the end of World War II. From 1949 to 1993, Compañia de Minas Victoria Eugenia S.A. de C.V. (Eugenia) operated a number of mines on the La Colorada Property. In 1994, MLC acquired the exploration and exploitation claims and surface rights of Eugenia and conducted mining operations until 1997 on three of the old mines at a rate of approximately 150 tpd. Exploration during this period was mainly in the form of development along known veins. Prior to Pan American’s ownership of the La Colorada Property, 131 diamond drill holes had been drilled.
In 1997, Pan American entered into an option agreement with MLC. Pan American then conducted exploration and diamond drilling as part of its due diligence process. In April 1998, Pan American acquired the La Colorada Property from MLC and has since focused its production on the Candelaria, Estrella, and Recompensa mines.
In 2016, Maverix acquired from Pan American a gold stream equivalent of 100% of the payable gold production from certain claims for the La Colorada Property, less a fixed price of US $650 per ounce for the LOM. Triple Flag acquired Maverix on January 19, 2023.
6.1Historical Mineral Resource and Mineral Reserve Estimates
Although a number of historical mineral resource estimates and mineral reserve estimates have been prepared for the La Colorada Property throughout its life, none of these estimates are currently regarded as significant.
6.2Past Production
The production prior to Pan American’s ownership is not readily available. Pan American started small-scale production in January 2001 from surface stockpiles and underground development headings. Full-scale production started in mid-2003. Production of silver (Ag), gold (Au), zinc (Zn), and lead (Pb) are tabulated in Table 6-1.

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Table 6-1: Production history from 2001 to 2025

Year	Processed Tonnes	Ag Feed Grade (g/t)	Ag Recovery (%)	Ag Production (oz)	Au Production (oz)	Zn Production (t)	Pb Production (t)
2001	47,317	598	86.1	782,853	—	311	384
2002	50,662	442	87	626,035	—	333	316
2003	99,115	427	86.66	767,661	—	433	383
2004	171,155	449	86.29	2,036,075	2,428	122	136
2005	211,854	530	83.95	3,081,213	3,191	—	—
2006	233,743	462	87.32	3,493,995	3,501	—	153
2007	331,067	452	90.84	3,964,074	3,877	943	686
2008	377,844	397	92.2	3,910,830	3,773	1,835	1,012
2009	324,916	414	91.16	3,467,856	6,554	2,311	1,205
2010	345,697	378	87.99	3,701,568	4,312	2,940	1,366
2011	404,533	369	89.51	4,295,783	4,104	4,466	2,388
2012	419,591	374	89.62	4,431,111	3,578	5,599	2,766
2013	448,659	352	89.88	4,566,377	2,579	6,759	3,324
2014	471,347	366	89.82	4,979,290	2,569	7,700	3,740
2015	485,426	379	90.06	5,326,772	2,626	8,912	4,259
2016	528,817	377	90.35	5,795,038	2,933	11,400	5,997
2017	655,326	368	91.07	7,056,109	4,288	15,440	8,796
2018	725,967	358	91.16	7,617,256	4,398	17,785	8,845
2019	768,744	361	91.85	8,205,805	4,613	20,974	11,149
2020	559,144	308	90.84	5,024,807	3,474	13,582	6,631
2021	572,464	312	90.07	5,171,394	2,714	9,984	5,190
2022	641,054	316	91	5,927,183	3,327	10,017	5,647
2023	537,086	277	91.97	4,391,993	2,261	7,373	4,220
2024	631,887	277	92.68	4,877,827	2,607	11,374	7,043
2025	719,604	280	92.93	6,015,029	4,613	11,974	6,500
Total	10,763,019	356	90.58	109,513,934	78,320	172,567	92,136

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7.Geological Setting and Mineralization
7.1Regional Geology and Geological History
The La Colorada Property is located within the Sierra Madre Occidental (SMO) mountains, on the western margin of the Mesa Central within the Guerrero Composite Terrane (GCT) (Figure 7-1).
Figure 7-1: Regional geological setting
Mexico is split into several tectonostratigraphic terranes: crustal regions, bounded by major faults, that share the same geological history. The La Colorada Property is located within the GCT close to the thrust fault that forms the eastern boundary between the GCT and the Oaxaquia Terrane (Ebner, 2023). The Oaxaquia Terrane is a Gondwana crustal

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fragment that is composed of a Precambrian gneiss basement, covered by Paleozoic sediments and capped by Permian volcanic and volcaniclastic rocks. The GCT is a geologically varied and complex region to the west of the Oaxaquia Terrane. It formed as a result of crustal uplift and sedimentation as the Farallon Plate was thrust onto the Gondwana crustal fragment during Laramide-age subduction and is characterized mostly by submarine and locally subaerial volcanic and sedimentary successions that range in age from Jurassic to middle-Late Cretaceous.
The oldest rocks on the GCT were formed at the start of subduction and consist of Jurassic-age, deep water, near-slope turbididites, subaerial volcanic rocks (which formed at the subduction zone), and back-arc continental sandstone and conglomerate red beds with volcanic clasts. These are overlain by extensive early- to late-Cretaceous back-arc basin deep-sea limestone and mudstone sequences, which transition to reef and shallow marine limestone sequences.
Continued subduction-related E-W compression during the Cretaceous to Eocene resulted in uplift and deformation of the Cretaceous limestone sequences. Widespread erosion and a large-scale hiatus in sedimentation occurred at the end of the Cretaceous with only localized colluvial conglomerate deposits preserved in the rock record. Some plutonic rocks were emplaced during this period.
A relaxation of the regional compressional environment during the Eocene (between ~66 and 37 Ma) resulted in voluminous calc-alkaline intermediate to felsic volcanics deposits known as the Lower Volcanic Complex (LVC) (Ebner, 2023). Volcanic composition changes throughout the LVC with andesitic-rich lower portions grading to rhyolite-rich towards the top contact. The LVC forms the base of the SMO volcanic belt.
During the Late Paleocene to Middle Eocene, the regional structural setting of the GCT shifted from E-W compression to NE-SW extension as the Farallon and North American plates continued to collide at variable intensities and rates in different sections of the subduction zone. This extensional setting gave rise to grabens, half grabens, horsts, and tilted blocks, and resulted in local thrusting of the older Mesozoic marine sediments on surface. Several of these Mesozoic thrust panels, referred to as inliers, are exposed in the region. The La Colorada Property lies on one such inlier, known as the Chalchihuites inlier. Concurrent with thrusting, sedimentary basins developed across central and southern Mexico, forming continental red beds comprising of volcanic-clast conglomerates interlayered with lava flows.
Continued Middle Eocene and Oligocene extension resulted in the deposition of the upper volcanic sequence (UVS). It forms the upper unit of the SMO volcanic belt and was emplaced in two pulses between 32 Ma and 20 Ma (Ebner, 2023). The UVS deposits generally have well defined bedding and multiple tuffaceous horizons. They are capped by Pliocene to Quaternary volcanic deposits and landforms, and Quaternary conglomerates.
7.2Regional Structural Geology
Five distinct deformation phases, from the late Mesozoic to Tertiary, are recognized in central Mexico (Starling, 2022) and are observed on the La Colorada Property:
•D1 – Early Laramide (~80-60 Ma) ENE compression caused by the subduction of the Farallon plate beneath Gondwanaland, resulted in low angle folding and thrusting of the Mesozoic marine sediments.
•D2 – Late Laramide (~60-40 Ma) NNE compression and contractional deformation, caused by the passage of the Caribbean Plate between the North and South American plates reactivated low angle northwest-trending basement structures, thought to be the main control on porphyry copper and associated orogenic gold deposits in Mexico.
•D3 – Early post-Laramide (~38-28 Ma) N-S to NNE extension resulting from the completed migration of the Caribbean Plate between the North and South American plates and the continued separation of the two continents. The low

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angle northwest-trending thrust faults were reactivated with sinistral trans-tension, producing E-W to NW-SE normal faults and tension fractures between the sets of reactivated faults. The majority of the epithermal vein, skarn, and CRD deposits found in the older SMO rocks in Mexico are thought to be associated with this deformation phase.
•D4 – Main stage Basin and Range ENE extension (~28–18 Ma) caused by slower subduction of the Farallon Plate beneath Gondwana resulted in NNE and NW-orientated normal faulting and tilting of the SMO volcanic units. D5 – WNW extension in central and southern Mexico (~12–0 Ma) related to the onshore projection of the subducting oceanic ridge as part of the N-S-trending East Pacific Rise. This event results in a series of N-S to NNE trends extending into the Altiplano with major faults that border the western side Fresnillo District and define the Zacatecas horst block.
The La Colorada Property is located within a regional WNW trending structural corridor that coincides roughly with the northeastern boundary of the GCT (Figure 7-2) and an ESE structure that forms along the southern margin of the Chalchihuites inlier.

103°W
102°W
24°N
23°N
N
0 km 25
Ag, Pb
Au
Ag, Pb
San Martin
(skarn/i-s vein)
Sombrerete
(i-s vein)
El Chacuaco
(vein/CRD)
Chalchihuites
(skarn/CRD)
Sain Alto, Hg
Hg
Sn
La Colorada
(skarn/vein/
i-s breccias)
Plateros
(i-s veins)
Fresnillo
(i-s & l-s veins)
Fco I.
Madero
(sedex)
Zacatecas
(i-s & l-s veins)
Pb, Zn, Ag
Cu, Ag
Milagros
(i-s veins)
San Nicolas
(VMS)
Real de
Angeles
(vein/
stockwork)
Cu, Zn
Bolaños
graben
LEGEND
Quaternary
Alluvium
Tertiary
Upper Volcanic Complex
Basalt
Rhyolitic (flow, ignimbrites, aglomerates, tuff)
Cretaceous
Sandstone - Shales
Limestone –Shales
Upper Jurassic
Limestone
Structural
Principal fault zone
Major lineament/ structural element
Secondary structure
Project / Ore Deposit

Source: Pan American, 2023 modified from Starling 2017 internal report

Figure 7-2: Regional geology of western Zacatecas with major deposits and interpreted major basement fault zones

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7.3Regional Mineralization
The La Colorada Property is located in the Zacatecas mining district, within the Mexican Silver Belt (MSB). The MSB is oriented approximately NW-SE and extends from the southwestern United States in the north to the Trans Mexican Volcanic Belt (TMVB) in the south. Many of the major MSB deposits are located within the SMO mountains and associated volcanic belt. The region contains epithermal Ag-Pb-Zn + Au + Cu vein, polymetallic skarn, CRD, and porphyry deposits (Figure 7-3).
Epithermal Ag-Pb-Zn +/- Au intermediate sulphidation epithermal veins within the MSB are generally hosted in dacites of the LVC and in the underlying Cretaceous sedimentary sequences and tend to be older than 30 Ma (Ebner, 2023) (Figure 7-3). Polymetallic CRD and skarn mineralization replace the Cretaceous limestone units, appear similar in age and composition to the IS epithermal veins, and may be genetically related to them (Ebner, 2023). Ongoing studies may corroborate this hypothesis or determine that they result from different events within the evolution of the hydrothermal system. Gold-rich low sulphidation epithermal deposits are also found in the MSB and these tend to be hosted in the UVS rhyolites (younger than 30 Ma) and are controlled by large-scale NNE- and NNW-striking extensional faults (Zamora-Vega et al, 2018). The MSB also hosts additional volcanic-hosted massive sulphide, iron-oxide copper and gold, orogenic gold, carbonatite, pegmatite, tin vein and placer deposits (Ebner, 2023).
Figure 7-3: Plan of regional mineralization relative to the SMO volcanic belt and Trans-Mexican Volcanic Belt

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7.4Property Geology
The general stratigraphic column for the La Colorada Property is shown in Figure 7-4.

STRATIGRAPHIC COLUMN, LA COLORADA SKARN
TERTIARY
PALEOCENE
CRETACEOUS
CENOMANIAN
ALBIAN
APTIAN
Upper Volcanic Complex
Rhyolitic flow, aglomerated and tuff
Lower Volcanic Complex
Dacitic flow, aglomerated and tuff.
Ahuichila Fm.
Sedimentary conglomerate
Indidura Fm
Intercalations of thinly bedded calcareous shales, limestone and sandstone.
Cuesta del Cura Fm.
Limestone with chert-shale intercalations
Fresnillo Fm. ?
Limestone-shale and calcareous sandstone intercalations.
LEGEND
VOLCANIC
UPPER VOLCANIC COMPLEX
LOWER VOLCANIC COMPLEX
SEDIMENTARY CONGLOMERATE
SEDIMENTARY
SANDSTONE
SHALE
LIMESTONE
INTRUSIVE
LATE ANDESITIC DIKE
RHYODACITIC PORPHYRY
DACITIC PORPHYRY
ANDESITIC PORPHYRY
EPITHERMAL VEINS
BRECCIA
CRD
SKARN

Source: Pan American, 2023

PAN AMERICAN SILVER

Figure 7-4: Local stratigraphy of La Colorada Property, Zacatecas, Mexico

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The lower Cretaceous sedimentary rocks of the Fresnillo Formation constitute the base of the stratigraphic sequence and are composed predominantly of thick, fine-grained limestone beds interlayered with sandy mudstone and calcareous sandstones that were deposited in shallow marine and terrestrial environments. The unit does not outcrop on the La Colorada Property and, although it may be present at depth, the upper contact with the overlying Cuesta del Cura Formation has not been identified, possibly masked by skarn recrystallisation of the limestone units. Regionally, the limestone beds of this formation provide an important host to mineralization.
The overlying Lower Cretaceous Cuesta del Cura Formation consists of thinly interbedded dark grey to black limestones, pelagic shales, black chert, and calcareous mudstones. It was deposited in a reef environment. It has been intersected in drill holes over a unit thickness of at least 1,000 m, which seems to be thicker than other areas where this formation was studied, and constitutes the predominant limestone stratigraphic unit and primary host to skarn alteration and mineralization at the La Colorada Property. The Cuesta del Cura Formation is the oldest stratigraphic unit to outcrop on the La Colorada Property (Figure 7-4).
The Cuesta del Cura Formation is overlain by the Indidura Formation, an Upper Cretaceous sequence of thinly bedded shales interbedded with clayey limestone, calcareous sandstone, and siltstone. The unit is light grey to yellow, commonly exposed in synclinal axes, and reaches a thickness of 100 m in the district.
The Laramide compressional events caused fracturing, faulting, and folding of the Cretaceous sediments. These units generally dip shallowly towards the southwest in the La Colorada Property.
The limestone units are unconformably overlain by the Late Cretaceous to Early Paleocene Ahuichilla Formation, which is a terrestrial red conglomerate formed at the base of steep slopes and cliffs as a result of gravitational material movement. The formation contains variably-sized, sub-rounded limestone, flint, sandstone, shale, and dacite fragments within a consolidated calcareous clay matrix. At the La Colorada Property, the Ahuichilla Formation is irregularly distributed but, where present, is approximately 40 m thick and dips towards the northwest.
The sedimentary units are discordantly overlain by the northeast dipping dacite flows and tuffs of the LVC. Laramide-age fractures and faults provided conduits for the Late Cretaceous-Eocene intrusive phase of this unit and its associated hydrothermal fluids. Where intrusions and hydrothermal veins were in contact with the Mesozoic sediments, metamorphism and recrystallisation, primarily of the limestone units, has occurred, resulting in marble, hornfels, and skarn lithologies. At the La Colorada Property, the LVC has been the host of the majority of the epithermal IS Ag-Pb-Zn vein mining to date. The LVC is approximately 825 m thick, dips moderately to the NE, and is the dominant outcropping unit on the La Colorada Property.
The UVS rhyolite tuffs and ignimbrites unconformably overlie the LVC and dip gently to the south and southeast. Together, the SMO volcanic rocks extend up to 1,200 m in thickness and cover the majority of the La Colorada Property to the east.
Quaternary conglomerates unconformably overlie the UVS in the NE and NW corners of the La Colorada Property.
Several blind intrusive bodies and phases of brecciation and veining have been identified at depth. Descriptive details about the same in chronological order of emplacement are as follows:
1.Andesite porphyry forms both a large intrusion and dykes. This intrusive unit is cut by all the other intrusive phases.

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2.Dacite porphyry dykes (dated at ~67Ma (Ebner, 2023)), which appear to be feeders for the LVC intrusion. This intrusive phase is considered the primary source of the skarn mineralization (Chang, 2021 (internal report)).
3.Rhyodacite intrusion and dykes, dated at around 63 Ma (Ebner, 2023), are thought to be related to syn- to post-skarn mineralization. Representing the largest intrusion identified to date on the La Colorada Property, it may be responsible for mineralization in some areas (Chang, 2021 (internal report)).
4.Several post-skarn breccias are observed on the La Colorada Property. They generally occur in or near marble units or faults and are fairly localized (only a few metres wide). These breccias are thought to have formed at low temperatures with minimal transportation or movement of the brecciated material. These breccias are interpreted as dissolution or collapse breccias that occurred after the skarn and associated mineralization events (Chang, 2021 (internal report)).
5.Several breccias on the La Colorada Property are related to a breccia pipe that present diverse fragments and evidence for several phases of brecciation. These breccias are developed mainly in the area between the 901 and 902 mineral zones (as seen on Figure 7-5) structurally controlled along the NC2 - Vein 3 trend. Economically significant mineralization occurs where skarn fragments within this breccia pipe. Fine-grained, late-stage andesite dykes, related to the divergence of the Baja California Peninsula from the main continental plate, cut across all other intrusive and stratigraphic units, including the LVC.
6.Epithermal veins, which preferentially follow structural planes, cut across the LVC and all underlying stratigraphic units, including the skarn mineralization. These veins are the focus of the La Colorada vein mine.
Small breccia bodies exposed at surface and in underground workings at the La Colorada vein mine are believed to post-date epithermal veins. These breccias, in contrast to the skarn breccia, are umineralized, localized, and have limited continuity/expression at depth.
Figure 7-5 shows surface geology, veins, and skarn footprint in the area of the La Colorada vein mine.

Recompensa Vein
Central Fault
AMOLILLO Vein
Amanecer Fault
Colorada Fault
LIZ Vein
AMOLILLO Vein
NC2 Este Vein
NC2 Vein
MARIANA
SOFIA Vein
Natalia
Skarn Footprint
SG1
SG2
San Geronimo
Filomena
Ramal San Geronimo
DOÑA Vein
Bx La Chona
Josefina
Dique Fault
Bernardina
CRISTINA Vein
HW
VETA 3 Vein
Azul Fault
Gertrudis Vein
Legend
Colluvial
Conglomerate
Rhyolite
Rhyolitic Lapilli Tuff 3
Glassy tuff
Rhyolitic Lapilli Tuff 2
Rhyolitic Lapilli Tuff 1
Andesita
Dacite
Conglomerate Ahuichila
Fm. Indidura
Principal Veins
6500 N
6000 N
5500 N
5000 N
3000 E
3500 E
4000 E
4500 E
5000 E
5500 E
6000 E
0
250
500 m

Plan View
Source: Pan American, 2026

PAN AMERICAN
— SILVER —

Figure 7-5: Plan showing surface geology, local structure, and skarn footprint

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7.5Local Structure
All regional structural events are evident on the La Colorada Property, though Stages D1 to D3 are the principal events that affect mineralization. The major structures related to mineralization and surface geology are shown in Figure 7-5. The effects of structural deformation of local geology are described as follows:
•Structural phase D1 created in NNW-trending folds and thrusts in the Mesozoic sediments with fault displacement between tens to over hundreds of metres.
•The D2 structural phase is associated with NNE trending dextral shearing and is thought to control the orientations of porphyry intrusions and breccias.
•D2 structures were reactivated during the D3 structural phase along a sinistral orientation, and ESE and NNE trending secondary shear structures formed. The dextral and sinistral movement on the normal faults formed NE striking dilation zones, which host the epithermal vein mineralization, and as such, the epithermal vein locations delineate the major northeast trending structures throughout the La Colorada Property.
•The D4 and D5 structural events tilted fault blocks to the ENE and ESE by as much as 10-20°.
7.6Local Mineralization
Epithermal intermediate sulphidation Ag-Pb-Zn vein, CRD, polymetallic skarn mineralization, and Cu-Mo-Ag Porphyry style mineralization have been identified at the La Colorada Property. The upper portions of epithermal vein system have been the historic focus of the currently operating La Colorada vein mine, while the skarn and CRD mineralization are currently being defined and characterized by ongoing drilling and technical studies. Limited drilling at the moment exists for the porphyry as it has not been the exploration priority.
7.6.1Epithermal Vein Mineralization
Epithermal silver–polymetallic mineralization at the La Colorada Property is structurally controlled and hosted by fractures and faults developed during the D1 to D3 deformation events, which acted as conduits for hydrothermal fluid flow and vein emplacement. The principal vein systems trend ENE to E–W and include, from northwest to southeast, the Recompensa, Amolillo, and NC-HW structural corridors. These primary structures are accompanied by multiple second-order subparallel splays, duplexes, and antithetic structures, as well as a subordinate set of NW- to WNW-trending veins.
Recent exploration drilling has significantly expanded the known epithermal vein architecture, particularly in the southeastern portion of the mine, where multiple new high-grade veins have been identified between and adjacent to the historically recognized Cristina and San Geronimo systems. Newly defined vein structures include, but are not limited to, the Mariana, Filomena, Nicolasa, Josefina, Estela, Jade, Rubí, Sofia, and Veta 3 veins, together with associated splays and veinlet zones. These structures form a densely developed structural corridor extending approximately 500 metres along strike and over 500 metres vertically, and collectively increase the total known strike length of mineralized veins in the southeastern Candelaria area to more than 2.5 kilometres.
The epithermal veins are typically brecciated, locally oxidized at shallow levels, and exhibit irregular vein margins. Individual quartz-dominant veins commonly range from 1 to 3 metres in true width but locally widen significantly, particularly where multiple vein splays converge or where veins interact with lithological contacts. Vein gangue mineralogy consists mainly of quartz and calcite, with locally abundant barite and rhodochrosite. Sulphide assemblages include galena, sphalerite, pyrite, native silver, and silver sulphosalts, with gold occurring both with sulphides and locally as free gold. Well-developed epithermal banding textures are locally present but are generally rare; most mineralized veins are

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characterized by chaotic breccias and massive sulphide zones. Because the breccias are typically poorly cohesive, surface expression of individual vein structures is limited.
In addition to classic epithermal vein mineralization, recent drilling has identified a new mineralization style consisting of contact-related silver-polymetallic replacement and breccia mineralization developed along the interface between volcanic and sedimentary lithologies in the southeastern part of the mine. This mineralization locally occurs adjacent to, and is spatially associated with, epithermal vein structures, and in places exhibits wide mineralized intervals exceeding 10 metres, with locally significantly greater thicknesses. This contact-related mineralization represents a departure from the historically dominant narrow-vein epithermal model and provides an additional mechanism for mineral resource growth beneath and adjacent to the established vein systems.
The Amolillo vein trends northeast over approximately 1.5 km and dips approximately 60° to the southeast, with mineralization extending more than 800 metres down-dip and an average vein width of approximately 2.2 metres. The NC vein system lies approximately 700 metres southeast of Amolillo, with the most significant structure, NC2, extending over 1.2 km along strike, dipping approximately 75° to the southeast, and remaining open at depth beyond 1 km. The HW series represents the western continuation of the NC system, strikes east–west, dips approximately 50° to the south, and extends over 600 metres down-dip. Veta 3 is interpreted as a major antithetic structure intersecting both the NC2 and HW systems at depth, with a northeast strike exceeding 900 metres and a steep northwest dip.
Collectively, the recognition of multiple new epithermal veins, extensive splay development, and the newly defined contact-related replacement and breccia mineralization has materially expanded the mineralized footprint of the La Colorada vein mine. These exploration results demonstrate that epithermal vein mineralization at the La Colorada Property is more structurally complex and volumetrically significant than previously interpreted, with strong implications for future mineral resource growth and mine planning.
7.6.2Polymetallic Skarn and CRD Mineralization
The polymetallic skarn deposit has been controlled by faults, primarily formed during the D2 deformation event, acted as a conduit for the intrusion of several porphyries and their associated hydrothermal fluids. To date, two intrusive centres with similar characteristics have been identified: the main intrusive centre located between the 901 and 903 zones of the skarn mineralization and a second centre north of the 902 zone. The majority of the skarn mineralization can be described as exoskarn: a type of skarn that forms when mineral-rich fluids from an intrusion react with the surrounding carbonate country rock.
Emplacement of the causative intrusions created contact metamorphism and prograde skarn. This is when hot magmatic fluids react with the carbonate rocks to produce calc-silicates. This in turn created the porosity and permeability for the subsequent cooling and additional retrograde stages of the skarn as described below.
The evolution of the skarn system begins with contact metamorphism that, in its early phase, gives rise to the occurrence of marble, calc-silicate hornfels, and recrystallized limestone. Metasomatism progresses to a prograde phase forming garnet, pyroxene, rhodonite, vesuvianite, and wollastonite, and later develops into a retrograde phase that consists of three stages:
•Early stage Retrograde Skarn A which is associated with epidote, magnetite, hematite, and quartz.

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•Second stage Retrograde Skarn B which is associated with quartz, calcite, and sulphides containing molybdenum, copper, zinc, lead, silver, and manganese.
•The final (third) stage Retrograde Skarn C, which has some quartz, anhydrite, calcite, and Mn-calcite.
A distal phase of CRD replacement bodies and veinlets of carbonate with sulphides occurs where carbonate host rocks are replaced by massive sulphides. Replacement mineralogy varies according to distance from the intrusion. CRD bodies typically occur in the limestone near vein contacts or above the skarn.
7.6.2.1Mineral and Metal Zonation
Skarn minerals include garnets, pyroxenes, pyroxenoids, and amphiboles. Almandine and andradite are the most common types of garnets, with rare occurrences of grossularite and uvarovite garnet. Well-developed zonation of garnet species occurs within the skarn units as a function of proximity to the porphyry intrusion. Zones close to the intrusion are characterized by predominantly dark brown to red garnets with lesser light-coloured pyroxenes. With increasing distance from the causative intrusion, garnet content decreases and the garnet species transitions to a distal zone characterized by dominant dark pyroxenes with lesser green to yellow garnets. In many distal areas, no garnets are visible and the skarn is composed entirely of dark pyroxenes. The zonation follows a general NW-SE trend in the main mineralized zone, with a secondary NE-SW trend in the extreme northeast.
Mineralization is associated with sulphides closely associated with skarn development and the onset of hydrothermal alteration of early skarn minerals. Sulphide textures vary from disseminated and patchy to semi-massive and massive. Zinc, in the form of sphalerite, is typically yellowish-brown to reddish brown, and is accompanied by galena, pyrite, chalcopyrite, and magnetite. CRD mineralization consists of massive to semi-massive sulphides.
Zinc, lead, copper, silver, and, to a lesser extent, gold grades are strongly associated with host skarn lithology and are inversely proportional to proximity to the intrusion (i.e. grades are lower in close proximity). The CRD and pyroxene skarn units away from the intrusion are therefore associated with the highest grades while the dark brown to red garnet skarn is associated with the lowest grades. The marble and porphyry units host minor mineralization, which occurs primarily as veins or veinlets in the limestone mineralization.
Metal zonation is present in the system: copper is highest in the intrusive and immediately proximal to the causative intrusion. Molybdenite grade is proportional to copper grade in the porphyry and iron content follows copper in the proximal dark brown to red garnet skarn. Zinc-lead-silver mineralization occurs in the transition zone between almandine and andradite garnets and grades to lead-zinc-silver towards the distal zone where pyroxenes and CRD predominate and are associated with the highest grades.
7.6.2.2Skarn Morphology
The La Colorada skarn deposit is comprised of several zones of mineralization located between 700 m and 1,900 m below surface, extending some 1,800 m in a NE-SW direction and 650 m in a NW-SE direction. Skarn geometry is dependent on the shape of the causative intrusion, the composition and orientation of the stratigraphy, and the lithological contacts that generate permeability in the host rock. Economic skarn mineralization is well developed in the retrograde skarn layers, which range from a few centimetres to tens and hundreds of metres thick. The skarn system is currently defined by three zones of economic mineralization identified by corresponding zone numbers. These are termed the West Zone (902 zone), Central Zone (901 zone), and East Zone (903 zone).

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There is evidence of E-W to NE-SW stratigraphic and structural control on mineralization, similar to that of the epithermal system. Figure 7-6 shows a typical cross section through the La Colorada skarn deposit.

A
A´
N
2500
2250
2000
1750
1500
1250
1000
LEGEND
Main Lithology
Lower Volcanics
Ahuichila Formation
Indidura Formation
Cuesta del Cura Formation
Post-Mineral Dykes
Porphyry Intrusion
Skarn Alteration
Marble & Hornfels
Pyroxenes Skarn
Green Garnet Skarn
Brown Garnet Skarn
Mineralization
Skarn Mineralization
CRD
Main Epithermal Veins
Mariana
NC2 Este
901
902
903
250m

Sectional view looking approximately N
Source: Pan American, 2026

PAN AMERICAN SILVER

Figure 7-6: Typical cross section of the La Colorada skarn deposit (looking NW)

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8.Deposit Types
The La Colorada vein mine is considered a typical hydrothermal polymetallic deposit located in a region with significant silver and base metal production from well-known vein and skarn deposits.
The La Colorada vein mine’s intermediate sulphidation epithermal vein model considered for exploration and mineral resource and reserve estimation transitions from silver-rich mineralization at surface to more base metal-rich mineralization at depth.
The skarn deposit is a typical Mexican porphyry-related skarn system associated with andesitic, dacitic, and rhyodacitic intrusive bodies and dykes in contact with limestone and siltstone. Significant economic mineralization occurs in light garnet skarn, light, and dark pyroxene skarn and in the collapse breccias dominated by skarn fragments. Garnet and pyroxene skarn zones contain zinc, lead, copper, and silver mineralization. The presence of late andradite garnet and pyroxenes (johansenite and hedenbergite) are distinctive in the calcic skarn found in the skarn deposit and exemplify a zinc-dominant skarn deposit.
Mineralization is related to multiphase hydrothermal and magmatic activity and occurs as various types, such as CRDs, breccia pipes, and epithermal silver-lead-zinc systems. Some evidence for copper molybdenum porphyry mineralization demonstrates the full evolution of the hydrothermal system.
8.1Skarn Mineral Paragenesis
Multiple phases and superposition of hydrothermal events suggest that magmatic and hydrothermal activity has continued over time and may have produced possible deeper telescoping systems. Early-phase magmatic activity commenced with the emplacement of a copper-molybdenum porphyry, continued with the formation of a skarn-CRD deposit, and concluded with the development of epithermal veins, mantos, and hydrothermal breccias.
The skarn paragenetic sequence is defined in the Figure 8-1, while Figure 8-2 shows a typical anatomy of a Mexican epithermal vein, skarn, and CRD deposit.

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Metamorphic Stage
Prograde Skarn
Retrograde Skarn A
Retrograde Skarn B
Retrograde Skarn C
Marble
Hornfels
Reaction Skarn
Garnet
Pyroxene
Rhodonite
?
Vesuvianite
Wollastonite
Epidote
Hematite
Magnetite
Quartz
Qz 1
Qz 2
Pyrite
Anhydrite
Calcite
(Mn-)Calcite
Sphalerite
Sph 1
Sph 2
Galena
Chalcopyrite
Bornite
Tennantite-Tetrahedrite
Arsenopyrite
Chlorite
Abundant
Less Abundant
Scarce
Unknown Stage
?

Skarn paragenic sequence
Source: Francisco, 2025 internal report

PAN AMERICAN SILVER

Figure 8-1: Skarn paragenetic sequence

post-mineralisation Oligocene-Miocene bimodal volcanics
sinter
Tertiary conglomerate
Oligocene or older Tertiary volcanics
jasperoids with Hg anomalies
argillic alteration overprint
MnOx-SiO2 alteration
argillic alteration overprint
syn- to late-mineralisation listric fault
Au, Ag, Sb, As values
epithermal veining
silicification ± MnOx
andesite
early Tertiary conglomerate
perched silicification
hydrothermal draw-down overprinting Sb, Ag, Au
Mn manto
CRD chimney
bedding
late-stage phreatomagmatic breccia
breccia pipe
massive limestone
irregular replacement zone
recrystallised limestone or calcsilicate skarnoid
phyllic alteration overprint
CRD chimney
reactivated thrust
fine-grained sill
mineralisation along dyke
disseminated mineralisation
Ag-Pb-Zn manto
endoskarn
late-mineral dyke/sill
shallow (<1km) felsic to intermediate intrusion
fossiliferous bed (preferential replacement)
recrystallised limestone or calcsilicate skarnoid
fluid focus along steep fault
potassic alteration
skarn (ss) - wider zone at deeper levels
hornfels
Fe-Zn-Cu proximal skarn (magnetite, pyrrhotite marmatite, bornite)
sandstone/shale bed
Pb-Zn-Cu manto

Schematic sketch – not to scale
Source: Starling, 2020 internal report

PAN AMERICAN SILVER

Figure 8-2: Sketch summarizing main characteristics of Mexican skarn and CRD deposits

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9.Exploration
The La Colorada Property was mined for several decades prior to any systematic exploration work. Most major structures were discovered through underground mine development before Pan American.
When the La Colorada Property was under option, Pan American conducted exploration and diamond drilling as part of its due diligence process. Since Pan American acquired the La Colorada Property, staff and consulting geologists have carried out near-mine surface and underground geological and structural mapping.
9.1Sampling
Systematic sampling of underground channels is conducted for grade control and mineral resource and reserve estimates as mining progresses.
The significant exploration results at the La Colorada Property that are material to this technical report were obtained by core drilling (surface and underground) and underground channel sampling. This work and the resulting interpretations are summarized in Sections 10, 14, and 15 of this technical report.
9.2Geophysics
Between September 1997 and March 1998, while the La Colorada Property was under option, Pan American conducted VLF radio and IP geophysical surveys. In 2019, Zonge International, Inc. (Zonge) conducted a magnetotelluric (MT) geophysical survey over the skarn deposit area using Zonge High-Resolution ZEN receivers, operating with four or six channels equipped with 32-bit analog-to-digital converters. A total of 13 line-km of geophysical data were collected on six NE-SW oriented lines. In 2022, Zonge extended the MT survey with an additional 18.2 line-km distributed in twelve NE-SW oriented lines and by extending two lines from the first survey. The geophysical data was used to create 2D and 3D inversion models to assist with drill targeting of the skarn deposit at depth.

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10.Drilling
Pan American initiated systematic testing of the silver-gold-lead-zinc-bearing zones in 1997 and has drilled continuously since then to expand the mineral resource and replace depletion of mineral reserves. Prior to acquisition by Pan American, MLC drilled 8,665 m in 131 core drill holes. At the end of June 2025, over 980,000 m were drilled at the La Colorada Property in both the La Colorada vein mine areas (Recompensa, Estrella, and Candelaria) and the skarn deposit (Table 10-1). This includes drilling between 399 drill holes (for 345,621 m) targeting the skarn deposit, of which 177 drill holes (118,778 m) were directional drilling from pre-existing drill holes to reach target depths.
Figure 10-1 illustrates the location of drilling on the La Colorada Property. Significant exploration results and interpretations obtained from surface and underground drilling are summarized in Sections 14 and 15 of this technical report.
Table 10-1: Distribution of drilling by zone as of June 30, 2025

Zones	Number of Drill Holes	Length (m)	Number of Samples
Recompensa	225	40,442	8,312
Estrella	7450	160,343	25,709
Candelaria - Oxides	413	69,725	11,021
Candelaria - Sulphides	918	256,382	75,740
Breccias	95	10,770	4,566
Veta 3	308	82,308	15,620
Skarn deposit	399	345,621	208,840
Ore Control + Infill Drilling	274	14,482	7,446
Total	10,082	980,073	357,254

Drilling and channel sampling are conducted continuously in the La Colorada vein mine area for the purpose of developing drill targets, upgrading mineral resources, converting mineral resources to mineral reserves, and replenishing depleted mineral reserves. Drilling density varies by category: brownfield potential is drilled at >100 m spacing, inferred mineral resources are drilled at 80 to 100 m spacing, and measured and indicated mineral resources are drilled on a 60 × 60 m grid.
Preliminary mineral resource estimates are made using the drill information. Later, the mineral resource models are refined using chip sample assays collected from the underground development along channels.
Underground definition core drilling is completed on a 40 × 40 m grid, where required, and short test drill holes are drilled from underground at a 20 × 20 m grid to locate veins and parallel structures and to assist with mining and grade control.
Exploration and mineral resource definition of the skarn deposit has been conducted using deep core drilling and directional drilling from pre-existing holes to allow access to the target depth. The drill spacing in this area varies from a few metres to >100 m.

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Plan View
Recompensa
Estrella
Candelaria - Sulfides
Skarn
Candelaria - Oxides
Breccias
Veta 3
View Looking North
W
E
Legend
Vein Mine Drill Holes
Vein Mine Channels
Skarn Drill Holes
Local Grid
Source: Pan American, 2025
0
250
500 m
PAN AMERICAN
SILVER

Notes: TOP: Plan view; BOTTOM: Longitudinal view looking north
Figure 10-1: Location of drilling and underground channels

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Geologists and technicians at the La Colorada Property follow a series of standard operating procedures for the planning and execution of core drilling and underground channel sampling programs. The application of these procedures by all operators has been consistent with industry standards.
10.1Drilling Procedures
Drill core diameters include PQ (85 mm), HQ (63.5 mm), NQ (47.6 mm), and BQ (36.4 mm), depending on the location and hole depth. The current core drilling procedures are summarized as follows:
1.Prior to drilling, the collar locations of all drill holes are marked with the Minnovare Azimuth Aligner equipment by the La Colorada survey crews. The collars are surveyed using a differential base-station GPS after the completion of drilling.
2.A Reflex multi-shot survey instrument is used to measure directional downhole deviation (both azimuth and inclination). Readings are taken at intervals of 30 m for single drill holes and every 1 m for directional drill holes during the curve process.
3.Core is placed in labelled plastic boxes at the drill site, and the boxes are taped and secured before transportation by the drill contractor to the logging facility.
4.Pan American geologists conduct lithological and geotechnical logging of drill core, describing all downhole data, including selected assay intervals. This information is recorded in digital format using Datamine DHLogger. The following features are recorded:
•Core diameter.
•Lithological descriptions that include:
-Lithological contacts.
-Type and intensity of various alterations.
-Geological structures (faults, fractures, veins, veinlets, etc.).
-Structural measurements (alpha core angles).
•Geotechnical description (core recovery and rock quality designation measurements).
•Sampling intervals that respect lithological contacts are marked and labelled.
5.Core is photographed and images are stored in a cloud-based software (Imago from Seequent).
No overall core recovery statistics were reviewed, but overall core recovery is estimated at >95% for core drilled with contractor drill rigs (both veins and skarn deposit) and >82% for core drilled with Pan American drill rigs (veins). The sampled core provides a reliable representation of the mineralization in the mining operation.
10.2Underground Sampling Procedures
The geologists or technicians who carry out the marking of the samples in the drift first check the mapping and sampling information of the previous drift. The collar location of the channel is identified in local mine grid coordinates, which are supplied by survey crews along the drift. The collar is identified on the left side of the drift. The width of the drift is measured with a measuring tape, perpendicular to the general strike of mineralization. In most cases the footwall, vein, and hangingwall samples are taken from the face. The sampled underground faces provide a reliable representation of the mineralization in the mining operation.
10.3Material Impact on the Accuracy and Reliability of Drilling Results
There are currently no known drilling, sampling, or recovery factors that are reasonably expected to materially impact the accuracy and reliability of the results.

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11.Sample Preparation, Analyses, and Security
Analytical samples include both drill core and channel samples. Drill core samples are generated from exploration and infill drilling programs that are conducted on surface and underground. These samples are used for target generation and estimation of mineral resources and mineral reserves. Channel samples come from underground grade control channels in development drifts and are used for short-term forecasting and grade control, as well as for estimation of mineral resources and mineral reserves.
11.1Sample Preparation and Security
All sampling is conducted on-site by Pan American personnel under the supervision of experienced Pan American geologists.
11.1.1Sampling of Drill Core
Core drill holes are processed in a secure core logging facility located on the La Colorada Property. The core is logged and photographed. Samples are selected based on their geological features and are no more than 2 m. Sampling consists of cutting the core in half with a diamond-bladed saw. One half of the core is placed in previously labelled plastic bags containing two sample number tags, while the other half is left in the core box as a reference or for additional metallurgical testing. The sample bags are sealed with security straps and placed in sealed plastic bags, which are then sent to the primary laboratories. Samples from the La Colorada vein mine rigs are sent to the La Colorada internal mine laboratory (the La Colorada Laboratory), which is operated by Pan American, while samples from the skarn deposit and some of the vein mine exploration drilling are sent to external laboratories.
In the opinion of the qualified person responsible for this section of the technical report, the sampling methodologies at the La Colorada Property conform to industry standards and are adequate for use in mineral resource estimation.
11.1.2Sampling of Underground Channels
Sampling of underground faces is carried out systematically by production geologists and technicians in the galleries after each advance. After the face is washed and secured, samples are taken from the bottom of the structure to the top. The sample location is determined by measuring the distance and azimuth from the nearest bolt left by the surveying team.
Geological contacts marking changes in lithology, alteration, mineralization, structures, etc., are identified and sampling intervals respect these contacts. The sample boundaries are marked on the face and the maximum channel sample length is set to 1 m. Sampling is done with an electrical saw or with a mallet and wedge. The resulting rock fragments that detach from the wall are placed in plastic bags containing sample tags. The samples are then transported to the La Colorada Laboratory for preparation and assaying.
In the opinion of the qualified person responsible for this section of the technical report, the sampling methodologies at the La Colorada Property conform to industry standards and are adequate for use in mineral resource estimation.
11.1.3Security Measures
Security measures used to ensure that the samples are not contaminated or tampered with include sealing the sample containers with tamper-evident seals, storing the samples in secure locations, and limiting access to the samples.

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11.2Analytical Procedures
11.2.1Analytical Procedures at the La Colorada Vein Mine
Most of the drill core and underground channel samples from the La Colorada vein mine areas are prepared and analysed by the La Colorada Laboratory, which is operated by Pan American. Certain vein-bearing drill holes are prepared by independent laboratories, including SGS Minerales (SGS) in Durango, Activation Laboratories Ltd (Actlabs) in Zacatecas, and Bureau Veritas, which is located in Hermosillo for sample preparation and in Vancouver, Canada, for analysis. The La Colorada Property laboratory and Actlabs are certified to ISO 9001:2015 standards. SGS, ALS Global (ALS), and Bureau Veritas are accredited to ISO/IEC 17025 standards. Actlabs, SGS, ALS, and Bureau Veritas are independent of Pan American.
Samples are sorted, logged in the laboratory database, weighed, and dried in a furnace. Samples are crushed and pulverized prior to analysis. Instruments are cleaned between each sample. The analytical methods for each lab are as follows:
•La Colorada Laboratory:
•For gold and silver assays: fire assay with gravimetric finish.
•For lead, zinc, and copper assays: acid digestion with atomic absorption finish.
•Actlabs, SGS, ALS, and Bureau Veritas:
•For gold assays: fire assay with gravimetric finish.
•For silver, lead, zinc, and copper assays: four acid digestion with inductively coupled plasma (ICP) finish.
11.2.2Analytical Procedures for the Skarn Deposit
Drill core samples collected from the skarn deposit are sent to external laboratories for preparation and analysis. Starting in early 2019, samples were sent to Actlabs in Zacatecas. From late 2019 to 2022, samples were sent to SGS in Durango. ALS was the external laboratory from 2022 to end 2025 for samples. Samples have been processed by ALS in their Hermosillo facility for sample preparation and in their Vancouver, Canada, facility for analysis. Actlabs is certified to ISO 9001:2015 standards. SGS and ALS are accredited to ISO/IEC 17025:2017 standards. Actlabs, SGS, and ALS are independent of Pan American.
At all external laboratories, the samples are sorted, logged in the laboratory database, weighed, and dried in a furnace. Samples are then crushed and pulverized for analysis.
The analytical methods for samples from the skarn deposit varied with the different laboratories used over time. The analytical method used at Actlabs in 2019 for silver and multi-element analysis consisted of aqua regia digestion with a combination of concentrated hydrochloric and nitric acids to leach sulphides, some oxides, and some silicates. This method was used for the analysis of the following elements: Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Te, Ti, Tl, U, V, Th, W, Y, Zn, and Zr.
Between 2019 and 2022, samples analysed at SGS for silver and multi-element analysis were analysed using aqua regia, nitric, and hydrochloric acid digestion, and inductively coupled plasma optical emission spectroscopy (ICP-OES) finish (ICP14B method code). This method was used for the analysis of: Ag, Al, As, Ba, Be, Bi, Ca, Cd, Cr, Co, Cu, Fe, Hg, K, La, Li, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sn, Sr, Ti, V, W, Y, Zn, and Zr. Gold was determined using fire assay with an atomic absorption spectroscopy (AAS) finish (GE_FAA313 method).

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In 2022 and 2023, samples sent to ALS were assayed for silver and multi-element analysis using aqua regia digestion and an inductively coupled plasma atomic emission spectroscopy (ICP-AES) finish (ME-ICP41 method). This multi-element method was used for the analysis of Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Li, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W, and Zn.
From 2024 to end 2025, the method for silver and multi-element analysis at ALS was changed to a four-acid digestion with ICP-AES finish (ME-ICP61 method). This method analyses for: Ag, Al, As, Ba, Be, Bi, Ca, Cd, Ce, Co, Cr, Cs, Cu, Fe, Ga, Ge, Hf, In, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, P, Pb, Rb, Re, S, Sb, Sc, Se, Sn, Sr, Ta, Te, Th, Ti, Tl, U, V, W, Y, Zn, and Zr. When silver exceeds 100 g/t, the determination is made by four acid digestion and reading by atomic absorption spectrometry (Ag-OG62). If silver exceeds 300 g/t, the sample is analysed by fire assay and gravimetric finish. When copper, lead, or zinc exceed 10,000 parts per million (ppm), the samples are analysed by four-acid digestion and reading by atomic absorption spectrometry (Cu, Pb, Zn-OG62). Gold is determined using fire assay with an AAS finish (Au-AA23 method).
11.3Quality Assurance and Quality Control
Pan American implements a quality assurance and quality control (QAQC) program that includes the submission of the following types of quality control (QC) samples to the internal and external laboratories:
•Blanks to detect cross-sample contamination in the sample preparation phase.
•Certified reference materials (CRMs or standards) to evaluate analytical accuracy and bias.
•Coarse reject/preparation duplicates to evaluate the reproducibility of assays within one original sample.
Blanks are inserted to monitor potential contamination in the preparation sampling stream. The blank material is composed of gravel-size silica that is known to contain silver, gold, lead, and zinc grades that are less than the detection limit of the analytical methods.
The reference materials are composed of material from the La Colorada Property and manufactured and certified by independent laboratories. The CRMs were prepared by SGS and Actlabs, both in Mexico. Each CRM is provided with a certificate listing the round-robin assay results and the expected standard deviation. These CRMs are individually packed in paper envelopes (100 to 120 g per envelope), inserted in plastic bags, and vacuum sealed.
Coarse reject (or preparation) duplicate samples consist of sample material that has been crushed by the laboratories (not pulverized) and returned to the sampling team. Samples for duplicate assay are selected from those returning high assays. These samples are then repackaged with new sample numbers and resubmitted on a monthly basis.
Assay results are reviewed regularly to ensure that appropriate and timely action is taken in the event of a failure. Any sample batch containing QAQC failures is resubmitted to another laboratory for analysis.
11.4QAQC at the La Colorada Vein Mine
For samples from the La Colorada vein mine, Pan American inserts one QC sample for every six samples submitted to the primary laboratories (the La Colorada Laboratory, SGS, Actlabs, Bureau Veritas, or ALS).
Silver assay results for blanks are presented in Figure 11-1. Results indicate that the cleaning protocol between samples is effective at minimizing contamination.

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Time Series for Coarse Blank (Ag)
(Drill Core & Channel samples; La Colorada vein mine)
N = 8747
Ag
Upper Limit
Observed Average
Silver Assay (g/t)
1,000.00
100.00
10.00
1.00
Jun-08
Aug-13
Apr-17
May-19
Dec-19
May-21
Jan-23
Jun-24
Samples (Time Series)

Figure 11-1: Silver assays for blank samples from the La Colorada vein mine (various laboratories, 2008–2025)
Results for CRMs, tested from 2008 to 2025 for silver are presented in Figure 11-2. The results are plotted as the Z-score versus time. The Z-score is calculated as ((Measured-Expected))/Tolerance). The tolerance is the number of standard deviations used as the failure criteria. The purpose of the Z-score is to plot multiple reference materials together on one chart normalized to one common scale and to identify any overall trends in the data. The silver CRM results show a negative bias since 2019, which is considered minor but is being monitored by Pan American.

Ag Z-Score All Reference Materials
(Drill Core & Channel samples; La Colorada vein mine)
N = 7688
+3 Std.Dev.
+2 Std.Dev.
-2 Std.Dev.
-3 Std.Dev.
5
4
3
2
1
0
-1
-2
-3
-4
-5
01-Jun-2008
21-Jun-2010
10-Jul-2012
30-Jul-2014
18-Aug-2016
07-Sep-2018
26-Sep-2020
16-Oct-2022
04-Nov-2024
Samples (Time Series)
Source: Pan American, 2026
Expected Value
2 Std.Dev
3 Std.Dev
ESTANDARES-1
ESTANDARES-2
ESTANDARES-3
ESTANDARES-4
ESTANDARES-5
ESTANDARES-6
ESTANDARES-7
ESTANDARES-8
ESTANDARES-9
ESTANDARES-10
Standar #1
STD-2
STD-3
STD-4
STD-5
STD-6
STD-7
STD-8
STD-SULF 24 A
STD-OXI25 A
Estandar #18-2022
Estandar #19-2022
Estandar #20-2022
Estandar #21-2022
STD-11
Standard # 12
Standard # 13
Standard # 14
Standar#31

Figure 11-2: Silver Z-score of CRMs from the La Colorada vein mine (2008–2025)

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Approximately one sample in 20 (or 5%) is resubmitted as a coarse reject duplicate. The results comparing the original silver assays with that of their coarse reject duplicates, submitted between 2009 and 2025, are shown in Figure 11-4. For duplicate pairs with a mean grade above 50 g/t Ag, 91.9% of the pairs have a relative percentage difference (RPD) less than 20%, indicating excellent reproducibility over long periods.

Ranked [RPD] > 10x Detection Limit
(La Colorada Laboratory; Channel and Drill Core Samples)
N = 8192 pairs
91.9%
[RPD] (%)
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Rank

Figure 11-3: Silver grades in duplicate pairs from the La Colorada vein mine (La Colorada Laboratory, 2009–2025)
11.4.1QAQC La Colorada Skarn Deposit
When sampling the skarn deposit, Pan American inserts either one blank or one CRM for every 10 samples submitted to the primary laboratories (SGS, Actlabs, or ALS). In addition, coarse reject/preparation duplicates are selected from samples returning high assays at a monthly submission rate of 5%.
Blanks results obtained indicate that no significant contamination is occurring between samples and sample preparation procedures are appropriate.
Lead, zinc and silver CRM results for samples tested from 2018 to 2025 are presented in Figure 11-4. The results are plotted as the Z-score versus time. The CRMs results show good accuracy for all monitored analytes. The acceptance level for the reference materials is between 98.9% and 99.72%. No bias is observed for lead, or zinc. A slight positive bias is observed for silver (with 76.5% of the results above the reference value) but is constrained within three standard deviations.
Approximately one sample in 20 (or 5% of samples) is resubmitted as a coarse reject duplicate. Results comparing the original zinc, lead and silver assays with their coarse reject duplicates, submitted between 2019 and 2025, are shown in Figure 11-5. More than 90% of duplicate pairs have a RPD of <20%, indicating excellent reproducibility for all elements.

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Zn Z-Score All Reference Materials
(Drill core samples; skarn deposit)
N = 10792
5
4
3
2
1
0
-1
-2
-3
-4
-5
22-May-2018 08-Dec-2018 26-Jun-2019 12-Jan-2020 30-Jul-2020 15-Feb-2021 03-Sep-2021 22-Mar-2022 08-Oct-2022 26-Apr-2023 12-Nov-2023 30-May-2024
Sample (Time Series)
Expected Value
2 Std.Dev
3 Std.Dev
STD-1
STD-2
STD-3
STD-4
STD-5
STD-6
STD-7
STD-8
STD-11
STD-15
STD-16
STD-17
STD-18
STD-22
STD-23
STD-SULF 24 A
STD-OXI25 A

Pb Z-Score All Reference Materials
(Drill core samples; skarn deposit)
N = 10792
5
4
3
2
1
0
-1
-2
-3
-4
-5
22-May-2018 08-Dec-2018 26-Jun-2019 12-Jan-2020 30-Jul-2020 15-Feb-2021 03-Sep-2021 22-Mar-2022 08-Oct-2022 26-Apr-2023 12-Nov-2023 30-May-2024
Samples (Time Series)
Expected Value
2 Std.Dev
3 Std.Dev
STD-1
STD-2
STD-3
STD-4
STD-5
STD-6
STD-7
STD-8
STD-11
STD-15
STD-16
STD-17
STD-18
STD-22
STD-23
STD-SULF 24 A
STD-OXI25 A

Ag Z-Score All Reference Materials
(Drill Core & Channel samples; La Colorada skarn deposit)
N = 10792
5
4
3
2
1
0
-1
-2
-3
-4
-5
22-May-2018 08-Dec-2018 26-Jun-2019 12-Jan-2020 30-Jul-2020 15-Feb-2021 03-Sep-2021 22-Mar-2022 08-Oct-2022 26-Apr-2023 12-Nov-2023 30-May-2024
Samples (Time Series)
Expected Value
2 Std.Dev
3 Std.Dev
STD-1
STD-2
STD-3
STD-4
STD-5
STD-6
STD-7
STD-8
STD-11
STD-15
STD-16
STD-17
STD-18
STD-22
STD-23
STD-SULF 24 A
STD-OXI25 A

Figure 11-4: Lead and zinc Z-score of CRMs from the skarn deposit (2018–2025)

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Figure 11-5: Zinc, lead and silver grades in duplicate pairs from the skarn deposit (various laboratories, 2019–2025)

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11.5Bulk Density
Spatially and geologically representative samples are measured for bulk density using the water displacement method and the results are used for the estimation of tonnes and contained metal in the mineral resource and reserve estimates.
11.6Material Impact on the Accuracy and Reliability of Sample Data
The opinion of the qualified person responsible for this section of the technical report is that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of the mineral resource and mineral reserve estimates.

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12.Data Verification
This section describes the information verification procedures performed by Pan American and those reviewed by the qualified persons responsible for this technical report. There were no limitations in the ability of the qualified persons to verify the data. All qualified persons have completed site visits to verify available information and discuss with on-site personnel. It is the opinion of the qualified persons that the data used for the purposes of this technical report are adequate.
12.1Mine Engineering Data Verification
The qualified person, Martin Wafforn, P.Eng., undertakes regular reviews of the following:
•Pan American’s mining fleet
•Pan American’s mine operational and production data
•Grade control data, including dilution and ore loss
•Geotechnical and hydrological studies
•Waste disposal requirements
•Environmental and community factors
•Processing data
•Development of the LOM plan, including production and recovery rates, capital and operating cost estimates for the mine and processing facilities, transportation, logistics, power and water consumption and future requirements, taxation and royalties
•The parameters and assumptions used in the mineral resource and mineral reserve estimates and economic model.
In the opinion of the qualified person, the data, assumptions, and parameters used to estimate mineral resources and mineral reserves are sufficiently reliable for those purposes. There were no limitations on or failures to conduct any data verification on the mining data.
12.2Geology Data Verification
The qualified persons, Christopher Emerson, FAusIMM undertakes regular reviews, for both the La Colorada vein mine and the skarn deposit, of the following:
•Drilling plans
•Drilling, sampling, and QAQC results
•Drill core and geological interpretations
•Mineral resource estimation procedures including the interpretations of mineralization
•Reconciliation between the mine plan and the processing plant.
During site visits, the exploration drilling, sample, and security protocols are reviewed, along with the operational mine plan, actual mine operation data, and grade control protocols.
In the opinion of the qualified persons, the data and parameters used to estimate mineral resources and mineral reserves are sufficiently reliable for those purposes. There were no limitations on or failures to conduct any data verification on the geological data.

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12.3Resource Estimation Verification
The qualified person, Christopher Wright, P.Geo., undertook verification of the mineral resource estimates described in this report including:
•Site visits to verify data collection and sample security procedures in March and December 2025.
•Participation in a group audit of vein mine assay QAQC, resource estimation domains, resource drilling, estimation and classification parameters and tabulated mineral resources in July 2025.
•A review of the estimation approach, the resource estimate and independent tabulation of the skarn deposit mineral resources presented in the resource statement with effective date June 30, 2025.
•Ongoing monthly reconciliation of vein mine resource model depletion to mine production and plant feed to check sampling and data quality, estimation domains and estimation parameters for resource modelling.
It is the opinion of the qualified person that the data quality, geological interpretations and estimation approach for the vein mine and skarn deposit mineral resource estimates follow CIM best practices guidelines for the preparation of mineral resource estimates. There were no limitations on or failures to conduct any data verification on the mineral resource estimation data.
12.4Metallurgy Data Verification
The qualified person, Americo Delgado, P.Eng., undertakes regular reviews of Pan American’s processing plants, tailings storage facilities and dams, and operational data including metallurgical results, production, reagent consumption, treatment rates, plant availabilities and utilization, pumping capacities, pond levels, solution concentrations, metallurgical and analytical lab procedures, and general business performance. The qualified person also oversaw the Revised PEA and reviewed work conducted by external consultants regarding the surface infrastructure, metallurgy, and tailings storage aspects of the Revised PEA.
In the opinion of the qualified person, the metallurgical testing and analytical procedures are reliable for the purposes used in this technical report. The available operating results relating to the recoverability of silver, zinc, and lead show that the processing methods used at the La Colorada Property are appropriate and adequate for the type of mineralization. In addition, the tailings management systems followed during design, construction, and operation are aligned with best practices and considered suitable for the La Colorada vein mine. There were no limitations on or failures to conduct data verification on the metallurgical tests and operational (mineral processing) data.

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12.5Environment, Social, and Permitting Data Verification
The qualified person, Matthew Andrews, FAusIMM, undertakes regular reviews of Pan American’s environmental, social, and permitting factors including baseline studies, impact assessments, water studies, water treatment plants, mine closure plans and cost estimates, and related risks.
In the opinion of the qualified person, the La Colorada Property’s environmental studies, project permitting status, social and community involvement, and mine closure plans are considered adequate for this operation and for the Revised PEA. There were no limitations on or failures to conduct any data verification on the environmental, social and permitting data.

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13.Mineral Processing and Metallurgical Testing
13.1Introduction and Previous Work
The metallurgical assumptions used in this technical report for the mineral reserve estimates for deposits at the La Colorada vein mine are based on operational plant performance and are confirmed by bench-scale testing of samples representative of the planned monthly mine feed. The result over the years has confirmed that the optimum processing method is selective lead/zinc sulphide flotation for sulphide ore and cyanidation for oxide ore.
The metallurgical assumptions used for the La Colorada Skarn Project are based on mineral processing and metallurgical testing conducted on representative samples. The testwork has confirmed the optimum processing method of lead/zinc sulphide flotation and is expected to have a very good metallurgical performance, producing high-grade lead and zinc concentrates with high metal recoveries. The mineral processing and metallurgical testing for the La Colorada Skarn Project, including expected metallurgical recovery, and description of the concentrates, are described in Section 24.1.2 and Section 24.1.3.
13.2Metallurgical Recovery
During 2025, the oxide plant processed 51,800 tonnes of ore while the sulphide plant processed 667,800 tonnes. Overall recoveries from the combined operation averaged 92.9% for silver, 64.8% for gold, 86.7% for lead, and 84.6% for zinc. Table 13-1 summarizes historical silver, gold, zinc, and lead recoveries, along with plant throughput, from 2019 to 2025. Note there was no oxide production in 2024.

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Table 13-1: Production at La Colorada mineral processing plant from 2019 to 2025

	2019	2020	2021	2022	2023	2024	2025
Oxide Ore
Tonnes Milled	140,126	76,393	106,164	71,876	46,078	-	51,837
Throughput (tpd)	384	209	291	197	126	-	432
Grades
Ag g/t	302	360	326	337	250	-	149
Au g/t	0.28	0.3	0.28	0.26	0.25	-	0.14
Recoveries
Ag Recovery	84%	85%	84%	84%	82%	-	63%
Au Recovery	48%	53%	53%	49%	43%	-	69%
Sulphide Ore
Tonnes Milled	628,618	482,751	466,300	569,178	491,008	590,037	667,767
Throughput (tpd)	1,722	1,319	1,278	1,559	1,345	1,617	1,829
Grades
Ag g/t	375	299	309	313	279	277	289
Au g/t	0.33	0.32	0.24	0.26	0.23	0.22	0.32
Pb %	2.0%	1.6%	1.3%	1.2%	1.0%	2.34%	1.12%
Zn%	3.8%	3.2%	2.5%	2.1%	1.8%	1.39%	2.12%
Recoveries
Ag Recovery	93%	92%	92%	92%	93%	93%	94%
Au Recovery	61%	61%	61%	63%	58%	62%	65%
Pb Recovery	88%	85%	83%	84%	86%	82%	87%
Zn Recovery	88%	87%	85%	84%	84%	86%	85%

	2019	2020	2021	2022	2023	2024	2025
Total Production
Tonnes Milled	768,744	559,144	572,464	641,054	537,086	590,037	719,604
Ag g/t	361	308	312	316	277	277	280
Ag Recovery	92%	91%	90%	91%	92%	93%	93%
Silver Ounces Oxide	1,138,961	749,235	931,932	653,306	305,386	-	-
Silver Ounces Sulphide	7,066,844	4,275,572	4,239,462	5,273,877	4,086,608	4,877,827	-
Total Silver Ounces	8,205,805	5,024,807	5,171,394	5,927,183	4,391,993	4,877,827	6,015,029
Gold Ounces	4,613	3,474	2,714	3,327	2,261	2,607	4,613
Zinc Tonnes	20,974	13,582	9,984	10,017	7,373	11,374	11,947
Lead Tonnes	11,149	6,631	5,190	5,647	4,220	7,043	6,500

13.3Material Issues and Deleterious Elements
All processing factors, including an allowance for deleterious elements, have been considered in the flow sheet and financial model, based on operational performance and results.

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14.Mineral Resource Estimates
Mineral resource estimates were carried out separately for vein mine and skarn deposit mineralization. The vein mine mineral resource consists of 99 mineralized zones, each estimated separately. Annual updates of vein mineralization are carried out on those zones with significant mining or additional drilling information to produce mid-year mineral resource and mineral reserve statements. The vein mineral resource model presented here has an effective date of June 30, 2025 and is detailed in Section 14.1.
The skarn deposit mineral resource model was updated for mid-year resource reporting in 2024 and then frozen to allow mining studies to progress. The skarn deposit mineral resource has an effective date of June 30, 2025 and is detailed in Section 14.2.
14.1Mineral Resource Estimate of the La Colorada Vein Mine
Vein mineralization includes 95 mineralized veins, one CRD, and three mineralized breccia zones (a total of 99 mineralized zones). Annual resource updates are carried out for zones where significant additional drilling or mining has occurred since the previous update. Of the 99 mineralized zones, 50 were updated or newly incorporated in 2025.
14.1.1Database
The drilling database included all historical drilling, infill drilling and channel sample data collected between 1997 (prior to Pan American’s acquisition) and the middle of June 2025. A total of 3,227 core drill holes and 227,082 underground channels were included in the 2025 models.
Exploration and production data were extracted from the mineral resource database as a set of CSV tables that included collar, survey, lithology, oxidation, and assay data. Database tables were imported into Leapfrog Geo and Datamine Studio RM for validation, geological modelling, and estimation. The database was validated for missing information, overlapping records, and anomalous values. Errors were corrected and the database updated. Assays below detection were set at half the detection limit prior to use in estimation.
14.1.2Geological Modelling and Domains
Mineralized vein structures measure between 0.20 m and 10.0 m thick, strike generally NE-SW, and dip between 40 and 90 degrees Mineralization is in the form of veins, veinlets, and breccias, which contain silver, and have significant concentrations of lead and zinc and minor amounts of gold.
3D geological modelling of each vein structure was carried out in Leapfrog Geo software at the mine site. Exploration drilling and channel sampling results were used to define the vein wireframes and structural observations and mapping from mine levels were incorporated in the model. Vein intersections were defined using geological logging data from drill holes and channels samples. No minimum mining width was used to model the mineralized vein shapes. Wireframes were extrapolated to a maximum of half the local drill hole spacing, measured from the last defined vein intersection. In addition to the vein wireframes, hangingwall, and footwall wireframes were constructed for each vein structure by applying a 1 m offset either above (hangingwall wireframe) or below (footwall wireframe) each of the veins.

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Three additional wireframes were constructed for the breccia zones based on geological logging data. No hangingwall or footwall zones were defined for the breccias.
The final mineralization and hangingwall/footwall wireframes were audited and reviewed internally prior to use in estimation. Each mineralized zone was assigned a domain code; the hangingwall and footwall zones were assigned the same domain code as the mineralized vein plus a suffix of 01 (for hangingwall) or 02 (for footwall).
The modelled vein system covers an area extending over 4,000 m along strike, 2,000 m wide and 1,000 m deep. The spatial distribution of the mineralized structures is presented in Figure 14-1.
Table 14-1 shows the modelled veins and Figure 14-2 lists their domain codes, the year that they were updated, their average grade, and the proportion of the total mineral resource they represent for all classification categories inclusive of reserves. NC2, HW, Veta3, Mariana, Amolillo, and Recompensa veins are referred to as the major veins. All other veins and mineralized structures are referred to in this report as the minor veins. Mining activities are undertaken on several veins simultaneously; however, the majority of mineral resources converted to mineral reserves are currently from Mariana, NC2, NC2 Este, and Veta3.

MARIANA VEIN
AMOLILLO VEIN
RECOMPENSA VEIN
N
NC2 VEIN
NC2 ESTE VEIN
SAN GERONIMO BRECCIA
SAN FERMIN BRECCIA
PAJARITOS BRECCIA
CRISTINA VEIN
HW VEIN
3 VEIN
MANTO SUR
CRISTINA VEIN
MAJOR VEINS
SECONDARY VEINS
BRECCIAS
CRD
3000 E
4000 E
5000 E
6000 E
6000 N
5000 N
0
200
400 m

Plan view

Source: Pan American, 2025

Figure 14-1: La Colorada vein mine modelled principal vein structures (red), secondary structures (yellow), CRD (green), and breccia zones (orange)

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Table 14-1: Modelled mineralized structures, associated domain codes, and proportion of total inclusive resource

Domain	Vein	Year Updated	Average Ag Grade (g/t)	% Total Resource Ag (oz)
204	MARIANA	2025	388.80	14.4%
921	CRISTINA	2025	380.62	11.1%
950	MANTO SUR	2025	291.84	9.1%
773	SOFIA	2025	261.22	9.0%
606	SG3	2025	159.02	6.1%
271	NC2 ESTE	2025	346.54	3.3%
106	1006	2025	636.62	3.0%
605	SAN GERONIMO	2025	208.93	2.7%
755	JADE	2025	336.09	2.5%
202	NC2	2025	222.18	2.0%
301	FW	2021	433.64	1.9%
203	NC3	2024	789.09	1.8%
760	PAJARITOS BX	2022	83.58	1.7%
310	VETA 2	2024	358.99	1.5%
770	SG1	2025	180.60	1.5%
412	ESPERANZA	2021	245.29	1.5%
609	SAN GERONIMO BX	2022	175.08	1.4%
108	1008	2025	244.03	1.4%
302	HW	2023	316.87	1.4%
754	RUBI	2025	885.91	1.2%
104	1004	2025	504.30	1.1%
110	RECOMPENSA	2025	205.50	1.1%
306	VETA 3.6	2025	470.13	1.0%
315	FERNANDA	2022	647.70	1.0%
233	RAMAL NC3	2025	360.03	1.0%
210	NC9	2023	230.62	0.9%
305	4235	2021	341.18	0.9%
753	INTERMEDIA 1.5 ESTE	2025	423.64	0.8%
309	VETA 3	2025	439.55	0.8%
194	NC14	2021	309.49	0.7%
103	1003	2025	111.59	0.7%
101	1001	2025	196.80	0.7%
109	1009	2025	272.42	0.7%
401	AMOLILLO	2025	255.40	0.7%
220	ZENDY	2025	391.28	0.6%
208	NC7	2022	271.56	0.6%
231	VETA 231	2024	143.51	0.5%

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Domain	Vein	Year Updated	Average Ag Grade (g/t)	% Total Resource Ag (oz)
213	VETA NUEVA	2025	319.64	0.5%
209	NC8	2025	310.82	0.4%
750	SAN JUAN	2025	79.61	0.4%
422	LIZ	2024	283.08	0.4%
193	NC15	2021	142.15	0.4%
300	CAPRICHO	2023	170.35	0.4%
221	RAMAL 1 NC2	2025	319.30	0.3%
197	NC5	2022	344.64	0.3%
415	LANA	2022	246.79	0.3%
607	INVERSA	2019	278.17	0.3%
311	INTERMEDIA 1	2021	308.33	0.3%
120	ERIKA	2021	175.02	0.3%
771	NATALIA	2025	158.70	0.3%
774	PERLA	2025	249.25	0.2%
751	INTERMEDIA ESTE	2025	251.63	0.2%
198	CLAUDIA	2024	261.89	0.2%
254	GUADALUPE	2025	197.48	0.2%
407	LUZ	2024	240.36	0.2%
211	NC10	2025	413.65	0.2%
450	KARELY	2025	178.66	0.2%
451	RAMAL KARELY	2025	227.44	0.2%
201	NC1	2021	459.49	0.1%
196	NC4	2022	303.48	0.1%
191	CAMILA	2024	286.78	0.1%
297	FW1	2022	316.10	0.1%
409	ANNA	2019	252.30	0.1%
216	NC16	2021	123.00	0.1%
219	DOÑA	2025	211.84	0.1%
207	NC6	2021	209.52	0.1%
303	HW2	2020	224.78	0.1%
308	VETA 3.5	2025	179.62	0.1%
215	VETA 4	2025	257.37	0.1%
411	AMOLILLO VII	2019	246.31	0.1%
408	AMOLILLO II	2024	251.35	0.1%
405	AMOLILLO III	2021	214.33	0.1%
227	VETA REAL	2025	153.75	0.1%
500	ARACELY	2025	189.00	0.1%
268	DALY	2025	407.11	0.1%
251	JENNI	2025	228.52	0.0%

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Domain	Vein	Year Updated	Average Ag Grade (g/t)	% Total Resource Ag (oz)
230	OLGA	2021	202.32	0.0%
222	RAMAL 2 NC2	2023	201.04	0.0%
414	MIA	2019	196.04	0.0%
616	INVERSA VI	2023	211.74	0.0%
266	ZAFIRO	2025	166.72	0.0%
150	CHAVELA	2025	91.69	0.0%
235	MARIEL	2025	99.88	0.0%
218	ABRIL	2020	75.66	0.0%
267	INDEPENDENCIA	2025	313.96	0.0%
14.1.3Compositing and Capping
For the major veins and their associated hangingwall and footwall domains, samples were not composited. Length weighted estimates were carried out to account for potential bias that may result from estimation using samples of unequal length. Table 14-2 lists the length-weighted statistics for these veins. Hangingwall and footwall samples were flagged for estimation according to distance from the major vein as grade was shown to decrease with increasing distance from the vein contact.

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Table 14-2: Length-weighted basic statistics for the major veins

Vein	Domain	Element	Sample Count	Minimum	Maximum	Mean Grade	Standard Deviation	Coefficient of Variation (CV)
Mariana	204	Ag ppm	1,396	0.470	31,782	808.7	1,281.1	1.6
		Au ppm	1,396	0.003	76	0.7	2.5	3.5
		Pb %	1,396	0.001	33	2.9	3.6	1.2
		Zn %	1,396	0.001	45	6.1	7.0	1.2
Recompensa	110	Ag ppm	2,142	0.500	15,007	895.4	1,454.4	1.6
		Au ppm	2,142	0.010	81	1.3	4.6	3.6
		Pb %	2,142	0.005	72	3.6	6.6	1.8
		Zn %	2,142	0.005	59	3.2	4.1	1.3
Veta 3	309	Ag ppm	2,109	1.000	24,895	1,588.4	2,070.4	1.3
		Au ppm	2,109	0.015	189	2.0	8.0	4.1
		Pb %	2,109	0.005	47	5.8	5.3	0.9
		Zn %	2,109	0.005	43	9.1	7.3	0.8
NC2	202	Ag ppm	17,364	0.015	42,508	1,136.3	1,403.7	1.2
		Au ppm	17,364	0.003	238	0.7	2.5	3.4
		Pb %	17,364	0.001	63	4.9	5.0	1.0
		Zn %	17,364	0.005	63	9.4	7.6	0.8
Amolillo	401	Ag ppm	27,179	0.500	33,766	708.4	1,024.7	1.4
		Au ppm	27,179	0.010	55	0.8	1.6	2.1
		Pb %	27,179	0.005	55	1.8	3.7	2.1
		Zn %	27,179	0.005	58	2.9	5.3	1.8
HW	302	Ag ppm	13,794	0.500	42,669	806.0	1,288.9	1.6
		Au ppm	13,794	0.010	80	0.3	1.7	5.1
		Pb %	13,794	0.005	58	2.1	3.5	1.7
		Zn %	13,794	0.005	45	3.4	5.4	1.6
For the minor veins, a single (full width) composite was created for each of the vein, hangingwall, and footwall domains. The composite length was adjusted to fit the width of the domain and no minimum composite length was used. Grade estimates were length weighted to remove any potential bias created by using unequal composite lengths. Table 14-3 presents the composite statistics for the five most sampled minor veins.

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Table 14-3: Basic statistics of composites for the best-informed minor veins

Vein	Domain	Element	Sample Count	Minimum	Maximum	Mean Grade	Standard Deviation	CV
NC2 ESTE	271	Ag ppm	292	0.500	12,309	632.7	1,098.2	1.7
		Au ppm	292	0.009	19	0.4	1.1	2.4
		Pb %	292	0.002	29	2.9	4.0	1.4
		Zn %	292	0.004	30	5.7	6.7	1.2
NC3	203	Ag ppm	1,819	1.000	30,057	2,109.7	2,583.9	1.2
		Au ppm	1,819	0.010	22	0.5	1.2	2.1
		Pb %	1,819	0.010	40	4.9	5.3	1.1
		Zn %	1,819	0.010	45	9.3	8.9	1.0
INTERMEDIA ESTE 1.5	753	Ag ppm	46	2.990	8,550	793.0	1,338.0	1.7
		Au ppm	46	0.013	7	0.4	1.0	2.4
		Pb %	46	0.008	7	1.1	1.5	1.4
		Zn %	46	0.004	16	1.5	2.6	1.7
SOFIA	773	Ag ppm	90	0.300	2,589	218.3	482.8	2.2
		Au ppm	90	0.003	4	0.2	0.5	2.3
		Pb %	90	0.001	18	2.9	4.8	1.6
		Zn %	90	0.003	29	5.0	7.5	1.5
Outlier analysis was undertaken on sample or composite data for all elements within each domain and local capping was used to manage outlier grades. This approach calculated an average grade in a local search ellipse with and without a composite. If an individual composite significantly changed the local average grade, then that composite was considered an outlier and its grade was reduced to a level that did not significantly change the local average. This approach does not target only high-grade composites, and the highest-grade composites globally may not have been capped if they were surrounded by composite grades of a similar magnitude. Thresholds for determining what was considered a significant difference were selected to ensure that approximately 5% of the data was capped. Table 14-4 shows the impact of local capping on the mean and coefficient of variation (calculated by dividing the standard deviation by the mean) for the major veins. Although only the vein intersections are shown in the table, the hangingwall and footwall domain data were locally capped in the same way.

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Table 14-4: Impact of local capping on the mean and CV for the major veins

Vein	Domain	Element	Sample Count	Minimum Grade	Maximum Grade	Mean Grade	Standard Deviation	CV
Mariana	204	Ag ppm	1,396	0.470	3,169	758.9	874.4	1.2
		Au ppm	1,396	0.003	2	0.5	0.5	1.1
		Pb %	1,396	0.001	9	2.5	2.7	1.0
		Zn %	1,396	0.001	18	5.3	5.4	1.0
Veta 3	309	Ag ppm	2,109	1.000	5,050	1,457.3	1,483.5	1.0
		Au ppm	2,109	0.015	10	1.0	1.8	1.9
		Pb %	2,109	0.005	15	5.1	4.4	0.9
		Zn %	2,109	0.005	23	8.4	6.9	0.8
NC2	202	Ag ppm	17,364	0.015	3,318	955.5	939.8	1.0
		Au ppm	17,364	0.003	3	0.6	0.7	1.2
		Pb %	17,364	0.001	14	4.2	3.8	0.9
		Zn %	17,364	0.005	23	8.5	6.8	0.8
Amolillo	401	Ag ppm	27,179	0.500	2,376	618.4	596.0	1.0
		Au ppm	27,179	0.010	3	0.6	0.7	1.1
		Pb %	27,179	0.005	8	1.6	2.4	1.5
		Zn %	27,179	0.005	13	2.7	4.1	1.5
Recompensa	110	Ag ppm	2,142	0.500	3,379	801.7	938.5	1.2
		Au ppm	2,142	0.010	7	0.7	1.2	1.7
		Pb %	2,142	0.005	15	3.3	4.1	1.3
		Zn %	2,142	0.005	10	3.2	2.9	0.9
HW	302	Ag ppm	13,794	0.500	19,559	734.3	960.4	1.3
		Au ppm	13,794	0.010	24	0.3	0.8	3.0
		Pb %	13,794	0.005	33	1.9	3.1	1.6
		Zn %	13,794	0.005	41	3.2	5.1	1.6
14.1.4Density
Density determinations were undertaken on representative core or grab samples from each vein, using a volume displacement method on wax-coated samples. Model blocks for each domain were assigned the mean of the density determinations for the corresponding domain. Different density values were assigned for oxides and sulphides.
Table 14-5 shows the density value assigned to the major veins and their associated hangingwall and footwall domains.
Table 14-5: Density values assigned to the major vein domains

Domain	Structure	Oxidation	Density (g/cm3)
			Vein	Hangingwall	Footwall
110	RECOMPENSA	SULFURO	3.15	2.7	2.8
202	NC2	SULFURO	3.42	2.68	2.74
204	MARIANA	SULFURO	3.42	2.68	2.74
302	HW	SULFURO	2.82	2.66	2.64
309	VETA 3	SULFURO	3.42	2.68	2.74
401	AMOLILLO	SULFURO	3.02	2.69	2.7

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14.1.5Variogram Analysis and Modelling
A detailed variographic analysis was undertaken on sample data for the major veins for silver, gold, lead, and zinc. Variogram directions were chosen according to the dip and strike of each structure. No plunge was modelled for any of the veins and the primary direction of continuity was set to either along strike or down dip. The same variogram directions were used for all variables in each domain. Variograms were modelled using a nugget and two spherical structures. The nugget effect was determined from downhole variograms and standardized values vary per vein. Low (0.10-0.19) nuggets values were modelled for all variables in the NC2 and Mariana veins, as well as zinc and lead in the Amolillo vein. Moderate to high (0.22-0.54) nuggets were modelled for all other variables in all other major veins. Ranges of continuity modelled were typically between 80 m and 400 m in the primary direction of continuity.
Table 14-6 details the variogram models used in the updated June 2025 vein mine mineral resource estimates.

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Table 14-6: Standardized variogram parameters for the major veins modelled in 2025

Vein	Domain	Assay	Variogram Angle			Variogram Axis			Nugget	Structure 1					Structure 2					Structure 3
			1	2	3	1	2	3		Type	Range 1	Range2	Range 3	Sill	Type	Range 1	Range2	Range 3	Sill	Type	Range 1	Range2	Range 3	Sill
Recompensa	110	AGPPM	335	70	160	3	1	3	0.30	1	7	7	6	0.38	1	28	20	27	0.23	1.00	80	33	58	0.10
		AUPPM							0.34	1	10	9	6	0.39	1	40	22	30	0.20	1.00	80	44	58	0.08
		PBPERC							0.22	1	7	8	5	0.46	1	35	20	38	0.13	1.00	85	70	84	0.19
		ZNPERC							0.27	1	9	12	5	0.34	1	48	59	38	0.12	1.00	98	65	98	0.28
NC2	202	AGPPM	140	70	20	3	1	3	0.12	1	4	4	6	0.58	1	36	50	46	0.20	1.00	286	117	111	0.10
		AUPPM							0.12	1	2	2	2	0.45	1	22	16	28	0.42	1.00	286	286	286	0.01
		PBPERC							0.17	1	5	2	4	0.46	1	10	35	29	0.16	1.00	250	186	200	0.21
		ZNPERC							0.14	1	6	3	6	0.49	1	44	49	34	0.06	1.00	318	115	167	0.31
HW	302	AGPPM	170	55	180	3	1	3	0.39	1	4	30	13	0.28	1	33	45	39	0.14	1.00	4,885	4,885	368	0.20
		AUPPM							0.39	1	4	21	15	0.43	1	38	53	47	0.01	1.00	455	164	268	0.18
		PBPERC							0.33	1	12	22	11	0.40	1	40	141	54	0.14	1.00	333	236	392	0.14
		ZNPERC							0.23	1	3	8	4	0.34	1	33	60	29	0.17	1.00	320	89	189	0.26
Veta 3	309	AGPPM	160	110	90	3	1	3	0.54	1	9	8	5	0.23	1	97	107	6	0.23
		AUPPM							0.29	1	176	56	5	0.54	1	565	72	6	0.17
		PBPERC							0.43	1	22	9	5	0.38	1	116	115	6	0.19
		ZNPERC							0.33	1	28	7	5	0.42	1	170	226	6	0.26
Mariana	204	AGPPM	190	65	180	3	1	3	0.10	1	6	5	6	0.58	1	88	48	10	0.32
		AUPPM							0.18	1	7	7	6	0.58	1	91	115	10	0.24
		PBPERC							0.12	1	9	6	3	0.50	1	57	57	6	0.37
		ZNPERC							0.12	1	6	3	3	0.42	1	51	46	6	0.46
Amolillo	401	AGPPM	145	60	220	3	1	3	0.33	1	7	7	8	0.33	1	51	58	58	0.12	1.00	275	199	232	0.22
		AUPPM							0.33	1	9	9	9	0.38	1	51	29	29	0.07	1.00	264	114	126	0.22
		PBPERC							0.19	1	10	5	5	0.21	1	65	71	94	0.21	1.00	437	371	609	0.39
		ZNPERC							0.13	1	14	9	12	0.26	1	63	171	170	0.25	1.00	401	210	210	0.36

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14.1.6Block Model
Block models were generated in Datamine Studio RM for each mineralized zone. A parent cell size of 5 m × 5 m × 5 m was estimated and sub-celled to 0.5 m × 0.5 m × 0.5 m subcells were used to better define the geological contacts. The blocks were flagged by mineralization area and domain, and density values were assigned.
For the major veins, cells within the hangingwall and footwall domains were flagged according to their distance from the vein contact in order to carry out better waste modelling. Three sub-domains were defined for each of the hangingwall and footwall domains based on changes noted in sample grade with increasing distance from the vein contact.
14.1.7Grade Estimation
Silver, gold, lead, and zinc grades were estimated into the coded block model using locally capped data. A check estimate was carried out using uncapped data to assess any impact that capping had on the estimated grade. Estimates were carried out separately for each domain and hard boundaries were used. Parent cell estimation was carried out using a parent cell block discretisation of 3 × 3 × 3. Dynamic anisotropy was used to vary the orientation of the search ellipse across the undulating vein surfaces for all domains for all veins. All estimates were completed with combined drill hole and channel sample datasets.
Multiple expanding search passes, orientated according to variogram directions of continuity, and with ranges derived from variograms analysis or continuity informed by underground mining observations/geological understanding were used for grade estimation.
The first two search passes estimated grade into blocks using a large number of samples and octant search criteria. These passes estimated the grades of blocks in areas informed predominantly by closely spaced channel sampling. Any blocks that remained unestimated after the first two search passes were estimated using three larger search passes, a lower number of samples and no octant search criteria. These final three search passes estimated grade into areas informed by drilling and without channel samples from development. A final search pass was used to populate any remaining blocks with grade.
Two different grade interpolation approaches were utilized: one for the major veins and one for the rest of the mineralized zones.
14.1.7.1Estimation Approach for Major Veins
The major veins were estimated using ordinary kriging (OK) in the first two searches while the hangingwall and footwall slices used inverse distance squared weighting (ID2). For searches 3 and 4, ID2 was used for all domains and for search pass 5, grades were estimated using the unweighted average of all samples in the search. Estimation of grade into the hangingwall and footwall was done for all slices combined in the final search pass.
14.1.7.2Estimation Approach for Minor Veins and Breccia Zones
For minor veins and breccia zones, silver, gold, lead, and zinc grades were estimated into vein, hangingwall, and footwall domains for each vein structure, and into a single mineralized domain for each modelled breccia unit. Unlike for the major veins, the hangingwall and footwall domains were not subdivided by distance from the vein. All domains were estimated using the same search strategy.

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Grade was estimated using the same five expanding search pass strategy as for the major veins; however, ID2 weighting was used for the first four passes. Search ranges were derived from continuity assumptions from site geologists based on geological understanding and/or underground observations.
14.1.8Model Validation
Grade estimates were validated for each domain and element against the input data using the following methods:
•Visual comparison of block and sample grade on plan and section.
•Average grade comparisons of block and sample grades by domain.
•Swath plots comparing of block and sample grades in the dip and strike directions.
In general, block grade distributions match well for all domains. An example from the Amolillio vein is shown in Figure 14-2.

SW
NE
AGPPM
[ABSENT]
[0.5,50]
[50,100]
[100,250]
[250,350]
[350,500]
[500,600]
[600,700]
[700,1000]
[1000,CEILING]
0
100
200 m

Sectional view looking northwest
Source: Pan American, 2023

PAN AMERICAN SILVER

Figure 14-2: Visual comparison of block estimates against input data for the Amolillo vein
14.1.8.1Comparative Statistics
Global mean comparisons between the estimated block grades and input data for the same zones and volumes were carried out. The global mean comparison for the major veins is presented in Table 14-7 for blocks only estimated in the first three passes. The table shows that the estimates adequately reflect the input data for all variables.

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Table 14-7: Global mean comparisons for the major veins

Vein	Domain	Declustered Length Weighted Capped Input Data				Model Estimates (Estimation Passes 1-4 Only)				% Difference
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag	Au	Pb	Zn
Mariana	204	954	0.62	2.84	6.17	955	0.64	2.91	6.24	0%	2%	3%	1%
Veta 3	309	1,895	1.40	5.50	9.11	1,846	1.38	5.74	9.40	-3%	-1%	4%	3%
NC2	202	953	0.56	4.24	8.54	912	0.53	4.23	8.32	-4%	-5%	0%	-3%
Amolillo	401	632	0.63	1.64	2.85	610	0.55	1.55	2.66	-3%	-12%	-6%	-7%
Recompensa	110	982	0.83	3.97	3.60	929	0.86	3.9	3.33	-5%	4%	-2%	-8%
HW	302	465	0.18	1.35	2.18	501	0.19	1.46	2.39	8%	4%	8%	10%
14.1.8.2Swath Plots
Swath pots were generated for each estimated domain. Generally, the model estimates were found to adequately reproduce the grade trends noted in the input data for all domains. An example swath plot from Mariana vein is shown in Figure 14-3.

Easting – 20 m slices
Legend:
Number of samples
Length weighted declustered input data
Model estimates
Average grade (Ag g/t)
Number of samples
3000
2500
2000
1500
1000
500
200
180
160
140
120
100
80
60
40
20
0
5430
5450
5470
5490
5510
5530
5550
5570
5590
5610
5630
5650
5670
5690
5710
5730
5750
5770
5790
5810
5830
5850
5870
890
910
930
950
970
Easting (m)

Across strike swath plot Mariana vein Source: Pan American, 2025

Figure 14-3: Swath plot for Mariana vein

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14.1.9Classification Criteria
The qualified person is satisfied that the geological modelling honours the current geological information and knowledge. The location of the samples and the assays data are sufficiently reliable to support resource evaluation. The sampling information was acquired primarily by core drilling or limited channel sampling.
The block model was classified into measured, indicated, and inferred confidence categories in accordance with the CIM Definition Standards (CIM, 2014). The following criteria were used to classify the mineral resource:
•Measured Category: blocks estimated at a distance less than 25 m from a drill hole and supported by at least three drill holes or channels.
•Indicated Category: blocks estimated at a distance less than 50 m from a drill hole and supported by at least two drill holes.
•Inferred Category: blocks estimated at a distance less than 100 m from a drill hole and supported by at least two drill holes.
An example of the classification applied to the mineralized zones is shown in Figure 14-4 for the Veta 3 vein.

SW
NE
CLASSIFICATION
MEASURED
INDICATED
INFERRED
DEPLETED
0
100 m
3600 E
3700 E
3800 E
3900 E
4000 E
4100 E
4200 E
4300 E
4400 E
4500 E
2200 Elev
2100 Elev
2000 Elev
1900 Elev
1800 Elev

Sectional view looking approximately northwest
Veta 3
Source: Pan American, 2025

PAN AMERICAN SILVER

Figure 14-4: Classification applied to the Veta 3 mineralized zone
14.1.10Mineral Resource Statement
For the vein mine resource estimate, the vein, hangingwall, and footwall domains are combined into a minimum mining width of 2.6 m in areas of cut and fill mining, and 2.2 m in areas of longhole mining methods. 57% of resource tonnage is

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from longhole mining methods, 40% from cut and fill methods and 3% from open pit. Oxide material accounts for approximately 4% of the contained silver within the exclusive mineral resource.
Mined out areas up to June 30, 2025 were removed from the block model and the diluted mining interval grades and tonnages were reported above a cut-off that varies per mineralized zone. The cut-off grade was calculated using prices of US $24 per ounce of silver, US $2,050 per ounce of gold, US $2,800 per tonne of zinc, and US $2,200 per tonne of lead.
Approximately 70% of silver ounces are associated with sulphide mineralization, with the remaining 30% being associated with oxide mineralization.
Mineral resources are reported exclusive of mineral reserves.
Mineral resource estimates for the La Colorada vein mine as of June 30, 2025 are shown in Table 14-8.

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Table 14-8: La Colorada vein mine mineral resource statement as at June 30, 2025

Classification	Tonnes (Mt)	Ag Grade (g/t)	Ag Metal (Moz)	Au Grade (g/t)	Au Metal (koz)	Pb Grade (%)	Pb Metal (kt)	Zn Grade (%)	Zn Metal (kt)
Measured	0.4	229	3.0	0.12	1.6	0.91	3.8	1.55	6.4
Indicated	2.6	144	11.8	0.35	28.7	0.68	17.4	1.14	29.3
Measured + Indicated	3.0	156	14.8	0.32	30.3	0.71	21.2	1.20	35.6
Inferred	15.3	297	146.5	0.27	131.6	1.93	295.4	3.39	519.7
Notes:
1.Numbers may not add up due to rounding.
2.Mineral resources exclude those mineral resources that were converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.Mineral resources were estimated in accordance with the guidelines laid out in the CIM Mineral Resource and Mineral Reserves Estimation Best Practice Guidelines (November 2019) and classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) guidelines.
4.The vein, hangingwall and footwall zones were combined into a practical mining width, of minimum 2.6 m for cut and fill and 2.2 m for longhole stoping mining methods. These minimum mining widths include a minimum hangingwall and footwall dilution of 40 cm hangingwall for cut and fill and 35 cm for longhole stoping areas.
5.Mineral resources were reported above an economic cut-off grade that was calculated using a price of US $24 per ounce of silver US $2,050 per ounce of gold, US $2,800 per tonne of zinc, and US $2,200 per tonne of lead. Economic cut-off grades used for reporting the resource vary for each vein as a function of oxidation, depth, mining method, and geotechnical and process variables.
6.The mineral resource estimate for the La Colorada vein mine was prepared under the supervision of, or reviewed by Christopher Emerson, FAusIMM, Christopher Wright P.Geo., and Martin Wafforn, P. Eng., each of whom is a qualified person as that term is defined in NI 43-101.
7.Listed lead and zinc grades are averages for the deposit. However, the only payable base metals are those from concentrates produced from the sulphide ores, not those from the doré produced from the oxide ores.
8.The effective date for the vein mine mineral resource estimate is June 30, 2025.
9.Measured and Indicated mineral resources include 0.1 Mt at an average grade of 95 g/t Ag, and 0.17 g/t Au containing 0.2 Moz silver and 0.4 Koz of gold that are subject to a net profit share agreement with a third party. Inferred mineral resources include 1.2 million tonnes at an average grade of 560 g/t Ag and 0.25 g/t Au containing 21.3 Moz of silver and 9.5 koz of gold that are subject to a net profit share agreement with a third party.
14.2Mineral Resource Estimate for the Skarn Deposit
The skarn deposit is a zinc-lead-silver polymetallic skarn that was discovered in 2018 through brownfield exploration below the La Colorada vein mine. The skarn deposit lies between 700 and 1,900 m below the average surface and was drilled mostly from surface using directional drilling from primary (or parent) drill holes.
The mineral resource estimate presented herein is based on the results of 376 drillholes and approximately 460,000 m of core drilling conducted predominantly between 2018 and early April 2024, which was the database cut-off date for the 2024 resource estimate. Drilling is ongoing, and an additional 62 holes and approximately 49,000 metres were drilled up to the end of March 2026. Of the additional holes, 51 are infill in the skarn mining areas, four are exploration, and seven are sterilisation holes for the purposes of infrastructure planning. Infill drilling has been confirming grades and widths of mineralization as defined in the estimate detailed below. The results of these additional holes will be included in a future resource estimate for the skarn deposit and are expected to confirm the current defined mineralization and may result in expansion of the mineral resource in some areas.

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14.2.1Skarn Database
Collar, survey, lithology, and assay and tables were exported from the mineral resource database at the listed extraction dates:
•Drill hole collars: 376 records; April 7, 2024.
•Assays: 194,060 records; April 7, 2024.
•Downhole surveys: 51,979 records; April 7, 2024.
•Lithology: 123,919 records; April 9, 2024.
•Density: 9,914 records; April 9, 2024.
The database was reviewed for anomalous values, overlaps, and gaps and any inconsistencies were addressed.
To access the deep mineralization through the thick cover of unmineralized dacite and limestone, a series of primary or parent holes were drilled from surface and deflections or daughter holes were drilled using directional drilling. Fans of up to 15 deflections per primary hole were drilled. Underground fan drilling from the La Colorada vein mine was also carried out, with up to 24 holes drilled from a single location. With this type of drilling, hole spacing is irregular and increases with depth.
The database included unsampled intervals as well as samples assaying below the detection limit values. Intervals where no visible mineralization was present and the lithology was known to be unmineralized were not sampled. These unsampled intervals and assays below detection limit were assigned a zero grade and used in estimation.
14.2.2Geological Modelling and Estimation Domains
Drill holes are logged using an extensive list of codes (ROCA) that reflect lithology, mineralization, and alteration. These codes are then combined into larger-scale stratigraphic and alteration groups (ROCASIMP). 3D geological modelling was carried out on site using Leapfrog Geo. A combination of ROCA and ROCASIMP codes were used for geological modelling and estimation domains.
Mineralization in the skarn deposit is primarily associated with garnet and pyroxene skarn units in proximity to porphyry intrusions. Within the garnet skarn, garnet varieties vary with proximity to the causative porphyry intrusion, producing a zoning of majority garnet compositions. The garnet skarn is subdivided, using a wireframe, into zones of dominantly “brownish” or “greenish” garnet marked by transitional contacts from one to the other:
•Brownish garnet skarn zones with characteristic almandine garnets are associated with lower zinc grades and are generally observed proximal to the porphyry.
•Greenish garnet skarn zones with characteristic andradite garnets are associated with higher zinc grades and are located distal to the porphyry.
Pyroxene skarns are more distal than garnet skarns and are associated with the highest zinc grades of all the skarn lithologies.
Alteration of the host limestone to marble is a more distal alteration style with no visible mineralization.

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Skarn-associated breccias contain mineralization primarily where they contain brecciated garnet- or pyroxene skarn. A late-stage andesite dyke and the overlying dacite are unmineralized.
Table 14-10 lists the modelled geological units and respective domain codes used for estimation.
Table 14-9: Modelled geological units and respective domain codes

Description	ROCA Code	ROCASIMP Code	Assigned Domain Code
Tertiary volcanics (dacite)		690, 750	750
Cretaceous limestone and sandstone		680, 700	700
Almandine garnet skarn (brown garnet skarn)		710	7101
Andradite garnet skarn (green garnet skarn)			7102
Pyroxene skarn		720	720
Marble		730	730
Rhyolite porphyry	5012	770	5012
Andesite porphyry	5013		5013
Dacite porphyry	5014		5014
Mafic sills		770	770
Breccia with skarn fragments	8505	760	8505
Brecciated sediments	8509		85091011
Brecciated marble	8510		85091011
Brecciated quartz-calcite	8511		85091011
Breccia without skarn fragments	8513		851314
Brecciated porphyry	8514		851314
Mantos and CRD	9000, 9543		9543
Late-stage andesite dyke		790	790
Veins	780	780	100

High-grade veins and veinlets cut through all lithologies. In some cases these veins are the down-dip extensions of the epithermal veins of the vein mine, and in other cases the veins contain garnets and are related to the skarn mineralization. Where present in marble and porphyry or unmineralized limestone lithologies, these veinlets represent the only type of mineralization. Vein wireframes were created for those sufficiently continuous to allow for modelling. A total of 141 separate veins were modelled and are superimposed on the larger scale lithologies.
Three major faults displacing the lithological/alteration units were interpreted. They correspond to major epithermal veins in the overlying La Colorada vein mine.
An example of the geological model is provided in Figure 14-5.

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W
E
4000 E
4400 E
4800 E
5200 E
5600 E
6000 E
6400 E
2400 Elev
2000 Elev
1600 Elev
1200 Elev
800 Elev
400 Elev
0
200
400 m
Legend
LITHOLOGY
[ABSENT]
[100]
[700]
[720]
[730]
[750]
[770]
[790]
[5012]
[5013]
[5014]
[7101]
[7102]
[8505]
[9543]
[851314]
[85091011]

Sectional view looking North at 5460
Source: Pan American, 2025

Figure 14-5: W-E section (looking north) +-100m showing modelled geology relative to drill holes
14.2.3Compositing and Boundary Analysis
Samples were composited into set 2 m intervals downhole as this was the most common sample interval length. Composites were assigned the dominant ROCA and ROCASIMP codes based on its logging codes. Domain codes were assigned to composites by selecting them within the modelled domain wireframes. Composites were not density weighted. Box and whisker plots for declustered, uncapped composite zinc, lead, and silver grades are shown in Figure 14-6, Figure 14-7 and Figure 14-8, respectively.

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Declustered domain box and whisker plots for Zn

BoxPlot Group
ZNPERC [@0.001] (Weights_200x200x4)
700 (50424)
720 (11682)
730 (15885)
750 (18921)
770 (1211)
790 (2125)
5012 (3460)
5013 (1055)
5014 (1089)
7101 (8553)
7102 (23337)
8505 (7964)
9543 (1099)
851314 (2953)
85091011 (172)
Zn (%)
10
1
0.1
0.01
0.001
ZNPERC
25 - 75 %

Source: Pan American, 2025

Figure 14-6: Box and whisker plots showing declustered statistics for zinc by estimation domain

Declustered domain box and whisker plots for Pb

BoxPlot Group
PBPERC [@0.001] (Weights_200x200x4)
Pb (%)
10
1
0.1
0.01
0.001
700 (50424)
720 (11682)
730 (15885)
750 (18920)
770 (1211)
790 (2125)
5012 (3460)
5013 (1055)
5014 (1089)
7101 (8553)
7102 (23337)
8505 (7964)
9543 (1099)
851314 (2953)
85091011 (172)
PBPERC 25 - 75 %
PBPERC 25 - 75 %
PBPERC 25 - 75 %
PBPERC 25 - 75 %
PBPERC 25 - 75 %
PBPERC 25 - 75 %
PBPERC 25 - 75 %
PBPERC 25 - 75 %
PBPERC 25 - 75 %
PBPERC 25 - 75 %
PBPERC 25 - 75 %
PBPERC
PBPERC
PBPERC
PBPERC

Source: Pan American, 2025

PAN AMERICAN SILVER

Figure 14-7: Box and whisker plots showing declustered statistics for lead by estimation domain

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Declustered domain box and whisker plots for Ag

BoxPlot Group
AGPPM [@0.001] (Weights_200x200x4)
700 (50411)
720 (11668)
730 (15875)
750 (18917)
770 (1211)
790 (2125)
5012 (3456)
5013 (1055)
5014 (1089)
7101 (8553)
7102 (23337)
8505 (7922)
9543 (1099)
851314 (2938)
85091011 (172)
Ag (ppm)
1000
100
10
1
0.1
0.01
0.001
AGPPM 25 - 75 %

Source: Pan American, 2025

PAN AMERICAN SILVER

Figure 14-8: Box and whisker plots showing declustered statistics for silver by estimation domain
The grade behaviour at domain contacts was investigated. Gradational contacts were noted between the two garnet skarn units and also at other skarn/skarn contacts. These transitions were modelled at first but gave poor validation results. Better results were achieved using hard boundaries between all domains; therefore, gradational contacts were not used.
14.2.4Outlier Management
Outliers were managed using a combination of distance restriction and local capping.
Distance restriction applies to composites outside the modelled vein and skarn wireframes that contain short intervals vein or skarn mineralization identified in logging but not captured in the modelling. Composited flagged for distance restriction were assigned a range of influence of 15 mN by 15 mE x 5 mRL.
The local capping approach for the skarn resource model as similar to that described for the vein resource model in Section 14.1.3. Approximately 1% of composites were locally capped.
14.2.5Variography
Pairwise relative experimental variograms were computed for silver, zinc, lead, copper, and gold using the locally capped composite data for all domains except the vein domain. Composites flagged as geological outliers and those within vein wireframes were not included for variogram calculation. Directions of continuity were selected using the strike and dip of the domains. The most common strike direction (across all elements) was N150E. The down-dip direction in the skarn units was often to the southeast at 60 degrees. In low-grade units, the correlation ellipse often showed zero dip. A third (plunge) rotation angle was not used in correlation modelling because there was no indication of plunging geological

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features and the correlation pattern shown by experimental variograms in the dipping plane was isotropic. All variables used the same directions of continuity.
Experimental variograms were modelled for three orthogonal directions using a nugget variance and two or three spherical structures. Standardized modelled nugget variances varied from 0.29 to 0.65 for zinc and lead for all domains, with the Mineralized domains having nugget variances in excess of 0.47 for both variables. Omnidirectional variograms were modelled for some domains.
Figure 14-9 presents an example of the unstandardized experimental variogram and associated model for zinc in Domain 720 (pyroxene skarn). In this instance, an omnidirectional variogram was modelled, so all three directions have the same experimental variogram and variogram model. Examples of the unstandardized experimental variogram and associated models are shown for lead and silver in Figure 14-10 and Figure 14-11.

Un-standardised Pairwise Relative variogram
ZNLCAP in Domain 720

Gamma (*)
Pair Counts
Sample Separation (m)
Lag 30
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0
100
200
300
400
500
600
700
800
900
1000
5000000
4500000
4000000
3500000
3000000
2500000
2000000
1500000
1000000
500000
0

Source: Pan American, 2025

PAN AMERICAN SILVER

Note: Red: experimental variogram points, orange: variogram model, blue bars: number of experimental variogram points
Figure 14-9: Experimental and modelled variogram for Zn in domain 720 (pyroxene skarn)

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Un-standardised Pairwise Relative variogram PBLCAP in Domain 7102

PairwiseRelative for PBLCAP
Direction 1: -30-->060 - 7102
Sph(0.15, 133)
Sph(0.35, 79)
N(0.5)
Gamma (*)
Pair Counts
Sample Separation (m)
PairwiseRelative for PBLCAP
Direction 2: 00-->330 - 7102
Sph(0.35, 67)
Sph(0.15, 491)
N(0.5)
Gamma (*)
Pair Counts
Sample Separation (m)
PairwiseRelative for PBLCAP
Direction 3: 60-->060 - 7102
Sph(0.35, 82)
N(0.5)
Gamma (*)
Pair Counts
Sample Separation (m)

Source: Pan American, 2025

PAN AMERICAN SILVER

Note: Red: experimental variogram points, orange: direction 1 variogram model, green: direction 2 variogram model, blue: direction 3 variogram model, blue bars: number of experimental variogram points
Figure 14-10: Experimental and modelled variogram for Pb in domain 7102 (green garnet skarn)

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Un-standardised Pairwise Relative variogram
AGLCAP in Domain 8505

PairwiseRelative for AGLCAP
Direction 1: 00->060 - 8505
Gamma (*)
Pair Counts
Lag 40
Sph(0.05, 553)
Sph(0.1, 273)
Sph(0.15, 67)
N(0.2)
Sample Separation (m)
PairwiseRelative for AGLCAP
Direction 2: 60->330 - 8505
Gamma (*)
Pair Counts
Lag 40
Sph(0.1, 255)
Sph(0.15, 153)
N(0.2)
Sample Separation (m)
PairwiseRelative for AGLCAP
Direction 3: 30->150 - 8505
Gamma (*)
Pair Counts
Lag 40
Sph(0.05, 400)
Sph(0.1, 172)
Sph(0.15, 100)
N(0.2)
Sample Separation (m)

Source: Pan American, 2025

Note: Red: experimental variogram points, orange: direction 1 variogram model, green: direction 2 variogram model, blue: direction 3 variogram model, blue bars: number of experimental variogram points
Figure 14-11: Experimental and modelled variogram for Pb in domain 8505 (breccia with skarn)
14.2.6Search Parameters
Multiple expanding search passes were used for grade estimation. For all domains except the modelled veins, the first search ellipse orientation and dimensions were defined using the variogram model and validated by examining the spatial distribution of grades in plan and on section. The search distance in the direction of greatest continuity was set to 100 m and the corresponding modelled variogram value read off the variogram. Search distances were selected from the distances at which the modelled variograms (for each of the semi-major and minor directions) intersected the chosen variogram value. A 100 m primary distance was selected as it provides a reasonable representation of the range of correlation for all elements and estimation units. When selecting distances along the semi-major and minor axes, anisotropy ratios larger than 2:1 were avoided to minimize grade striping in section or plan in the resulting grade estimates. For search Passes 2 and 3, the dimensions of the search were expanded by factors of 2 and 2.4, respectively. For Pass 1, a minimum of 11 and maximum of 15 composites from a minimum of three drill holes were used to estimate a block. For Passes 2 and 3, a minimum of two drill holes were required and the number of composites reduced to a minimum of 8 and maximum of 12 for Pass 2, and a minimum of 6 and maximum of 8 for Pass 3.

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For the vein domain, the search ellipse was oriented according to the general vein orientation (strike of 75 degrees with a dip of 70 degrees towards approximately SSE). A search ellipse of 50 m x 150 m x 80 m was used and the second and third searches were expanded by factors of 2 and 3 respectively, using between 1 and 12 samples for estimation.
14.2.7Grade Estimation
A block model with a parent cell size of 15 mN x 15 mE x 5 mRL was constructed and coded within the domain wireframes. Parent blocks were subdivided into subcells along domain boundaries to provide volume resolution.
Modelled veins were estimated separately to the other domains.
Parent cell grade estimation was carried out using a discretisation of 3 x 3 x 2 and an OK interpolation method for Zn, Pb, Ag, Au, and Cu. For Fe, an ID2 interpolation method was used.
Estimation of the vein domain was carried out using uncapped vein composite data and ID2 interpolation method for all variables. A final block grade for each cell was calculated by combining the vein model with the estimate of the other domains, defining the volume of each lithology within each cell, and calculating a tonnage weighted grade for the parent block.
14.2.8Density
Density measurements were undertaken on 10 cm, 15 cm, or 20 cm core samples using a water displacement of paraffin coated samples. The database contained a total of 10,121 density records with values ranging from 1.76 g/cm3 to 5.44 g/cm3, with the highest densities associated with massive sulphide mineralization. Domains 8513 and 8514 were combined for density estimation, as were 8509, 8510, and 8511. Density measurements were well represented across all estimation domains and logged lithologies. Density was estimated for each domain using an ID2 interpolation method. Density values were not capped; however, the volume of influence of density values greater than 4 g/cm3 was limited to a N135E-oriented ellipse measuring 45 m × 15 m × 15 m. Multiple expanding search passes were used to estimate density into blocks. The first search radius of 200 m by 100 m by 100 m was expanded by factors of 2, 3, 4, and 8 in successive searches. Unestimated blocks were assigned the average density for samples within the estimation domain (Table 14-10). These blocks were coded as search pass 6.

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Table 14-10: Summary of density measurements assigned to unestimated blocks

Domain	Number of Density Measurements	Average Density (g/cm3)
700	3,405	2.766
7101	604	2.939
7102	1,562	3.150
720	906	3.065
730	1014	2.780
750	1,189	2.555
770	71	2.712
790	137	2.733
8505	545	2.872
8509, 8510, 8511	8	2.686
8513, 8514	203	2.787
5012	244	2.624
5013	60	2.700
5014	60	2.665
9543	99	3.092
14.2.9Model Validation
The grade estimate was validated against the input composite for each estimated variable using the following methods:
•Global mean comparisons per estimation domain.
•Swath plots.
•Visual comparisons of the block model to the composite grades on plan and section.
A Nearest Neighbour (NN) estimate (which assigns the grade of the nearest sample within a domain to a block) was used to provide a declustered mean grade for the composites. The NN estimate was compared to the model estimates in global mean comparisons and swath plots. NN global mean grades for the domains generally compare well to the model estimates (within 9% for the major domains). Swath plots show that the model also honours the NN data trends. Examples of the visual comparisons for each zinc, lead, and silver are shown in Figure 14-12 through Figure 14-14, respectively. Model estimates appear to reproduce the composite grades well.

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W
E
Legend
ZNPERC
[ABSENT]
[0,0.01]
[0.01,0.1]
[0.1,0.5]
[0.5,1]
[1,1.5]
[1.5,2]
[2,3]
[3,5]
[5,8]
[8,CEILING]
0
100
200 m
PAN AMERICAN
SILVER

Sectional view looking North at 5460N
Source: Pan American, 2025

Figure 14-12: W-E section looking north +- 40 m comparing the input composites to the model estimates for zinc

W
E
Legend
PBPERC
[ABSENT]
[0,0.2]
[0.2,0.4]
[0.4,0.8]
[0.8,1.2]
[1.2,2]
[2,3.5]
[3.5,6]
[6,CEILING]
0
100
200 m

Sectional view looking North at 5460N
Source: Pan American, 2025

PAN AMERICAN SILVER

Figure 14-13: W-E section looking north +- 40 m comparing the input composites to the model estimates for lead

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W
E
Legend
AGPPM
[ABSENT]
[0,10]
[10,20]
[20,30]
[30,40]
[40,60]
[60,80]
[80,100]
[100,200]
[200,500]
[500,1628.49]
0
100
200 m

Sectional view looking North at 5460N
Source: Pan American, 2025

PAN AMERICAN SILVER

Figure 14-14: W-E section looking north +- 40 m comparing the input composites to the model estimates for silver
14.2.10Classification Criteria
Blocks were classified into indicated and inferred confidence categories according to the CIM Definition Standards (CIM, 2014). Confidence classification was based on drill hole spacing, the observed continuity of the mineralization, and model validation results.
An inferred confidence classification was assigned to blocks drilled with a spacing of 90 m or less.
An indicated confidence classification was defined for parts of domains with higher drill density, good grade continuity, and good model validation results. Only blocks within domains 720, 8505, 7101, and 7102 (pyroxene skarn, breccia with skarn, almandine garnet skarn, and andradite garnet skarn, respectively) were assigned an indicated classification and only when the following criteria were met:
•For domains 720 and 8505:
•Drill hole spacing was ≤75 m.
•Blocks were estimated with composites in at least five octants (data surround the block).
•There was at least one composite within 30 m of the block centroid.
•For domains 7101 or 7102:
•Drill hole spacing was ≤60 m.
•Blocks were estimated with composites in a minimum of five octants (data surround the block).
•There was at least one composite within 25 m of the block centroid.

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For both indicated and inferred confidence categories, a final smoothed (cohesive) area was defined in order to avoid a "spotted dog" classification pattern. This resulted in some material from other domains being introduced into the indicated classification. The final classified model was then clipped to the boundary of the La Colorada Property. The final mineral resource classification is shown in Figure 14-15.

W
E
4000 E
4400 E
4800 E
5200 E
5600 E
6000 E
6400 E
2400 Elev
2000 Elev
1600 Elev
1200 Elev
800 Elev
400 Elev
Classification
Indicated
Inferred
Unclassified
0 200 400 m
PAN AMERICAN
SILVER

Sectional view looking North at 5460N
Source: Pan American, 2025

Figure 14-15: Final mineral resource classification for the skarn
14.2.11Mineral Resource Statement
The skarn deposit mineral resource estimate with an effective date June 30, 2025 is tabulated from a block model produced in May 2024 and frozen to allow mining studies to progress for the Revised PEA. Reasonable prospects of economic extraction were evaluated using a SLC mining method. Total in-situ mineral resources were reported within SLC volumes that were generated using an economic cut-off grade of US $50/t NSR. NSR calculations were carried out using metals prices of US $22/oz for silver, US $2,800/t for zinc, and US $2,200/t for lead. Recoveries used in the NSR calculations are 87.4% Ag, 88% Pb and 93% Zn, with mineral concentrates containing 67% Pb in the lead concentrate and 60% Zn in the zinc concentrate. The mineral resource is inclusive of the must-take low-grade material within the SLC volumes, as per the CIM best practice guidelines (CIM, 2019), and does not include other mining dilution or mineral losses.

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Table 14-11 presents the estimated mineral resources of the skarn deposit as of June 30, 2025.
Table 14-11: La Colorada skarn deposit mineral resource statement as at June 30, 2025

Classification	Tonnes (Mt)	Zn (%)	Pb (%)	Ag (g/t)	Zn Metal (Mt)	Pb Metal (Mt)	Ag Metal (Moz)
Indicated	265.4	2.85	1.37	36	7.55	3.36	309
Inferred	61.7	2.55	0.95	30	1.57	0.59	58.6
Notes:
1.The effective date of the mineral resources estimate is June 30, 2025. The geological model was completed in May 2024 and results from diamond drilling conducted in 2024, 2025, and the first quarter of 2026 are not included in this estimate.
2.Mineral resources were estimated in accordance with the guidelines laid out in the CIM Mineral Resource and Mineral Reserves Estimation Best Practice Guidelines (November 2019).
3.Mineral resources have been classified into indicated and inferred confidence categories in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) guidelines.
4.Mineral resources have demonstrated reasonable prospects for eventual economic extraction as they show sufficient spatial continuity of mineralization constrained within a potentially mineable shape. Mineral resources that are not mineral reserves do not have demonstrated economic viability. No mineral reserves are reported at this time for the skarn deposit.
5.Prices used to report mineral resources were: US $22/oz silver, US $2,800/t zinc, and US $2,200/t of lead.
6.An estimated NSR (in US$/t) was calculated using metallurgical recoveries of 87.4% silver, 88% lead and 93% zinc with mineral concentrates containing 67% Pb in the lead concentrate and 60% Zn in the zinc concentrate, as obtained from metallurgical testing. Estimates for transport, payability, and refining/selling costs, based on experience and long-term views of the marketing, treatment, and refining of these types of mineral concentrates, were included.
7.Reasonable prospects for eventual economic extraction were assessed by determining the total in-situ tonnes and metal grades constrained inside volumes that are based on a SLC mining method. To determine the constraining SLC shapes, an initial elevated cut-off value of $50/t NSR was applied. Geotechnical, geometry, and caving rules were then applied to ensure that practical mining shapes and sequences were achieved. Each level and zone was individually tested for overall economics and then tested as part of the caving sequence. The resulting constraining shapes were then considered as practical mining outlines. The tonnes and grades are inclusive of the must-take low-grade material within the volume. No other mining recovery, ring recovery, dilution, or mineral losses were applied.
8.This mineral resource estimate was prepared under the supervision of, or was reviewed by, Christopher Emerson, FAusIMM, and Christopher Wright, P.Geo., each of whom, is a qualified person as defined in NI 43-101.

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The grade distribution of resource model blocks within the resource SLC mining shapes are shown in Figure 14-16.

Silver
902
901
903
W
E
Zinc
902
901
903
W
E
Lead
902
901
903
W
E
NSR
902
901
903
W
E

Note: Longitudinal section looking north. Net smelter return (NSR) is shown in US$ per tonne calculated using US$22/oz silver, US$2,800/t zinc, and US$2,200/t lead, metallurgical recoveries of 87.4% silver, 93.0% zinc and 88.0% lead and average life of mine concentrate selling costs of $8.87/t processed.

3D view looking north
Source: Pan American, 2025

0 500 1000 m

PAN AMERICAN SILVER

Figure 14-16: 3D view looking north showing grade distribution within the resource SLC mining shapes
The qualified person responsible for this section of the technical report is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate.

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15.Mineral Reserve Estimates
15.1Mineral Reserve Summary
Pan American updates mineral reserve estimates on an annual basis following reviews of metal price trends, operational performance and incurred costs from previous quarters, geotechnical evaluations including stope cavity monitoring, the results of diamond drilling and underground channel sampling conducted during the year, and production and costs forecasts. The Mineral Reserves Statement of the La Colorada vein mine as of June 30, 2025 is presented in Table 15-1.
Table 15-1: La Colorada Mineral Reserve Statement, June 30, 2025

Category	Tonnes (Mt)	Silver Grade (g/t Ag)	Gold Grade (g/t Au)	Lead Grade (% Pb)	Zinc Grade (% Zn)	Contained Silver (Moz)	Contained Gold (koz)	Contained Lead (kt)	Contained Zinc (kt)
Proven	3.4	300	0.21	1.24	2.17	33.2	23.3	42.5	74.6
Probable	6.1	295	0.21	1.20	2.21	57.5	40.4	72.6	134
Total	9.5	297	0.21	1.21	2.19	90.7	63.7	115.1	208
Notes:
1.Mineral reserves were estimated by the La Colorada technical services team under the supervision of Martin Wafforn, P.Eng., and Christopher Wright, P.Geo., each of whom is a qualified person, as defined by NI 43-101. The mineral reserve estimate conforms to the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) guidelines.
2.Mineral reserves are reported at variable cut-off values ranging from US $65.2/t for marginal sulphide development material US $193.9/t for cut and fill of oxides. Metal price assumptions of US $22/oz for silver, US $1,900/oz for gold, US $2,100/t for lead, and US $2,600/t for zinc were considered. Processing recovery assumptions for oxides are of 82.34% for silver and 42.68% for gold. Processing recovery assumptions for sulphides are of 93.83% for silver, 59.78% for gold, 88.55% for lead, and 82.52% for zinc. Mine operating cost assumptions range from US $53.7/t to US $115.1/t, depending on the mining method and lateral development requirements. Processing cost assumptions for sulphides are US $18.4/t plus tailings disposal costs assumptions of US $3.8/t, processing costs assumptions for oxides are US $35.8/t inclusive of tailings disposal costs while G&A cost assumptions are US $28.9/t. Sustaining capital cost assumptions for mobile equipment replacement and infrastructure upgrades are US $14.1/t, which are based on long term estimates.
3.Mineral reserves are stated at a mill feed reference point and account for mining widths, diluting material, and mining losses.
4.All selective mining units converted to mineral reserves contain a majority proportion of measured and indicated mineral resources.
5.Numbers may not add up due to rounding.
6.Listed lead and zinc grades are averages for the deposit. However, the only payable base metals are those from concentrates produced from the sulphide ores, not those from the doré produced from the oxide ores.
7.La Colorada Proven and Probable mineral reserves include 1.6 million tonnes at an average grade of 440 g/t Ag and 0.26 g/t Au containing 23.2 Moz of silver and 13.7 koz of gold that are subject to a net profit share agreement with a third party.
15.2Conversion Methodology
The methodology applied at the La Colorada vein mine to convert mineral resources to mineral reserves is summarized as follows:
•Verify the block model geometry and resource domain wireframes. Calculate the in-situ value per tonne for each block based on the metal price assumptions, metallurgical recoveries, and smelter terms outlined in Table 15-4.
•Confirm that the block model is accurately depleted to reflect development and stopes mined up to the effective date of the mineral reserve estimate.

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•Generate automated selective mining unit (SMU) shapes using mineable shape optimizer (MSO) tools within Datamine or Deswik SO software. SMU generation includes estimations of hangingwall and footwall overbreak by mining zone. Overbreak assumptions vary according to the mining method, vein dip, excavation span, and local geotechnical conditions.
•Evaluate each SMU against the depleted block model and report estimated tonnes and grades for silver, gold, lead, and zinc. Classify the ore type contained within each selective mining unit (oxides or sulphides).
•Include additional tonnes at zero grades to account for additional dilution and calculate diluted grades of the selective mining units. Apply a mining recovery factor to longhole selective mining units to account for rib and sill pillars that must be left unmined for stability and dilution control purposes. Considering the diluted grades and the ore type (oxides or sulphides), calculate the economic value per tonne of each mining shape. Additional dilution and mining recovery factors applied are described in Section 15.4 of this technical report.
•Design primary and auxiliary development for each mining zone, such as ramps, ventilation, escape ways, dewatering, materials handling infrastructure, access, and other infrastructure.
•Estimate mining costs by zone based on the selected mining method and associated development requirements.
•Calculate break-even and marginal cut-off values for each SMU. The cut-off value definitions are as follows:
•Break-even cut-off value: Incorporates 100% of the estimated costs associated with mining, processing, tailings management, and G&A expenses and sustaining capital required for mobile equipment replacement, mine, and plant infrastructure upgrades.
•Production marginal cut-off value: Includes the mining costs associated with production activities, excluding costs associated with primary and secondary development, and 100% of processing, tailings management G&A, and sustaining capital costs. This cut-off reflects the value per tonne required for material to contribute positively to operating cash flow before considering development expenditures.
•Development marginal cut-off value: Includes only processing, tailings management, G&A, and sustaining capital costs. Mining costs are excluded. This cut-off reflects the minimum value per tonne required for development material to offset processing and site-level costs.
•Classification of SMUs:
•SMUs with a value per tonne below the applicable marginal cut-off value are classified as waste.
•Both development SMUs with a value per tonne above the development marginal cut-off value and production SMUs with a value per tonne above the production marginal cut-off value that contain a majority proportion inferred tonnes are classified as inferred mineral resources.
•SMUs with a value per tonne above the break-even cut-off value that contain a majority proportion of measured or indicated tonnes are classified as proven or probable mineral reserves, respectively.
•Development SMUs with a value per tonne above the development marginal cut-off value and below the break-even cut-off value and production SMUs with a value per tonne above the production marginal cut-off value and below the break-even cut-off value that contain a majority proportion of measured or indicated tonnes are classified as measured or indicated mineral resources. These SMUs are subsequently evaluated for potential conversion to mineral reserves based on the following criteria:
•SMUs located within mining panels demonstrating a positive operating margin are converted to mineral reserves. The operating margin is estimated using the projected revenue (based on the value per tonne), operating costs based on the marginal cut-off values (excluding development costs), and estimated primary and secondary development requirements using a unit cost per metre.
•Development SMUs that must be developed to access mineral reserves are converted to mineral reserves as marginal development ore.
•If, as a result of this evaluation, the SMUs do not demonstrate economic viability for conversion to mineral reserves, they remain classified as measured or indicated mineral resources.
•In addition to the evaluation against cut-off values and economic evaluation, the SMUs classified as mineral resources or mineral reserves are subject to additional analyses to determine accessibility and mineability. Depending on the outcomes, SMUs can be downgraded from mineral reserves to mineral resources or from mineral resources to waste.

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15.3Cut-Off Value
Cut-off values used for the mineral reserve estimate were based on average Q4-2024 to Q1-2025 operating costs from the vein mine, including projections for specific items for which changes to the cost structure were expected. Sustaining capital cost requirement estimates for mining mobile equipment replacement and infrastructure updates required to sustain production were based on long term projections. Tailings disposal costs were also considered for cut-off value calculation purposes.
Table 15-2 summarizes the cost parameters used to calculate the cut-off values for longhole stoping, while Table 15-3 summarizes the parameters for cut and fill. For oxides, the cut-off values are US $13.6/t higher than those stated below for sulphides. Oxide material represents approximately 3.5% of the mineral reserves.
Table 15-2: Cut-off value cost parameters – Longhole stoping - Sulphides

Parameters	Units	Break-Even Cut-Off	Production Marginal Cut-Off	Development Marginal Cut-Off
Mining Cost	US$/t ore mined	113.0	53.7	0.0
Processing Cost	US$/t processed	18.4	18.4	18.4
G&A Cost	US$/t processed	28.9	28.9	28.9
Tailings Cost	US$/t processed	3.8	3.8	3.8
Sustaining Capital Cost	US$/t processed	14.1	14.1	14.1
Cut-off Value	US$/t	178.1	118.8	65.2

Table 15-3: Cut-off value cost parameters – Cut and fill - Sulphides

Parameters	Units	Break-Even Cut-Off	Production Marginal Cut-Off	Development Marginal Cut-Off
Mining Cost	US$/t ore mined	115.1	69.3	0.0
Processing Cost	US$/t processed	18.4	18.4	18.4
G&A Cost	US$/t processed	28.9	28.9	28.9
Tailings Cost	US$/t processed	3.8	3.8	3.8
Sustaining Capital Cost	US$/t processed	14.1	14.1	14.1
Cut-off Value	US$/t	180.3	134.5	65.2

The main parameters used to complete the economic value per tonne calculation for each selective mining unit are summarized in Table 15-4, as based on the contained ore type and the silver, gold, lead, and zinc grades.

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Table 15-4: Value per tonne calculation parameters

Item	Units	Value
Metal Prices
Silver Price	US$/oz	22.00
Gold Price	US$/oz	1,900
Lead Price	US$/t	2,100
Zinc Price	US$/t	2,600
Doré Parameters for Oxide Ore
Silver Recovery	%	82.34
Gold Recovery	%	42.68
Payable Silver - Doré	%	99.85
Payable Gold - Doré	%	99.85
Shipping and Customs - Doré	US$/oz	0.52
Zinc Concentrate Parameters for Sulphide Ore
Zinc Recovery	%	82.52
Silver Recovery	%	2.59
Payable Zinc	%	85.00
Payable Silver	%	70.00
Minimum Zinc Deduction	%	8.00
Silver Deduction	oz/t	3.00
Treatment Charge	US$/DMT	140.00
Freight	US$/WMT	54.00
Lead Concentrate Parameters for Sulphide Ore
Lead Recovery	%	88.55
Silver Recovery	%	91.24
Gold Recovery	%	59.78
Payable Lead	%	95.00
Payable Silver	%	95.00
Payable Gold	%	95.00
Minimum Lead Deduction	%	3.00
Minimum Silver Deduction	g/t	50.00
Gold Deduction	g/t	0.83
Silver Refining Cost	US$/oz-payable	0.55
Gold Refining Cost	US$/oz-payable	13.54
Treatment Charge	US$/DMT	60.00
Freight	US$/WMT	103.00
General Parameters
Precious Metal Royalty (on Silver and Gold)%		1.00

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15.4Mining Width, Dilution, and Mining Losses
Longhole stoping selective mining units are designed using MSO in Datamine or Deswik SO, including the estimated equivalent linear overbreak slough (ELOS), based on the designed stope height, length and inclination, and the local rock mass quality. Drift and cut and fill selective mining units are designed to the minimum development mining width, which could vary depending on the vein dip; therefore, dilution from the hangingwall and footwall of the veins is included. A 13% additional dilution at zero grades is added to each selective mining unit, prior to the value per tonne calculation, to account for additional unplanned hangingwall, footwall and floor dilution.
Since the exact position of rib and sill pillars can be modified according to the mining sequence, local conditions, and production sampling results, long term designs do not exclude them. To account for mining losses related to rib and sill pillars that must be left in place for stability and dilution control in areas planned to be mined via longhole stoping, the geometry, lateral and vertical extension of each zone is evaluated and the tonnage estimated to be contained in pillars, according to a typical design, is calculated. The resulting factor, which ranges from 83.0% to 100.0% and averages 91.3%, is applied to the tonnes contained in the longhole stope selective mining units. No mining recovery factors are applied on cut and fill and development shapes.
15.5Reconciliation
Reconciliation results for the period between July 2024 and June 2025 are presented in Table 15-5. The table compares the tonnage and grades (silver, lead, and zinc) mined according to the 2025 long-term block models (LT Model) to those processed at the processing plant.
Table 15-5: Reconciliation results – July 2024 to June 2025

Item	Tonnes (kt)	Silver Grade (g/t Ag)	Lead Grade (%)	Zinc Grade (%)	Contained Silver (Moz)	Contained Lead (kt)	Contained Zinc (kt)
LT Model	629	293	1.34	2.30	5.9	8.4	14.5
Processed	696	280	1.31	2.30	6.3	9.1	16.0
Processed versus LT Model	11%	-4%	-2%	0%	6%	8%	10%
Mineral resource and mineral reserve estimates are based on assumptions that have a degree of uncertainty. The qualified persons have no current expectation that the mineral reserve and mineral resource estimates in this technical report will be materially affected by external factors, changes in relation to such factors are not uncommon in the mining industry and there can be no assurance that these factors will not have a material impact. In addition, the accuracy of any mineral resource and reserve estimate relies on the quality and quantity of available data and on engineering and geological interpretation and judgment. Results from drilling, testing, and production, as well as material changes in metal prices, changes in the planned mining method, or various operating factors that occur subsequent to the date of the estimates, may differ, perhaps materially, from those currently anticipated, and such changes may justify revision of such estimates.

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16.Mining Methods
16.1Mining Methods and Mine Design
Currently, underground mining at the La Colorada vein mine is conducted at the Candelaria and Estrella mines (no mining is currently taking place at the Recompensa mine). Mining is currently via either cut and fill or longhole stoping, mainly using the AVOCA or modified AVOCA variants. Mining methods are applied depending on the local ground conditions and dip of the veins.
From Level 408 to depth, main ramps and haulage drifts sections measure 4.5 m wide by 4.5 m high to accommodate larger mobile equipment. Electric hydraulic jumbo drills are used for mine development to access the orebody and Scooptrams are used for tramming ore and waste (to be used as backfill) from and to the stopes, while trucks are used for underground ore and waste haulage. Material to be processed and some waste is hoisted to surface using a shaft with a capacity of approximately 3,000 tpd and is hauled to the mill crusher stockpile. Development waste is predominantly hauled to stopes to be utilized as backfill or hoisted to the surface using the excess shaft capacity. Since the mine plan considers significant development in the east of the Candelaria mine, any excess waste can also be hauled to the surface using the Estrella Ramp, which was recently slashed out to a minimum section of 4.5 m wide by 4.5 m high to facilitate the use of 36 t capacity mining trucks for increased waste haulage.
Figure 16-1 shows a plan view of the three underground mines at the La Colorada vein mine. Figure 16-2 and Figure 16-3 show longitudinal sections of the mined-out areas and mineral reserves for the currently active Candelaria and Estrella mines, respectively.
16.1.1Cut and fill
Mechanized overhand cut and fill is used at the La Colorada vein mine, a common mining method in underground mines in Mexico. This mining method is considered safe and efficient for the geological conditions found at some of the veins at the La Colorada vein mine; it is predominantly applied in veins with dips less than 60°. Cut and fill provides improved mining recovery and selectivity when these conditions are present. The method also provides ground support by backfilling the voids created by mining with development waste rock as mining extraction advances. The backfill also provides a stable working floor.
The development sequence of the overhand cut and fill method starts with the construction of accesses to the mineralized zones. These accesses are designed with inclinations of up to ±15% mainly from ramp declines located in the footwall of the veins and are developed in 3.5 m wide by 4.0 m high sections. Infrastructure for materials handling, ventilation, and dewatering required to complete the mining of the production panel is also developed and are generally located close to the intersection of the accesses with the ramp declines.
When the development of the first access to the base of the production panel is completed, the overhand mining sequence, applied in an ascending pattern, begins. The initial horizontal cut consists of a sill drift developed along the strike of the vein. After completing the development of the first horizontal cut, the main access is pivoted to reach the next ascending cut.

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From the second horizontal cut upwards, the mineralized material is blasted to the void in the lower level, creating the necessary floor to continue the development of the drifts along the strike of the vein. As the development progresses, the blasted mineralized material from the floor is removed and replaced by backfill consisting of development waste. This provides support to the hangingwall and footwall and re-establishes the floor required to continue advancing the cuts horizontally.
At the La Colorada vein mine, cut and fill drifts measure 2.6 m to 2.9 m wide, depending on the dip and thickness of the veins and 3.1 to 3.5 m high. The length of the accesses varies depending on the position of the infrastructure relative to the vein. The number of horizontal cuts contained in a mining panel will depend on the offset distance between the ramp and the vein, which is variable. Long accesses, designed up to 100 m in length, at maximum declines of ±15%, allow for the development of mining panels of up to 10 or 11 horizontal cuts.
16.1.2Longhole Stoping – Modified AVOCA Variant
At the La Colorada vein mine, veins dipping steeper than 60° located in areas of good rock quality, are predominantly mined using the longhole stoping method in its modified AVOCA variants. This mining method is highly productive and suited for the extraction of large tabular-shaped deposits.
The modified AVOCA mining sequence, which is generally applied in zones extending to depth, starts with the development of the spiral declines, which provide flexibility to access the orebody at variable elevations. Spiral declines 4.5 m wide by 4.5 high are typically developed at a maximum gradient of ±15%. At each sublevel, an access crosscut is developed from the spiral decline to intersect the vein at the required elevation and enable the development of the sublevel drifts along the strike of the veins. Accesses are generally developed in 4.5 m wide by 4.5 m high sections and sublevel drifts are developed in 2.6 m wide by 3.8 m high sections. The typical sublevel spacing is close to 14 m, from floor to floor, limiting drilling lengths to 10 m for improved accuracy.
For mining sequence optimization purposes, large mining zones are divided into panels that generally consist of three levels. Ventilation and dewatering infrastructure are also developed at main ramp declines and haulage drifts. This allows for the continued development of the spiral decline towards deeper levels and for parallel stoping activities to commence within the mining panel. Sill pillars typically measuring 2 m thick are left in place to separate production panels.
Once the development of a mining panel and its infrastructure are completed, production activities begin with the opening of a vertical slot raise to connect the two lower levels of the panel and generate a free face for production blasting. Production drilling is generally carried out from the upper to the lower level. Blasted mineralized material is mucked from the lower levels to be subsequently hauled via trucks to the shaft. To control dilution, once the designed stope span is reached, the open stope is backfilled using development waste. Rib pillars are left in place to separate longitudinally adjacent stopes. Once the stoping cycle is completed, a new slot raise is needed to be opened beside the rib pillar.
Backfilled stopes are also used subsequently as working floors for the mining of the upper levels of the production panel. The sequence is completed when the top level of the panel is mined by undercutting the back, beneath the overlying panel’s sill pillar.

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16.1.3Longhole Stoping – AVOCA Variant
At the La Colorada vein mine, veins dipping more than 60° located in competent ground with preferential lateral rather than vertical extension, such as the recently discovered veins extending to the east of the property, are predominantly mined using the AVOCA variant of the longhole stoping mining method. This variant allows open stopes to be continuously backfilled with development waste from one end of the top level, while production activities are carried out from the other end. The AVOCA variant has top access from two sides, whereas the modified AVOCA variant has top and bottom access from the same side.
Due to the predominant lateral extension of the zones where this variant is applied, lateral wave-shaped ramps are developed parallel to the veins in 4.5 m wide by 4.5 m high sections. Each wave-shaped ramp provides access to two different levels at approximately 100 m intervals. These ramps are typically developed at a maximum gradient of ±15% and sublevel spacing is generally maintained at approximately 14 m, limiting drilling lengths to about 10 m to improve drilling accuracy. Once the wave-shaped ramp reaches the required elevation, crosscuts are developed to intersect the veins and enable the development of drifts along the strike of the veins. Accesses and drifts are generally developed in the same sections used for the modified AVOCA variant.
Dewatering infrastructure is installed along the wave-shaped ramp, while ventilation is extended laterally through intake and exhaust ventilation drifts that are connected to the production levels via raises to establish ventilation circuits as the production zones extend laterally.
As with the modified AVOCA variant, mining zones having significant vertical extension are divided into panels, generally consisting of three levels, to optimize the mining sequence. Sill pillars, typically measuring 2 m thick, are left in place to separate production panels.
Once the development of the accesses and required infrastructure for a production panel is completed, the production sequence is carried out in a similar manner to that used for the modified AVOCA variant. However, due to the laterally extending wave-shaped geometry of the ramps, accesses are available at both ends of the upper level of the panel, allowing one access to be dedicated to production activities while the other is used for continuous backfilling of the open stopes from the opposite end. Since stope span can be controlled through backfill placement, rib pillars are not always required for dilution control and may only be left locally to accelerate the production sequence or to selectively avoid mining areas of lower grades.
As in the modified AVOCA variant, backfilled stopes are subsequently used as working floors for mining the upper levels of the production panel. The sequence is completed when the top level of the panel is mined by undercutting the back beneath the sill pillar of the overlying panel. A schematic example of this variant of the mining method is shown in Figure 16-4

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Figure 16-1: Plan view of the Candelaria, Estrella and Recompensa underground mines

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Figure 16-2: Mineral reserves – Candelaria

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Figure 16-3: Mineral reserves – Estrella

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AVOCA Mining Method Example
Return ventilation drift
Intake air raise
Open stopes
(before backfill)
Return air raise
Developed
unfilled drift
Stopes to mine
Fill End
Production End
Unconsolidated rock fill
Wave-shaped Ramp
Level access
50m
PAN AMERICAN
SILVER
Source: Pan American, 2026

Figure 16-4: Schematic example of the AVOCA mining method
16.2Geomechanics
Ground support standards are assessed according to Barton’s Q-system and rock mass rating (RMR) rock mass classification systems. Primary ground support elements include resin rebar or friction bolts, with mesh and/or shotcrete used as surface support based on the service life of the excavation and rock mass quality. Intersections are cable bolted when required.
Typical ground support standards by excavation type and quality of the rock mass are summarized in Table 16-1.
Table 16-1: La Colorada vein mine ground support standards

La Colorada Ground Support Class	Bolt Length & Type	Bolt Spacing (m)	Mesh Type	Shotcrete Thickness (mm)
Ramps and Permanent Development – 4.0 x 4.5 m
III	2.4 m Resin Rebar	1.5 x 1.5	Welded	50
IV	2.4 m Resin Rebar	1.5 x 1.5	Welded	50 to 100
V	2.4 m Resin Rebar	1.5 x 1.5	Welded	100
Temporary Development – 2.6 x 3.5 m
III	1.5 m or 1.8 m Split Set	1.0 x 1.2	Welded	50
IV	1.5 m or 1.8 m Split Set	1.0 x 1.2	Welded	50 to 100
V	1.5 m or 1.8 m Split Set	1.0 x 1.2	Welded	100
Stope design dimensions are assessed using the empirical Mathews Stability Graph, where the stability number N’ is plotted with the hydraulic radius to define its stable limits and/or ground support requirements. Rib pillars provide

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hangingwall support and are located after stope span dimensions, grade, dilution, structure, and rockmass quality are considered.
Cut and fill mining is selectively used to reduce dilution in areas of poor ground conditions where excessive dilution from longhole open stoping is expected.
16.3Mine Equipment
A list of the active mobile mining equipment at the La Colorada vein mine is shown in Table 16-2. The age of equipment varies with most of the equipment acquired after 2018. All underground mining operations are carried out by Pan American, except for non-routine tasks, such as raise boring and mine development projects, for which specialized contractors are utilized.
Table 16-2: List of current mobile mining equipment

Underground Equipment	Model	Units
Longhole Production Drill	Epiroc Boomer 281	1
Longhole Production Drills	Resemin Muki LHBP-2R	4
Longhole Production Drill	Resemin Muki LHBP	1
Development Jumbo Drills	Epiroc Boomer S1D	6
Development Jumbo Drills	Resemin Muki FF	2
Bolters	Atlas Copco Boltec S	5
Bolters	Resemin Muki Bolter	3
Load-Haul-Dump (LHD) 2.2 yd3	Sandvik LH 203	13
LHD 4 yd3	Sandvik LH 307	5
LHD 6 yd3	Atlas Copco ST 1030	7
Underground Trucks	Sandvik TH 315	7
Underground Trucks	Aramine 1601C	3
Underground Trucks	Sandvik TH 320	2
Underground Trucks	Epiroc MT436	5
Roboshots	Putzmeister Wetret 4	2
Roboshots	Normet Alpha 20	2
Mixers	Putzmeister Mixret 3	2
Mixers	Normet Tornado S2	3
The equipment fleet size is considered sufficient to execute the LOM plan considering that there is no production expansion currently planned for the La Colorada vein mine. Equipment is rebuilt and replaced based on factors including service life and operating hours, these costs are included in the sustaining capital cost estimates, which are considered in the cut-off calculation used for mineral reserve estimation.
16.4Ventilation
Production at the La Colorada vein mine is currently concentrated in the Candelaria mine. The primary ventilation system at Candelaria consists of five main fans: three surface fans and two booster fans installed underground. Two of the primary surface exhaust fans are installed at the Guadalupe Shaft and are 2,000 horsepower each. The Guadelupe shaft is a long-term installation that was designed to operate with increased resistance throughout the life of the La Colorada vein

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mine. Consequently, the shaft has excess ventilation capacity; therefore, under normal operating conditions, only one of the surface fans installed at the shaft is required to operate, while the second fan remains on standby.
Primary ventilation of the Candelaria mine operates as a pull system. Return air is exhausted through the Guadalupe Shaft in the eastern portion of the mine and through the La Libertad return air raise in the western portion by the primary exhaust fans, assisted by the underground booster fans. The negative pressure generated by the exhaust fans induces fresh air to enter the mine through portals and intake raises that currently are not required to be equipped with fans. This configuration allows for the distribution of intake air to the active mining areas while exhausting diesel emissions, blasting gases, and heat from the working faces. A schematic of the current primary ventilation circuit of the La Colorada vein mine is shown in Figure 16-5; the intake and exhaust workings are summarized in Table 16-2.
In previous years, ventilation capacity in the deeper eastern portion of Candelaria was constrained due to stability issues encountered during the development and operation of several return air raises excavated through the shallow weak volcanic rock. These conditions resulted in periodic restrictions in ventilation flow and limited production in certain areas of the mine. To address these limitations, Pan American constructed the Guadalupe Shaft, a fully concrete-lined ventilation shaft with a diameter of 5.5 m and a depth of approximately 581 m. The shaft was completed in 2024. Following commissioning of the shaft, ventilation conditions in the eastern portion of Candelaria improved through the establishment of a dedicated and stable exhaust airway. The shaft also improves distribution of cooled air supplied by the refrigeration plant through the Campaña ramp. The refrigeration plant operates primarily during daytime hours in the summer months to manage underground temperatures associated with geothermal heat from the rock mass and mine water, as well as heat generated by the mobile equipment.
The current ventilation system provides sufficient airflow to support the mining activities in Candelaria and provides excess capacity for additional development projects.

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3,000RL
2,800RL
2,600RL
2,400RL
2,200RL
2,000RL
1,800RL
1,600RL
1
2
3
4
5
6
7
8
9
10
11
Looking North
Legend
Main fresh air ways
Main exhaust air ways
Air flow
Portal
Main & booster fans
Refrigerated air intake
400m

Source: Pan American, 2026

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Figure 16-5: Schematic view of the primary ventilation circuit – La Colorada vein mine

Table 16-3: Intakes and Exhausts – La Colorada vein mine

Number on Figure 16-5 and Name	Working	Intake/Exhaust
1 – La Libertad	Raise	Exhaust
2 – Poniente	Raise	Intake
3 – San Fermín	Ramp	Intake
4 – Estrella	Ramp	Intake
5 – Bombeo	Raise	Intake
6 – Ross Beaty	Shaft	Intake
7 – El Águila	Shaft	Intake
8 – Campaña	Ramp	Intake
9 – Oriente	Raise	Exhaust
10 – Gemelos Súlfuros	Raise	Intake
11 – Guadalupe	Shaft	Exhaust

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16.5Dewatering
The bedding and structure in the vein system and the carbonate host rock readily conduct ground water that needs to be pumped out of the mine to surface. There are fine grained horizons within the limestones that result in local flow anisotropy but for the past number of years, the pumping rate from the mine has typically been in the range of 2,000 to 2,400 US gallons per minute (USGPM). Host rock and ground water temperatures vary across the deposit with higher temperatures in the central and eastern portion of the resource.
Maintaining an adequate underground air temperature at the La Colorada vein mine is critical for the efficiency of operations. Since underground heat sources include mining equipment, oxidation, and heat transfer through rock and groundwater, dewatering and ventilation are key to achieving this goal. The dewatering strategy aims to get the groundwater into pipes and to the pump stations as quickly as possible to minimize the time and surface area available for heat transfer.
The La Colorada vein mine currently operates an underground dewatering system based on Ash 6x6 C-5 centrifugal pumps installed in series at the main pumping stations located in Levels 315 and 648. Each pump is driven by a 250 hp motor and arranged in multi-stage configurations to provide the total dynamic head required to pump water to surface. The system has been designed to provide operational flexibility and redundancy, with installed capacity exceeding current inflow requirements.
At Level 315, three pump sets (A, B, and D) are installed, each consisting of four pumps in series. Each set provides a nominal pumping capacity of approximately 2,450 USGPM. Sets A and B share a common suction and discharge pipeline, while Set D operates with independent suction and discharge lines. The system may operate with three to eight pumps, depending on inflow conditions and operational requirements. Pumping capacities range from approximately 1,550 USGPM (three pumps) to approximately 4,800 USGPM (eight pumps). Operational constraints include a minimum requirement of three pumps to achieve sufficient discharge head and a maximum combined operation of six pumps from Sets A and B due to transformer capacity limitations.
At Level 648, two pump sets (B and D) are installed, each consisting of five pumps in series with a nominal capacity of approximately 2,520 USGPM per set. Both sets share a common discharge line. In mid-2025, a discharge bypass was installed on Set B to provide redundancy in the event of discharge line failure.
The Level 648 pumping system operates with four to ten pumps, with capacities ranging from approximately 1,580 USGPM to 4,200 USGPM. Operation with more than five pumps requires modification of the suction/discharge routing for Set B. When the bypass configuration is used to enable higher-capacity operation, Set B experiences an efficiency reduction, reducing its effective capacity to approximately 1,760 USGPM.
Installed pumping capacity exceeds the current average mine inflow of approximately 2,100 USGPM, providing operational contingency and flexibility during peak inflow conditions. Overall, the existing Ash C-5 pumping configuration provides sufficient capacity, redundancy and maintainability to support current underground operation.
The dewatering strategy at the La Colorada vein mine has historically consisted of advancing development to a sublevel below the lowest active mining horizon to intersect water-bearing structures, typically associated with vein systems. Water collected at these lower elevations is pumped using submersible pumps to the main pumping stations. A different strategy is currently being developed and an increase in mine inflow is anticipated with the commissioning of a deep-well

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submersible pump installed in a 250 m long borehole drilled in the east of the Candelaria Mine from Level 588 to Level 838. This pump has a nominal capacity of 800 USGPM and will be used to dewater the eastern zone in advance of mining. Upon commissioning, total mine inflow is projected to increase to approximately 2,900 USGPM. The existing main pumping infrastructure was evaluated considering this increased flow condition.
16.6Life of Mine Plan
To confirm the economic viability of the La Colorada vein mine mineral reserves, a LOM plan was developed based solely on the mineral reserves inventory of La Colorada vein mine as of June 30, 2025. This LOM plan consists of an integrated operation from the Candelaria, Estrella and Recompensa underground mines feeding the processing plant at an average throughput of approximately 1,860 tpd until 2037. The LOM plan extends until 2039 ramping down from target production rates in 2038 and 2039.
From a mining perspective, from 2027 until the end of the LOM plan, approximately 82% of the ore tonnes are planned to be mined at Candelaria, while 10% and 8% are planned to be mined at Estrella and Recompensa, respectively. In terms of the mining method, longhole stopes should provide approximately 60% of the ore tonnes, while 21% and 19% should be mined via drifts developed in ore for longhole stope preparation and cut and fill, respectively. Total lateral development requirements to achieve the LOM plan from 2027 to 2039 are of approximately 142 km of primary development and 65 km of secondary development. Therefore, the development plan considers maintaining a relatively stable lateral development rate of approximately 22,400 m per year until 2037 and reduce rates to 13,400 m and 4,900 m in 2038 and 2039 as production rates ramp-down. Figure 16-6 shows a long section of the current LOM plan mining sequence for the Candelaria mine. This LOM plan based solely on mineral reserves demonstrates economic viability but has not been presented in tabular form as it is not required and because in the opinion of the competent person it could mislead the reader. A LOM plan that includes infill drilling to convert the mineral resources that have been discovered in the eastern portion of the mine is in the opinion of the competent person more likely to be representative of actual production, and more typical of the nature of mining in narrow vein deposits.

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Figure 16-6: Mining sequence – Candelaria

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17.Recovery Methods
The La Colorada Property process plant contains two separate circuits: one for the treatment of sulphide ore and another for oxide ore.
The sulphide ore is treated in a conventional flotation circuit with a nominal processing capacity of 2,000 tpd. The process consists of crushing, grinding, and selective lead and zinc froth flotation circuits that produce lead and zinc concentrates. Of the silver recovered from sulphide ore, 90.6% was recovered to the lead concentrate and 3.5% to the zinc concentrate. Lead grades in the lead concentrate averaged 44.4% in 2025, while zinc grades in the zinc concentrate averaged 57.4%. The oxide ore is treated in a conventional cyanide leach process with a nominal processing capacity of 400 tpd. The process consists of crushing, grinding, leaching, Merrill-Crowe zinc precipitation, and smelting of the precipitate to produce doré. Overall recoveries from the operation averaged 92.9% for silver; 64.8% for gold; 86.7% for lead; and 84.6% for zinc in 2025.
17.1Sulphide Processing Plant
Sulphide ore is trucked to an 8,000 t capacity ore stockpile and fed via an apron feeder to a C-100 jaw crusher. The minus 6” material is conveyed to double-deck 2.4 × 6.1 m screen for size classification. Material oversize reports to a short head crusher in a closed loop for further size reduction. Screen undersize reports to one of two 800 t capacity fine ore bins and is then fed to a 4.0 × 5.7 m ball mill. Mill product is pumped to a bank of three cyclones for size classification. Cyclone underflow is returned to the ball mill for additional grinding to form a closed loop within the grinding circuit.
Cyclone overflow reports to the lead flotation circuit, which comprises six 30 m3 tank cells, four for rougher flotation and two for scavenger flotation. This is followed by six 10 m3 flotation machines that provide first and second cleaner stages in the circuit. Flotation concentrate from the cleaner circuit reports to a 7.0 m diameter lead concentrate thickener, and the slurry underflow reports to a filter press for dewatering. After filtering, the filter cake is stored in a lead-concentrate holding area for shipping to a smelter. The clear solution from the concentrate thickener is returned to the process water tank for reuse in the mill and flotation circuit.
Tailings from the lead scavenger circuit report to the zinc flotation circuit conditioning tank, where reagents for zinc flotation are added. The zinc flotation equipment and processes are similar to those of the lead flotation circuit: a 4.3 m diameter conditioning tank, a bank of six 30 m3 tank cells (four for rougher flotation and two for scavenger flotation), and six 10 m3 cleaner flotation cells for first and second cleaning stages. Flotation concentrate from the rougher cells reports to the zinc cleaning circuit and tailings report to the zinc scavenger circuit. Flotation concentrate from the cleaner circuit reports to an 8.0 m diameter zinc concentrate thickener, and the slurry underflow reports to a filter press for dewatering. After filtering, the filter cake is stored in the zinc concentrate holding area for shipping to a smelter. Clear solution overflow is returned to the plant process water for re-use in the recovery process.
Tailings from the zinc scavenger circuit report to the tailings system feed box for classification and disposal. Tailings are pumped to two cyclones for classification: the coarser material is directed to the hydraulic backfill plant for underground reuse as backfill in the sulphide stopes; the finer material is directed to a 22 m diameter thickener, for disposal in a lined tailings storage facility. Clear solution from the tailings thickener is used in the preparation of the hydraulic backfill or returned to the process water tank for reuse in the recovery process.

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17.2Oxide Processing Plant
Oxide ore is reclaimed from the coarse ore stockpile and screened through a stationary grizzly for sizing prior to crushing in a 600 × 900 mm primary jaw crusher. The crushed product is conveyed to a double-deck vibrating screen for size classification. Any oversize reports to a secondary cone crusher in a closed loop for further size reduction. Screen undersize reports to a fine ore stockpile for grinding via a diverter gate and pant leg chute.
The crushed ore is reclaimed from the fine ore stockpile by a belt feeder and conveyed to a 2.9 × 3.4 m ball mill. The milled product is pumped to a bank of cyclones for size classification. Cyclone underflow reports to a 2.4 × 3.0 m ball mill for additional grinding, this milled product then returns to the cyclone for classification. Dilute cyanide solution is used in the grinding circuit to initiate leaching of gold and silver.
Cyclone overflow reports to two 7.9 × 2.4 m primary leach thickeners. Clear solution overflow from the thickeners reports to the pregnant solution tank and slurry underflow reports to a series of seven agitated leach tanks. The slurry passes through five of these agitated leach tanks for leaching and then reports to a 7.9 × 2.4 m intermediate leaching thickener. Clear solution overflow reports to the pregnant solution tank and the slurry underflow reports to a series of four additional agitated leach tanks for continued leaching.
Following the leaching period, the leached solids are sent through four 7.9 × 2.4 m countercurrent rinse thickeners for further metal recovery and to reduce the cyanide content of the tailings. Rinse water reports to the mill water storage tank for reuse in the recovery process, and the thickened tailings report to a lined tailings storage facility.
The pregnant leach solution is pumped through a set of clarifiers to remove suspended solids, and after clarification, the solution passes through a vacuum tower to remove dissolved oxygen. Zinc dust is added to the solution stream, causing the precipitation of gold and silver. The solution with the metal precipitate passes through a set of filter presses to separate the metal precipitate from the solution stream. After leaving the filter press, the barren solution is returned to the process water tank for reuse in the recovery process. The filtered precipitate is mixed with refining fluxes and smelted in a gas-fired furnace to separate the contained metal from impurities. The molten metal is poured into molds and solidified into doré bars for shipping.
17.3Power, Water, and Reagent Requirements
Power is supplied from the national grid and is supplemented by backup generator sets if necessary. Annual power consumption is 17 GW-hr. Water is sourced from the tailings storage facility, and underground mine dewatering. In 2025, 83% of the processing plant water requirement was sourced by recirculation of water from the tailings storage facility (approximately one million cubic metres), and 17% was sourced from the underground mine (approximately two hundred thousand cubic metres). These sources are sufficient to meet the requirements of the processing plant. Estimated material requirements for processing ore are listed in Table 17-1.
Table 17-1: Estimated reagent requirements per tonne of ore

Ore Type	Grinding Material	Lime	Sodium Cyanide
Sulphide Ore	0.56 kg/t	1.0 kg/t	N/A
Oxide Ore	0.80 kg/t	4.6 kg/t	3 kg/t

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18.Project Infrastructure
The location of the La Colorada vein mine, processing plant, tailings facilities, and other main infrastructure are illustrated in Figure 18-1.
Figure 18-1: Site layout of infrastructure

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18.1Transportation and Logistics
Consumables and other materials are transported to the La Colorada Property from Durango via Federal Highway 45 (for 120 km), a paved two-lane highway with some four-lane sections, and a 23 km public all-weather paved and gravel road. The La Colorada Property is also accessible from the city of Zacatecas by similar types of roads. Both cities are major industrial and supply centres for the region and are a source of skilled workers.
Doré is shipped via armoured vehicle and concentrates are shipped in covered trucks by a contractor specializing in secure transport of valuable cargo.
18.2Mine, Processing, and Tailings Facilities
Pan American currently operates the La Colorada vein mine, which is comprised of two underground operating mines (Candelaria and Estrella) and one non-operational mine (Recompensa). The La Colorada Property has all required infrastructure for a mining complex. The existing infrastructure includes the typical components of an operating underground mine, including the mine workings, shaft, hoist room, air refrigeration plant, compressors, workshops, laboratories, storage facilities, offices, drill core and logging sheds, water and power lines, access roads, and the worker’s camp. The Guadalupe Shaft, a fully concrete-lined 5.5 m diameter, 581 m deep ventilation shaft, was commissioned in 2024 and successfully addressed mine ventilation challenges in the east extremity of the Candelaria mine, providing exhaust and improving cool air injection from the refrigeration plant.
The processing facilities consist of stockpiles, crushing, grinding, flotation, and reagent preparation areas, thickening, filtration, and concentrate storage areas, and the Merrill-Crowe plant. The processing facilities area also includes process plant offices, maintenance facilities, analytical and metallurgical laboratories, water treatment plants, pumping facilities, and the tailings storage facilities.
Tailings are stored in Tailings Storage Facility (TSF) 6, which is located approximately 1 km south of the mineral processing plant (Figure 18-1). TSF 6 is an embankment with a dam constructed using competent and compacted fill material from nearby borrow sources. The TSF 6 reservoir is fully lined with a double liner system consisting of a high-density polyethylene (HDPE) liner on top of a low-permeability soil layer. The facility has a drain and underdrain system associated with the liner system. TSF 6 has two water diversion channels around the reservoir, preventing direct contact between tailings and superficial stormwater. TSF 6 is well instrumented with several piezometers, settlement monuments, and inclinometers.
TSF 7 is located to the south of TSF 6. TSF 7 was constructed with a downstream rise method and is used to store tailings from the cyanide leach processing plant, which is used to treat oxide ores when they are available. Like TSF 6, TSF 7 is also a fully lined facility, has two water diversion channels, and is well instrumented with several piezometers, settlement monuments, and an inclinometer.
As part of Pan American’s commitment to the industry’s international best practices, both facilities comply with the Mining Association of Canada (MAC) protocols and the Canadian Dam Association (CDA). Pan American has contracted NewFields as the Engineer of Record (EoR) since 2017, performing annual Dam Safety Inspections (DSIs) with regular reports for both facilities. Additional Dam Safety Reviews (DSRs) by third party consultants are also being performed in accordance with the MAC’s required schedule.

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18.3Power and Water
Pan American has agreements in place for the supply of power sufficient to execute the current production plan. Electrical power is brought to the mine main substation from the national power grid via a 115 kV transmission line, there is a separate 33 kV line. Power is stepped down to 13.2 kV at the mine for distribution. Pan American also maintains diesel generators onsite to provide backup power to operate critical equipment, such as mine dewatering pumps, if there is a power outage.
Water for the mining operation is supplied from the mine dewatering systems, and water reclaimed from the tailings storage facilities, and is adequate for the existing requirements of the La Colorada vein mine.

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19.Market Studies and Contracts
19.1Contracts and Marketing
Contractual agreements are currently in place for the supply of goods and services necessary for the mining operations. These include contracts for the supply of diesel for equipment operation, provision of electrical power over the grid, process reagents such as sodium cyanide, and camp services, including catering. The La Colorada vein mine utilizes specialized contractors for non-routine tasks, such as raise boring, mine development projects, ground support rehabilitation, and tailings dam construction, as well as for the maintenance of specialized equipment in the mine and plant facilities.
The doré produced at the La Colorada vein mine is sent to one of two arm’s-length precious metal refineries for refining under fixed-term contracts. After refining, the silver is sold on the spot market to various bullion traders and banks. Gold produced from all mining concessions, other than Tres Flores and ZacatecanaF, is sold to Triple Flag at a price of US $650 per ounce pursuant to a 2016 transaction with Maverix (Maverix was subsequently acquired by Triple Flag in 2023). All lead and zinc concentrates produced are sold to arm’s-length smelters and concentrate traders under negotiated fixed-term contracts, which consider the presence of any deleterious elements. To date, Pan American has not experienced difficulties renewing existing or securing new contracts for the sale of doré or concentrates and none are expected.
19.2Review by the Qualified Person
Martin Wafforn, the qualified person responsible for this section of the technical report, reviewed the contract terms, rates, and charges for the production and sale of the doré and concentrates, and considers them within industry norms and sufficient to support the assumptions made in the mineral resource and mineral reserves estimates.

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20.Environmental Studies, Permitting, and Social or Community Impact
20.1Environmental Studies, Issues, and Permits
Pan American holds all necessary environmental and operating permits for the development and operation of the mine and is in compliance in all material aspects. The mine workings, processing plants, tailings storage facilities, waste disposal areas, effluent management and treatment facilities, roads, and power and water lines have all been constructed and are located within the boundaries of the permits, mining leases and surface rights controlled by the company.
An environmental impact statement (MIA) and a risk assessment of the La Colorada vein mine on the La Colorada Property were submitted to the Mexican environmental authorities in 1999. The MIA described the impact of proposed development and mining activities and provided conceptual plans for closure and remediation. The MIA was approved by the Mexican authorities in 1999 and an update of the MIA was approved in 2010. In 2013, the Mexican authorities approved a modification to the existing environmental permits to allow the expansion of the La Colorada vein mine and process plant to up to 2,000 tpd. A subsequent permit modification application to expand the plant production was approved in early 2015.
The main environmental projects at the La Colorada Property focus on erosion control and revegetation of historical tailings deposits.
Pan American participates in the Mexican Environmental Protection Authority’s (PROFEPA) “Clean Industry” program, which involves independent verification of compliance with all environmental permits and the implementation of good practice environmental management procedures and practices. The La Colorada vein mine obtained its first certification in 2008 and is periodically recertified. The latest certification covered until December 2023 and the mine is going through the renewal process with PROFEPA and other government agencies
Pan American has implemented a management system at the La Colorada Property covering health, safety, environment, and community through the Towards Sustainable Mining (TSM) initiative developed by the MAC. This system aids in overseeing environmental and occupational health and safety policies and community relations. Furthermore, it facilitates the management of proposed goals and the fulfilment of stakeholders’ needs, expectations, and demands.
20.2Mine Waste Disposal and Water Management
Some waste rock and a portion of the tailings are repurposed as backfill during the mining process. Two engineered tailings storage facilities are located on the La Colorada Property and additional lifts are added as required. Waste rock not used for backfill is stockpiled for construction of tailings storage facility raises.
Water for the mining operation is supplied by the underground mine dewatering systems, and tailings facilities. The water supply is expected to be adequate for the existing and planned future requirements of the mine. Water from mine dewatering is pumped to the surface, treated in a mine water treatment plant, and stored in tanks for use in the milling process, mine camp, and offices. Treated water from mine dewatering is also pumped to a potable water treatment plant to provide potable water for camp use.

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20.3Social and Community Factors
20.3.1General Context
The La Colorada Property’s direct area of influence includes five communities representing a total of approximately 520 inhabitants, based on Pan American’s 2022 social baseline:
•Colonia Orión (pop. 145) and San Juan de La Tapia (pop. 278), in the municipality of Sombrerete.
•Magdalena (pop. 65), Canoas (pop. 21), and La Libertad (pop. 17), in the municipality of Chalchihuites.
The indirect area of influence covers the municipalities of Chalchihuites, with 10,086 inhabitants, and Sombrerete, with 63,665 inhabitants, according to the National Institute of Statistics and Geography’s (INEGI) 2020 census (2021).
The area around the La Colorada Property is known for its mountainous terrain and agriculture, which is typical of rural Zacatecas. The mining sector plays a vital role in the region’s economic development; between 2018 and 2023, silver mining was the second largest contributor to the increase in Zacatecas’ gross value added (INEGI, 2024). The local communities primarily rely on agriculture and raising livestock, particularly cattle, for income. Transportation services and the commercial sector have progressively increased in the municipal centres, playing essential roles in the region’s economic growth.
This section presents the social performance management systems in place at the La Colorada Property, mapping them against the relevant International Finance Corporation (IFC) Performance Standards (PS), a benchmark for practice in environmental and social performance. This is not a detailed evaluation or an audit of La Colorada Property’s compliance with the IFC PS.
20.3.2PS1: Assessment and Management of Environmental and Social Risks and Impacts
Pan American implements operating policies and procedures for the La Colorada Property to identify, assess, prevent and manage social risks, including through strategic stakeholder management. The elements of this management system are shown in Table 20-1.
Table 20-1: Social risk management

Category	Management Elements
Stakeholder Engagement	Stakeholder identification and analysis (mapping)
Stakeholder engagement
Grievances mechanism
Community baseline information
Impact and Risk Management	Impact and risk identification and assessment
Impact and risk management plans
Benefits Management	Local employment and procurement
Community investment
Socio-economic development programmes
This framework guides the La Colorada Property and its operations in the gathering of information about relevant stakeholders, assessment of potential impacts and risks, and development of mitigation measures.

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Guided by these elements, Pan American has been monitoring stakeholder issues and risks related to the operation and has aimed for timely communication of project activities and other programs with stakeholders and the public. Regular audits and reports on social performance are carried out at the La Colorada Property and recommendations are made to improve communication and performance based on audit findings and annual assessments.
20.3.3PS2: Labour and Working Conditions
The workers of the La Colorada Property receive several employment benefits (most of which are above the legal minimum Mexican requirements) that constitute a very competitive compensation package. Some of those benefits offered to administrative and operational personnel are as follows:
•Overtime pay
•Monthly and quarterly production bonus
•Monthly safety bonus
•Monthly attendance bonus
•Annual performance bonus
•Retirement bonus
•Employees profit sharing
•Laundry service
•Life insurance
•Health insurance
•Dental insurance
•On-site catering service
•Grocery vouchers (semi-annual)
•Local transportation services (daily to the town of Sombrerete, Chalchihuites and twice a month to other regional locations)
•Continuous training and certifications.
The La Colorada Property generates 994 direct jobs (up to 1,111 including projects and other programs) and 160 indirect jobs.
The Health and Safety team guides the La Colorada Property and its operations in the development of site-specific health and safety procedures and how to improve operations based on health and safety monitoring performance.
Regular audits and reports on worker health and safety are carried out at the La Colorada Property, and recommendations are made to improve performance based on the audit findings.
20.3.4PS4: Community Health, Safety, and Security
Pan American’s social performance approach towards local communities aims at improving trust and respect for human rights, manage its commitments and impacts, and, most importantly, enhance the community’s social well-being and health conditions while helping maintain a safe environment. Pan American is committed to generating value by sustainably providing essential resources to local communities of interest, such as the following:
•Socio-economic development programs focused on supporting local livelihoods through agricultural projects.
•Scholarships to increase formal education strengthened with a school transportation plan.
•Family garden program designed to strengthen the food security of local families.

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•Skills development program for women in the community to promote entrepreneurship.
•Programs to enhance fundamental community infrastructure in partnership with local government.
•Promotion of cultural events in the communities.
•Periodic informative meetings with interested parties.
20.3.5PS5: Land Acquisition and Involuntary Resettlement
Pan American has undertaken a land acquisition and relocation process. Further details about the land acquisition are included in Section 4. This section summarizes the activities for the relocation process.
20.3.5.1La Colorada Property Relocation History and Context
In the first half of the 20th century, a previous mine owner constructed adobe houses on the La Colorada Property to serve as housing for workers. Due to the travel distance between the mining facilities and the nearby towns and cities where the workers resided (approximately 120 km), they lived with their families in these dwellings, sometimes for generations, in the multi-generational manner that is typical in the region. Some families had lived there for almost three generations, as some children would also work in the mine upon reaching adulthood. This common practice continued until 2015.
Considering the age of the houses and their close proximity to several industrial facilities that were developed over time as the mine expanded, it was deemed necessary to relocate the families to a new housing zone that was constructed on the La Colorada Property in 2015.
Discontent with the relocation, 14 of the families filed an agrarian lawsuit in 2015 to be recognized as an "agrarian community" before the Unitary Agrarian Tribunal. Subsequently, these families initiated a process before the Secretariat of Agrarian, Territorial and Urban Development of Zacatecas to challenge ownership rights over this area.
In November 2021, Pan American formally launched a plan (the Plan) to address issues related to the original 2015 relocation process with the assistance of external consultants and monitored by the Office of the United Nations High Commissioner for Human Rights in Mexico. The Plan involved the participation of the 14 families. At the time, eight families were still living on the La Colorada Property: seven in the new residential zone and one family remaining in its old home, having declined to relocate in 2015. The remaining six families resided in various locations in the states of Zacatecas and Durango.
20.3.5.2Scope and Purpose
The Plan’s main objective was to restore the living conditions of the families to equal to or better standards than those they had before relocation. This objective encompassed not only the families that were still living at the mine in 2021 but also those that no longer lived there. Pan American completed the relocation of the families through a comprehensive assessment, planning, stakeholder engagement, implementation, and monitoring and evaluation process.
The Plan consisted of three stages:
•Stage 1: Planning and negotiation.
•Stage 2: Plan implementation.
•Stage 3: Monitoring and evaluation.
It is important to note that monitoring and evaluation were conducted throughout the process, not only in Stage 3.

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20.3.5.3Institutional and Legal Framework
The Plan was carried out in compliance with applicable Mexican law and according to the IFC PS.
20.3.5.4Stakeholder Engagement
Stakeholder engagement was not seen as an independent aspect of the overall relocation process but as a critical component of the Plan; it was deeply embedded in all Plan activities. To identify the people who were relocated in 2015, Pan American worked with the respective families to recognize all the individuals who were living in their homes at that time. Additionally, Pan American made sure to identify the legitimate representatives of each family.
20.3.5.5Current Status of Relocation Process
The relocation process for all 14 families was completed in 2025 in line with international standards. This was done with the assistance of external consultants and under the observations of the Office of the United Nations High Commissioner for Human Rights in Mexico.
20.4Project Reclamation and Closure
A closure cost estimate for the La Colorada vein mine, including post-closure maintenance and monitoring is prepared according to the US State of Nevada’s approved SRCE methodology. It is updated every year for unit costs and discount rates, and every other year for physical disturbance estimates, if necessary. The current undiscounted and uninflated estimate of site reclamation costs is approximately US $19.4 million, effective December 31, 2025. No reclamation bond is required under Mexican law.

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21.Capital and Operating Costs
The capital and operating costs outlined in this section of the technical report are based on the LOM plan for the vein mine presented in Section 16 of this technical report. The capital and operating costs for the La Colorada Skarn Project are summarized in Section 24. The capital and operating costs of the La Colorada vein mine were prepared based on recent operating performance and on the current budget forecast. All costs in this section are in US dollars and are based on an exchange rate of 20.00 US$:MEX.
21.1Capital Costs
The total LOM sustaining capital costs estimate is approximately US $139 M, including expenditures required for replacement and overhaul of mobile mining equipment, development of mine infrastructure, and the sustaining capital required to sustain the processing plants, the site infrastructure and the tailings dam operations. Table 21-1 summarizes the LOM capital costs for the La Colorada vein mine.
Table 21-1: LOM capital costs

Category	Total LOM Capital Costs (US$ M)
Mine Equipment	52.5
Mine Infrastructure	39.4
Plant Upgrades	6.6
Tailings Dams	37.8
Site Infrastructure	3.0
Total Capital Cost	139.3

No exploration capital was considered because the LOM plan is only based on mineral reserves. The amount of diamond drilling required to extend the mineral resources and mineral reserves beyond the basis of the current inventories of the La Colorada vein mine will be at discretion of Pan American and may depend on the success of exploration programs and market conditions.
The capital expenditures outlined in Table 21-1 do not include any expenditures related to the development of the La Colorada Skarn Project, such as further exploration drilling, engineering, or project development.
Capital costs do not include project financing and interest charges, working capital, sunk costs, or closure costs. Mine closure costs are summarized in Section 20 of this technical report.
21.2Operating Costs
Operating costs include those for mine primary and secondary development and production, processing, and general and administrative costs.
The LOM production plan and the assumptions supporting the mineral reserve estimate as of June 2025 formed the basis of the operating cost estimate. Operating costs are estimated to average US $169.8/t over the LOM, as set out in Table 21-2. Additionally, transport, shipping, and refining costs are forecasted to average US $15.3/t over the LOM.

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Since the June 2025 estimate, operating costs have experienced inflationary pressures of approximately 15%. These increases have been more than offset by a strengthening in silver prices over the same period.
Pan American is currently advancing an update to the mineral resource and mineral reserve estimates and LOM plan for the La Colorada vein mine, with completion date targeted for mid-year 2026. This update is expected to incorporate drilling results obtained since mid-year 2025, ongoing resource expansion, and updated operating costs and metal price assumptions.
Table 21-2: LOM average unit operating costs

Category	Average Operating Cost (US$/t processed)
Mining Cost	122.6
Processing Cost	18.4
G&A Cost	28.9
Total Operating Cost	169.8
Transport, Shipping, and Refining Cost	15.3

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22.Economic Analysis
Financial information with respect to the La Colorada vein mine has been excluded from this technical report as Pan American is a producing issuer and the La Colorada vein mine is currently in production. Pan American performed an economic analysis of the current La Colorada vein mine, excluding any costs expected to be spent on- and revenue expected to be obtained from the development of the La Colorada Skarn Project, using metal price assumptions of US $22/oz of silver, US $1,900/oz gold, US $2,100/t of lead, and US $2,600/t of zinc, and confirms that at the planned production rates, metal recoveries, and capital and operating costs estimated in this technical report, the outcome is a positive cashflow that supports the mineral reserve estimate. Due to the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.
Additional information and results relating to the Revised PEA of the La Colorada Skarn Project, including the economic analysis, are presented in Section 24 of this technical report.

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23.Adjacent Properties
There are no adjacent properties that are relevant to this technical report.

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24.Other Relevant Data and Information
24.1La Colorada Skarn Project PEA
This section refers to the results of a Revised PEA for the La Colorada Skarn Project. The revised PEA considers extending the life of the vein mine and expands production capacity from the current nominal 2,000 tpd to 15,000 tpd. This is achieved by developing and exploiting non-reserve mineralization, comprised mainly of inferred mineral resources, from two sources:
1.The newly identified silver mineral resource in the eastern Candelaria zone of the vein mine; and,
2.The skarn deposit.
Construction of a new 15,000 tpd processing plant, tailings storage facility, mine camp, and infrastructure will be required to support this new mining development.
The combination of the vein mine inferred mineral resources, skarn deposit indicated and inferred mineral resources, and required associated construction is herein referred to as the ‘La Colorada Skarn Project’. There are no mineral reserves reported from the La Colorada Skarn Project at this time, as the current level of studies do not support mineral reserve estimations. A future PFS would be required for the La Colorada Skarn Project prior to the declaration of any mineral reserve estimates.
The La Colorada Skarn Project includes a six-year construction period. Development of the skarn mine begins in 2026 with an access decline from the 588-Level of the vein mine and would see it enter commercial production in 2032 using a longhole stoping mining method with paste backfill. During the construction period, the vein mine will continue operating and feeding into the existing processing plant, as described in Section 16 of this report. The skarn mine is projected to produce roughly 13,000 tpd, with the remaining 2,000 tpd coming from the vein mine both as reserve and non-reserve mineralized feed. Construction of the new plant, tailings facility, mine camp, and other mine expansion infrastructure would be completed by 2031 in time to support increased throughput from the skarn mine. The existing tailings facilities on site are planned to be filled during this six-year construction period whilst the new facility is under construction.
The La Colorada Skarn Project has a 37-year production life and will process a total inventory of 162.3 Mt of non-reserve mineralized material between the skarn and vein mine resulting in production of 274 Moz of silver, 5575 kt of Zinc, and 2542 kt of Lead in concentrates. Project capital is estimated at US $1.95 billion and total life-of-project capital of US $3.20 billion. The net present value with a five percent discount rate (NPV-5%) of the project is estimated as US $2.55 billion, with an internal rate of return of 17%.
This Revised PEA is preliminary in nature and includes inferred mineral resources, which are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment will be realized.
24.1.1Mining
The La Colorada Skarn Project considers combined production from the vein mine and skarn deposit. The La Colorada vein mine will continue to produce at the same rate, nominally 2,000 tpd, and using the same mining methods as described in Section 16 of this report. Mining of the skarn will employ a longhole stoping mining method with paste backfill. Combined, the Expanded La Colorada Mine is envisioned to produce an average of 15,000 tpd from underground.

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Several mining methods were considered for the skarn deposit including block caving (BC), SLC, and longhole stoping. Cave mining methods, such as BC and SLC, offer higher productivity and lower operating costs when compared to longhole stoping; however, these methods demand a substantially larger initial capital investment and can introduce complex operational and technical challenges including the creation of subsidence zones that would impact the existing vein mine infrastructure. After evaluating the options, longhole stoping was chosen as the mining method for the Revised PEA. This decision marks a departure from the recommendations in the La Colorada Technical Report effective December 18, 2023, which had proposed SLC for the skarn deposit. The more recent discovery of additional veins and replacement style mineralization in the eastern part of the La Colorada Property and the large increase in the vein mine inferred mineral resources were important considerations for this change. Specifically, to provide additional time and infrastructure to be able to explore, define, mine and extract full value from the vein mine mineral resources.
An option for a future expansion and change to a cave mining method to recover the lower grade portions of the skarn mineral resources was evaluated but not included in the Revised PEA because the La Colorada Skarn Project option with longhole stoping provided higher internal rate of return and lower initial capital. Future exploration success to discover additional skarn deposit mineral resources combined with higher zinc prices may make this option more attractive.
Longhole stoping is currently employed at the vein mine. Commonly, longhole stoping requires sublevel accesses to be developed at predetermined intervals, from which haulage drives are developed following the trend of the orebody until an economic or design constraint is reached. From these drives, crosscuts are driven into the orebody for stope extraction. The mining cycle begins with cable bolting and is followed by production and raise drilling between the sublevels, production blasting, stope extraction and backfilling. This mining method allows for a global extraction sequence that could be top-down, bottom-up, or a combination depending on economic, geological or geotechnical conditions.
24.1.1.1Mining Inventory
The mine plan for the La Colorada Skarn Project is based on a mining inventory derived from vein mine mineral resources (see Section 14 of this report), a portion of the skarn resource model, and assumptions for appropriate modifying factors. The skarn deposit is divided into three main mining zones: 901, 902, and 903. Stope generation, mine design, and schedule were completed in the Deswik suite of mine planning software. The La Colorada Skarn Project mining inventory is presented in Table 24-1.
Table 24-1: Mining inventory for the La Colorada Skarn Project

Source	Tonnes (Mt)	Contained Metal
		Silver (g/t)	Zinc (%)	Lead (%)	Silver (Moz)	Zinc (kt)	Lead (kt)
Vein mine mineral resource	7.7	323	3.40	1.83	79.8	261	140
Skarn 901 zone	47.7	38	3.46	1.65	58.3	1,653	789
Skarn 902 zone	72.1	49	3.97	1.98	114.5	2,862	1,423
Skarn 903 zone	34.9	47	3.41	1.57	52.6	1,189	546
Total	162.3	58	3.68	1.79	305.1	5,966	2,898

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The modifying factors applied to the vein mine mineral resources in Table 24-1 are consistent with those described in Section 15 of this report. The modifying factors applied to the La Colorada Skarn Project mineral resources are described in Table 24-2.
Longhole stoping mining shapes for the skarn deposit were generated using MSO in Deswik with dimensions of 20 m W x 30 m L x 30 m H. Stopes were generated using a US $75/t-ore NSR cut-off value and were tested for economic viability following mine design using the pseudoflow algorithm in Deswik. Stopes were constrained within Pan American’s mining concessions and an elevated head-grade strategy was employed during early production years to achieve an accelerated capital payback. The elevated head-grade strategy resulted in foregoing mining 18 Mt at an average NSR of US $91/t to prioritize better grade material. Future studies will investigate recovering a portion of this excluded material.
Table 24-2: Modifying factors applied to the skarn deposit mining inventory creation

Factor	Units	Values
Stope Cutoff Value	US$/t-ore	75.00
Mining Recovery	%	90%
Mining Dilution	%	10%
Silver Price	US$/oz Ag	22.00
Zinc Price	US$/t Zn	2,800.00
Lead Price	US$/t Pb	2,200.00
Silver Recovery to Zn Concentrate	%	12.4%
Silver Recovery to Pb Concentrate	%	72.5%
Zinc Recovery to Zn Concentrate	%	93.7%
Lead Recovery to Pb Concentrate	%	84.3%
Smelter Treatment Costs	-	Variable
Freight and Handling Costs	-	Variable
24.1.1.2Skarn Mine Mining Method
Longhole stoping was selected as the preferred mining method for the skarn mine. This selection is based on several key advantages: it offers a favourable economic outcome, requires lower initial capital investment, reduces technical risks, and allows for the preservation of the existing infrastructure of the vein mine. The method is well-established in both Mexico and throughout North America, with notable examples of similar scale including Fresnillo PLC’s San Julian Mine in Chihuahua, Mexico and South32’s Hermosa Project in Arizona, United States.
The longhole stoping method at the skarn deposit will employ a bottom-up, transverse primary-secondary mining sequence. This approach utilizes paste backfill, which serves to maximize mining recovery and minimize the time required for stope backfilling. The deposit is divided into three main zones: 901, 902, and 903, with each further subdivided into mining blocks. This subdivision ensures that enough work areas are available to maintain an average production rate of 13,000 tpd. Stopes located below previously backfilled stopes will be mined exclusively from the undercut level and a crown pillar of material will be left behind to prevent a horizontal exposure of the paste backfill situated above.
The skarn mine is designed with 30 m sublevel spacings with declines driven at a standard 1:7 (14.3%) gradient to access between sublevels. Stopes are offset at least 25 m from haulage infrastructure and 50 m from other capital infrastructure

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(i.e. declines). A parallel ventilation system on the levels routes fresh air via the declines and exhausts through raises at either end of the haulage drives. Material handling is scoop-to-pass with transfer drives prior to ore being hauled by trucks along dedicated haulage levels. In total, the skarn mine has 312 km of planned lateral development in the mine plan.
A longitudinal section of the Expanded La Colorada Mine is presented in Figure 24-1.

3,200RL
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2,200RL
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1,800RL
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1,400RL
1,200RL
1,000RL
800RL
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3,000E
4,000E
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Legend
Value
Vein Mineral Reserves
Vein Mineral Resources
Skarn Mineral Resources
902
901
903
View Looking North
Source: Pan American Silver, 2026
0 250 500 m
PAN AMERICAN SILVER

Figure 24-1: Longitudinal section of the Expanded La Colorada Mine
24.1.1.2.1La Colorada Skarn Project Access and Material Handling
Initial access to the skarn mine will be achieved via a decline from the 588-Level of the vein mine. This decline will ultimately connect to a new production shaft and a return air shaft located east of the 903 Zone. The preliminary schedule requires five years of development and shaft sinking to establish the main material handling system and ventilation circuit. The decline will utilize auxiliary ventilation, with connections to the Guadalupe Return Air Shaft constructed to complete the ventilation circuit for development activities. Development waste rock will be transported to surface using 45 t trucks, as the existing Beaty Shaft is currently operating at full capacity. Due to the small cross-section of the current mine infrastructure, equipment size will be restricted with some dismantling required prior to transport underground. An escapeway network, comprised of ladderways installed in raises to the existing vein mine, will be installed and extended incrementally as the decline is developed to depth.

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The production shaft will function as the principal system for material handling, personnel access, and transport of materials to the skarn upon completion. A preliminary shaft, as drafted by Merit Consultants International in 2026, is designed to hoist mineralized material and waste in a two-skip configuration to a capacity of 16,500 tpd. The shaft will also be equipped with a service cage and a small auxiliary cage. Shaft stations, bins, and loading pockets are strategically positioned at elevations to effectively serve the operation with an intermediate loading pocket for the vein mine and another at full depth for the skarn mine. The placement of the shaft east of the skarn deposits offers considerable advantages to the vein mine, notably reducing haulage distances and increasing material handling capacity as mining operations expand eastward. An option to increase the mining rate in the vein mine may be available with continued mineral resource expansion.
Skarn mining inventory extracted from stopes and development headings will be crushed in a 950 tph gyratory crusher situated close to the shaft and subsequently discharged into a fine ore bin. Waste material, anticipated to have a finer particle size distribution, will be directed through a grizzly into a separate waste bin. Both mineralized material and waste will be delivered to skips via the loading pocket for hoisting to surface. At surface, materials will be conveyed from the skip to designated surface stockpiles via an overland conveyor system.
Mineralized material and waste from the skarn deposit will be transported to the shaft using 60 t trucks from both stopes and development headings. Mucking from stopes and development headings will be conducted with 18 t LHDs. The material handling strategy involves transferring mineralized material directly from the stopes into a network of ore passes, followed by truck hauling to a crusher via designated haulage levels at the base of each mining block. Ore passes are strategically located on each sublevel, positioned on either side of the level access to facilitate the simultaneous mining of multiple stopes. Waste material will be loaded and hauled directly from the level to the shaft waste pass.
A longitudinal section demonstrating the material handling strategy for the La Colorada Skarn Project and its integration with the vein mine is shown in Figure 24-2.

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Pocket
Legend
Item
Ore Passes
Haulage Level
Z
X
View Looking North
Source: PAS, 2026
0
250
500 m
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Figure 24-2: La Colorada skarn deposit and vein mine material handling system overview
24.1.1.2.2Geotechnical Considerations
Geotechnical analysis is based on data collected from logging physical core and core photographs, televiewer surveys, and rock strength laboratory testing.
Longhole Stoping with Backfill
Stoping geometries were empirically estimated using the Barton Q-System and the Mathews Stability Graph using proximal drill core for the 901, 902 and 903 zones near the higher-grade stoping areas.
Stopes are predominantly hosted in garnet and pyroxene skarn, which have been identified as competent rock masses. A summary of the rock mass characterization is provided below in Table 24-3.

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Table 24-3: Regional and local Q’ values

Mining Area	Number of Drill Holes Available	Global Q' Value		Local Q' Value
		Lower	Upper	Lower	Upper	Nominated
901 zone	4	6	1066	28	53	35
902 zone	3	22	1066	31	42	35
903 zone	1	26	1066	28	42	30
The Modified Stability Number (N’) was calculated and plotted to find the maximum stable stope span assuming a sublevel spacing of 30 m. Dilution was estimated using the ELOS method.
Stope geometries and ELOS estimates from the higher-grade mining zones are provided in Table 24-4 and were applied across the mineralized zones due to the observed homogeneity of the rock mass. Stope faces are assumed to be vertical with horizontal backs. To minimize stope back instability risks, dilution, and production delays, cable bolts are planned to be installed.
Table 24-4: Stoping geometries

Stoping Area	Global	Local	Nominated	ELOS Estimate
901 zone	5 m to 100 m (EW) 4.5 m to 74 m (NS) 30 m (H)	11 m to 21 m (EW) 11 m to 41 m (NS) 30 m (H)	20 m (EW) 30 m (NS) 30 m (H)	<0.5 m to 2 m
902 zone	12.5 to 45 m (EW) 12 to 90 m (NS) 30 m (H)	17 m to 23 m (EW) 22 m to 36 m (NS) 30 m (H)	20 m (EW) 30 m (NS) 30 m (H)	0 m to 0.5 m
903 zone	15 m to 49 m (EW) 26 m to 90 m (NS) 30 m (H)	16 m to 21 m (EW) 27 m to 55 m (NS) 30 m (H)	20 m (EW) 30 m (NS) 30 m (H)	0 m to 1 m
Note: EW, NS and H refer to East-West, North-South and Height, respectively. Dimensions are in metres.
Backfill
Cemented paste backfill is the preferred backfill method for the skarn mine due to its relatively high productivity, design flexibility, and environmental benefits. Responsible Mining Solutions (2026) identified a long-term strength degradation profile and, until further studies are completed, the mining sequence was constrained to an overhand sequence, prioritising extracting adjacent stopes within the strength degradation timeline to minimize paste dilution risks.
Required backfill strengths are estimated from Mitchel (1983) to range between 350 to 450 kPa for end wall and side wall exposures.
Ground Support
Ground support requirements for the ramp and access drives are expected to be typical for good rock conditions, requiring systematic bolting with either weld mesh and/or shotcrete surface support. All intersections are cable bolted.

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Long service life excavations will necessitate a trade-off between long-life ground support installations and the number of rehabilitation cycles planned for the life of the excavations.
Structure
A structural model was updated and reviewed in 2024 that classified faults into high, medium and low confidence rankings. A rock mass rating was estimated for all high- and medium-confidence faults to classify these structures. The review against core photographs identified the following observations:
•Ground conditions vary considerably from extremely poor to extremely good.
•Discrete zones of low RQD material (> 5 m width) are likely to be associated with discrete geological features such as faults or lithological contacts, such as the contact between the limestone and dacite units, as well as a volume of rock between the footwall of the 901 mineralized zone and the porphyry intrusion.
Geotechnical Engineering Studies
Ongoing and future studies include the following:
•Development of a geotechnical rock mass domain model for the 901, 902 and 903 mineralized zones for detailed geotechnical analysis and studies.
•Paste backfill strength degradation and alternative binder study.
•Regional in situ stress have been completed using the acoustic emission method. Further studies will be required to review this information for us in numerical modelling in a future PFS.
The planned activities are as follows:
•Stope geometry, pillar stability, and ground support optimization.
•Potential impact of mining induced stress and seismicity.
•Global stope mining sequence.
24.1.1.2.3Groundwater and Dewatering
Groundwater associated with the vein mine is currently pumped to surface and used in the process plant or is treated and discharged. The skarn deposit dewatering program will generate greater volumes of water than the vein mine dewatering program. The dewatering program will start in advance of the ramp and shaft construction.
A preliminary assessment (Piteau, 2026) estimated water inflows and management strategies for the initial and LOM dewatering programs. Information used for the assessment included the dewatering volumes at the vein mine, data from piezometer installations in 17 boreholes representative of the skarn hydrogeology, information from exploration drilling programs, and hydrogeological modelling.
The LOM dewatering plan is structured as a phased program beginning with advancement of the 588 decline (Phase 1), followed by staged expansion into the 901, 902, and 903 mine areas (Phase 2). The strategy is intentionally conservative during early access and deepening phases, while retaining flexibility to optimize spacing and timing as real-time drilling and inflow response data become available. The dewatering plan will utilize a combination of cover holes drilled in advance of decline development, horizontal drain holes, and dewatering wells targeting depressurisation of the NC2 vein. Cover holes and horizontal drains are primarily proposed where development advances into new ground, either laterally beyond the existing footprint or vertically into deeper elevations. These areas are expected to intersect rock mass

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conditions not yet depressurized, elevated pore pressures, and structural corridors (e.g. NC2), which may temporarily exhibit relatively large inflows.
Conversely, areas that have already been developed are assumed to continue depressurising passively through open workings and previously installed drains. As a result, the program is not uniformly distributed through time, rather, it responds to new development “fronts” as they occur. This approach reflects a progressing stress imposed on the groundwater system by underground excavation. As mining expands into new domains, localized depressurisation measures are added. When mining returns to previously developed levels, additional infrastructure is generally unnecessary unless monitoring indicates otherwise. The proposed program should therefore be viewed as a conservative framework that establishes adequate drainage coverage during advancement into new ground, with flexibility to refine spacing and timing observed groundwater behaviour dictates.
Peak dewatering rates are expected to be encountered during development of the 588 Decline, which coincides with the period of greatest vertical mine advance rate (~266 m/year). The full development of the 588 Decline will occur over a period of four years, starting in 2026. The estimated peak discharge at the end of Year 4 of decline development is in the range of 35 to 450 L/s with a best estimate of 300 L/s. Subsequent to 588 Decline development, the next dewatering milestone is developing laterally towards the 901 resource area. Following development of the 588 Decline, dewatering rates will therefore decline to maintenance rates to manage natural groundwater recharge to the system (~150 L/s) and new groundwater leakage towards the mine.
The in-situ water temperature is elevated (+40°C). Surface water holding dams and treatment facilities will be constructed to manage the expected flows from the initial dewatering and manage the ongoing steady-state dewatering phases over the LOM. Water stored on surface will be cooled before final discharge.
In addition to geochemical modelling of the groundwater quality, aquifer testing and numerical groundwater modelling will continue to improve the dewatering and water treatment estimate for the PFS.
24.1.1.2.4Ventilation
Effective ventilation and heat management are essential for the successful operation of the vein and skarn mines. The region’s high geothermal gradient, along with elevated groundwater temperatures, present significant challenges related to heat stress for personnel working underground. The proposed mitigation strategy involves optimizing ventilation airflows, supplying chilled air through dedicated refrigeration systems, and actively managing contact groundwater throughout the mining process.
The ventilation system for the vein mine portion of the La Colorada Skarn Project will follow a similar strategy to the one presented in Section 16.4 of this report. The primary ventilation system for the skarn mine includes fresh, chilled air entering the mine through the production shaft and exhausting through two return air ventilation shafts. A smaller circuit includes air entering via the 588-Decline and exhausting through the Guadalupe Return Air Shaft. BBE (2026) estimated that, at its peak, the skarn mine will require 905 m³/s of air to support the planned fleet of diesel equipment and have a total cooling requirement of 21 MW to maintain temperatures within a design range of 38°C dry bulb and 28.5°C wet bulb. Surface exhaust fans above each return air shaft will have 2,300 kW of installed power each, supported by two underground booster fans for the 902 (1,200 kW) and 903 (200 kW) zones. A schematic of the skarn mine ventilation system is shown in Figure 24-3.

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Source: PAS, 2026

0 250 500 m

Figure 24-3: Skarn mine ventilation network
Ventilation on the production sublevels will follow a parallel ventilation strategy with auxiliary ventilation to supply air to the production crosscuts. Fresh air will travel from the air intakes via the declines to the level accesses following the paths in green shown in Figure 24-3. Airflow on the level will be controlled by variable inlet vane (VIV) dampers installed in bulkheads before the return air raises, which will open and close to increase or decrease airflow depending on equipment and personnel airflow requirements. As the air is pulled across the level, auxiliary fans sized for the volumetric flow requirements and crosscut length will force the fresh air into the active crosscuts prior to this air reporting to the return air raise and exhausting out of the mine. This system allows for mining multiple stopes on a production level and can be automated using a ventilation-on-demand (VOD) system to minimize wasted airflow when equipment is not on the level or airflow is not needed.
Given the depth and geothermal temperature gradient at the La Colorada Property, battery electric vehicles (BEVs) offer a potential solution for decreasing the required ventilation flowrate to operate the mine, as well as lowering the capital and operating costs associated with the ventilation system. The ventilation design was planned based on the use of a diesel mobile fleet; however, there remains flexibility to adopt a BEV equipment fleet if technological advancements or future evaluations demonstrate their suitability.

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24.1.1.2.5Production Schedule
The strategic plan for the La Colorada Property was produced using the vein mine mineral resources, vein mine mineral reserves and skarn deposit mineral resources. The vein mine mineral reserves were removed from the production schedule. The production schedule for the La Colorada Property strategic plan targets an average throughput of 15,000 tpd/5.48 million tonnes per annum (Mtpa) processed in a newly constructed mill. The vein mine will continue to contribute 2,000 tpd with the balance of 13,000 tpd coming from the skarn mine. The mine will continue to operate and feed the existing sulphide and oxide mills on site during the six-year La Colorada Skarn Project construction period. The La Colorada Skarn Project has a 37-year production life with throughput gradually decreasing as resources are depleted. Figure 24-4 shows the La Colorada Skarn Project production profile by source of mill feed and Figure 24-5 the planned mill head grades.
Note that mineral reserves from the vein mine have been excluded from analyses in Section 24 of this report; however, mine plans in actual execution would include mining a mix of mineral reserves and mineral resources from the vein mine. For this reason, the throughput in Figure 24-4 falls short of 5.48 Mtpa in early years. For this same reason, average mill head grades shown in Figure 24-5 are lower than could be expected during execution.

La Colorada Skarn Project Tonnes Processed
Vein Mine Resources
901
902
903
NSR
Tonnes Processed
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
NSR (US $/t)
900
750
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450
300
150
-
2026
2029
2032
2035
2038
2041
2044
2047
2050
2053
2056
2059
2062
2065
2068
Production Year

Figure 24-4: La Colorada Skarn Project Mill Feed

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La Colorada Skarn Project Head Grades
Zinc (%)
Lead (%)
Silver (g/t)
NSR (US $/t)
Zinc and Lead Grades (%)
6.00
5.00
4.00
3.00
2.00
1.00
-
Silver Grade (g/t) and NSR (US $/t)
900
750
600
450
300
150
-
2026
2028
2030
2032
2034
2036
2038
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2042
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2048
2050
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2054
2056
2058
2060
2062
2064
2066
2068
Production Year

Figure 24-5: La Colorada Skarn Project head grades
The strategic mine plan for the La Colorada Property was undertaken using Deswik CAD and Deswik SCHED. The scheduled tonnes from the skarn production stopes consider a 90% mining recovery and 10% external dilution. A stope production rate of 500 tpd was assumed and is intended as an all-in rate considering all mining activities in the stope cycle (i.e. drilling, extraction, backfilling, cure time, etc.). Development in the skarn was generally scheduled at 150 m/month for independent headings (e.g. declines) and at 75 m/month for headings that require sharing power or auxiliary ventilation (e.g. development on sublevels). Shafts were scheduled based on preliminary construction schedules developed by Merit Consultants International (2026). At full production from the skarn, production stopes account for 12,000 tpd/4.38 Mtpa with the balance (about 1,000 tpd/0.37 Mtpa) from development in ore.
The total inventory fed to the mill for the La Colorada Skarn Project is 162.3 Mt. Nameplate production is achieved in year-three following a ramp-up period during which production from skarn mine stopes is incrementally increased by 500 tpd per month. Production from each skarn zone is roughly proportional to the relative size of each zone’s mineable inventory. The high NSR material mined in the early years of production reflects an elevated head-grade strategy wherein high-grade cores at the top of the 902 and 901 zones are prioritized to accelerate payback. Following payback, the strategy reverts to a balanced production profile between the zones that focuses on resource extraction.
The six-year construction period will be utilized to establish sufficient lateral and vertical development and required infrastructure to facilitate production from the skarn mine. In total, some 560 kt of skarn mill feed will be stockpiled on surface or processed in the existing mill as contingent mill feed. A total of 30.4 km of lateral development and 5.0 km of vertical development, including a new production shaft and two ventilation shafts, are planned to be completed during this period.

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The La Colorada Skarn Project includes a total of 418.3 km of lateral development and 15.8 km of vertical development between the vein mine and skarn mine. Development for the skarn will be of a larger cross-section to accommodate the larger equipment and ventilation flowrates. Lateral development for the skarn mine totals 312.5 km with a peak in production year three at 16.1 km. Lateral development for the vein mine totals 105.8 km between primary and secondary lateral development. Vertical development, primarily internal ventilation raises and ore passes, totals 12.2 km and 3.6 km for the La Colorada Skarn Project and vein mine respectively. A chart showing development quantities for the La Colorada Skarn Project is presented in Figure 24-6.
The skarn mine will operate 24 hours a day, 7 days a week. Where possible, mine operations will continue through production and development firing times using autonomous and semi-autonomous systems that are monitored and operated from surface or from safe locations underground.

La Colorada Skarn Project Mine Development
Vein Mine Primary
Vein Mine Secondary
Vein Mine Vertical
Skarn Project Primary
Skarn Project Secondary
Skarn Project Vertical
Metres
30,000
25,000
20,000
15,000
10,000
5,000
-
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
2052
2054
2056
2058
2060
2062
2064
2066
2068
Year

Figure 24-6: La Colorada Skarn Project development requirements
24.1.1.2.6Mining Equipment
The primary and auxiliary mining fleet were estimated for the skarn mine based on benchmarked equipment productivity values and typical support equipment ratios. The initial mobile fleet is planned to be diesel-powered with electro-hydraulic drills, though optionality will be maintained to purchase alternative energy source equipment, such as BEVs, as the technology develops. Table 24-5 provides a summary of the anticipated primary mining fleet during steady-state production.

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Table 24-5: Anticipated primary mining fleet

Description	Units
Face Jumbos	6
Bolting Units	4
Production Drills	9
18 t LHD	22
65 t Truck	9
Where possible, mining equipment is envisioned to be operated remotely from a command centre on surface or from air-conditioned tele-remote cabins on the level to minimize personnel exposure to heat and to leverage productivity gains from remote operations. Other systems, such as live-location tracking, dispatch, anti-collision, and ventilation-on-demand, are envisioned to be installed to improve safety, operations, and cost performance. These systems will require a robust communication system to be installed throughout the underground mine and surface area.
24.1.1.3Future Studies
It is recommended to leave the option for cave mining open in the future, and strategically trade-off surface and underground infrastructure placement to not preclude their use. Additionally, it is recommended that various technical and trade-off studies are completed including, but not limited to:
•The use of conveyors in lieu of production shafts for the permanent material handling system.
•Investigate increasing tonnage from vein mine once the new material handling system is installed.
•Investigate recovering the 18 Mt of material foregone in the mine plan due to elevated head grade strategy in the early payback period.
•Optimization of skarn mine stope sizes, particularly sublevel spacing, to reduce development requirements.
•Optimization of the ventilation system to balance cooling requirements between flowrate and refrigeration.
•Automation, tele-remote operations and business intelligence systems available on the market and futureproofing the communications backbone for the mine of the future.
24.1.2Mineral Processing and Metallurgical Testing
Metallurgical testwork completed since 2020 indicates that the skarn mineralization responds well to conventional selective flotation, producing high-quality, silver-bearing lead and zinc concentrates with strong metal recoveries. Testwork programs have included 32 large composite samples representative of the skarn orebody, and results are considered sufficient to support the Revised PEA and advancement to a PFS.
The selected process flowsheet consists of a conventional comminution and flotation circuit. Run-of-mine material will be processed through a semi-autogenous grinding (SAG)-ball mill-pebble crusher (SABC) grinding circuit, followed by staged selective flotation to produce separate lead and zinc concentrates. The process is designed to achieve concentrate grades of approximately 61% Pb and 59% Zn, with silver reporting primarily to the lead concentrate.
Based on metallurgical testwork and projected mine production grades, the processing plant is designed for an average throughput of approximately 15,000 tonnes per day (5.5 Mtpa), including 2,000 tonnes per day from the vein mine. Average feed grades of the La Colorada Skarn Project mine plan are estimated at approximately 1.79% Pb, 3.68% Zn, and

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58 g/t Ag. LOM average recoveries for the La Colorada Skarn Project are estimated at approximately 87.7% for lead, 93.4% for zinc, and 89.7% for silver, with the majority of silver reporting to the lead concentrate (77.1%).
Concentrates produced from the La Colorada Skarn Project are expected to contain low levels of deleterious elements and to be readily marketable, consistent with historical metallurgical testwork results (ALS, 2019–2022).
Table 24-6: Summary of overall metal recovery of the La Colorada Skarn Project

Process Stream	Mass (%)	Head Grade			Concentrate Grade			Metal Recoveries
		Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Lead Concentrate	2.4	1.79	3.68	58	61	3.9	1,800	87.4	2.6	77.1
Zinc Concentrate	5.9	1.79	3.68	58	4.2	59	140	4.3	93.4	11.9
24.1.2.1Metallurgical Testwork
Two extensive metallurgical testwork programs (KM6151 and KM6826) were conducted on skarn samples at ALS Metallurgy in Kamloops, BC, and selected tests from these programs have been repeated and updated to confirm and refine the original results. Ancillary testwork was also performed on various products generated during these programs. A summary of the completed testwork programs to date, including KM6151 and KM6826, is presented in Table 24-7. The objective of the testing was to provide detailed process design criteria and accurate projections of metallurgical performance for the La Colorada Skarn Project. ALS Metallurgy in Kamloops is an independent third-party laboratory that conducted the metallurgical testwork programs on a fee-for-service basis. ALS metallurgy holds relevant industry certifications and accreditations for laboratory testing services.
Table 24-7: Summary of metallurgical testwork programs

Laboratory	Project No.	Report date	Testwork Objectives
JKTech	20017/P6	May 2020	Drop weight testing and SMC testing
ALS Metallurgy	KM6010	May 4, 2020	Preliminary mineralogy and flotation testing
Pocock Industrial, Inc.	-	January 2021	Thickening and filtration testing of tailings
ALS Metallurgy	KM6151	June 1, 2021	Detailed comminution and flotation testwork
ALS Metallurgy	KM6365	Sept. 30, 2021	Flotation testing of vein samples including blending
ALS Metallurgy	KM6826	May 11, 2023	Flotation testing of low-grade, diluted samples
ALS Metallurgy	KM7456	2025	Flotation optimization testing primary grind size, flotation kinetics, regrind variability

The initial metallurgical testwork completed by ALS in 2020 used bulk samples and yielded positive results. Follow-up programs completed in 2021 (KM6151) and 2023 (KM6826) were undertaken using drill core samples and form the principal basis for the metallurgical evaluation presented in this report. The KM6151 program focused on higher-grade material with head grades of approximately 25-70 g/t Ag, 3-8% Zn and 1-4% Pb, while the 2023 program examined material representing broader mining scenarios, with head grades in the range of approximately 15-30 g/t Ag, 1.5-3% Zn and 0.5-2% Pb.

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The most recent testwork program (KM7456) completed in 2025, used selected samples from the KM6151 and KM6826 programs to further refine process understanding and support flowsheet optimization. The program focused primarily on evaluating flotation kinetics as a function of primary grind size and examining concentrate quality across a range of primary grind and regrind conditions. Selected tests also examined flotation performance under varying dilution scenarios. Three tests from the KM6151 and KM6826 test programs' samples were repeated to confirm metallurgical response, where earlier results were not fully consistent with the broader testwork dataset. The repeated test returned results consistent with the overall metallurgical performance observed across the deposit, and the updated results have been incorporated into the metallurgical evaluation presented in this report.
24.1.2.2Metallurgical Test Samples
Test samples in the KM6151 and KM6826 test programs were selected from drill core intervals representative of the lead–zinc–silver mineralization within the skarn deposit. Sample intervals were selected by the exploration geology team and were spatially distributed across the mineralized zones. The resulting composites are considered representative of the deposit.
Figure 24-7 and Figure 24-8 compare the testwork samples grades to the expected annual mine production grades, demonstrating that the La Colorada Skarn Project mineralization is well represented by the samples used in the main metallurgical test programs. The test samples, derived from the skarn mineral resources, provide a representative basis for expected plant feed, including the contribution of vein material resources (metallurgical performance know due to the current operation and testwork in KM6365). Based on these results, metallurgical performance in an operating facility is expected to be consistent with the outcomes of these test programs.

Zinc vs Lead Feed Grades - Metallurgical Testwork
Zinc Grades, %
0
1
2
3
4
5
6
7
8
Lead Grades, %
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
Testwork
La Colorada Skarn Project Grades

Figure 24-7: Comparison of metallurgical testwork sample grades with the annual average Pb and Zn feed grades from the mine plan

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Figure 24-8: Comparison of metallurgical testwork sample grades with the annual average Ag and Pb feed grades from the mine plan
24.1.2.3Mineralogical Evaluation of the La Colorada Skarn Project Samples
The metallurgical samples from the main testwork programs were subject to detailed QEMSCAN analysis (automated mineralogy and petrography system) to evaluate the mineral composition, occurrence, and liberation requirements of the contained base metal minerals. All samples displayed similar mineralogical characteristics, with some degree of variation between individual samples.
Lead and zinc were exclusively observed to be hosted in galena and sphalerite, respectively. Copper was present at low levels and primarily occurred as chalcopyrite, with minor occurrences in tetrahedrite and tennantite in some samples.
The degree of mineral liberation observed in the mineralogy analysis was sufficient for selective lead and zinc separation at approximately 70 to 90 µm (K80). Results from the most recent metallurgical testwork programs from 2025 indicate that increasing the primary grind size to approximately 100 µm (K80) maintains satisfactory flotation performance. Additional testwork is planned to further evaluate and optimize the primary grind size.
A photomicrograph of the key sulphide minerals is shown in Figure 24-9, including fully liberated grains of galena and sphalerite, with minor chalcopyrite and gangue minerals such as pyrite. QEMSCAN analysis of the 15 samples indicated limited association of pyrite with either galena or sphalerite.

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Sp
Py
Gn
Py
Ga
Ga
Cp
Cp
Gn
Sp
Gn
ALS Metallurgy
200 µm

*Cp-Chalcopyrite, Sp-Sphalerite, Ga-Galena, Py-Pyrite, Gn-Gangue.

Figure 24-9: Photomicrograph of key sulphides in the La Colorada Skarn Project
24.1.2.4Comminution and Solid-Liquid Separation Testwork
Comminution testwork was completed on the samples of the 2021 program and included traditional Bond ball mill work index determinations, as well as a sub-program of the SAG mill testwork conducted by JKTech (Weier, 2020). The 75th percentile SAG media competency (SMC) test result was 37.4, indicating that the materials are moderate-to-hard in terms of SAG milling. The 75th Bond ball mill work index was 16.8, indicating that the materials were also moderate-to-hard in terms of ball milling.
Solid-liquid separation was completed on tailings obtained from the flotation testwork including pressure filtration, vacuum filtration, thickening, rheology, and flocculant selection. The testwork shows positive filtration capacity with results up to 11.3% moisture content with pressure filtration. At this time, and as part of the current optimization of the La Colorada Skarn Project, tailings will be disposed of conventionally as described in Section 24.1.4.13.
24.1.2.5Flotation Testing of the La Colorada Skarn Project Samples
The flotation circuit follows a conventional staged lead–zinc process. Ground ore is first treated in the lead rougher circuit, where sphalerite is depressed using cyanide and zinc sulphate. The lead rougher concentrate is subsequently reground to improve mineral liberation and upgraded through multiple cleaner stages to produce a high-grade lead–silver concentrate. The rougher tailings, containing the depressed sphalerite, are subsequently conditioned with copper sulphate to activate

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the zinc minerals. Activated sphalerite is then recovered in the zinc rougher circuit. The zinc rougher concentrate is subsequently reground and subjected to multi-stage cleaning to achieve a high-grade zinc concentrate.
All composite samples performed well in flotation testing. The most important metallurgical relationship defined in the testwork program was the need to regrind the lead rougher concentrate to achieve optimal lead concentrate grade and reduce zinc losses to the lead concentrate. Figure 24-10 shows the relationship between regrind size and the grade of contained zinc in the final lead concentrates. This relationship controls not only the quality of the final lead concentrate but also affects the recovery of zinc in the final zinc concentrate, as fine regrinding of the lead concentrate transfers zinc to the zinc recovery circuit. Reducing the regrind size P80 for the lead cleaning process from approximately 30 µm to 18 µm resulted in an increase of approximately 4% zinc in the final zinc concentrate.
Figure 24-10: Zinc recovery in Lead concentrate versus regrind size, based on 2025 testwork and the locked-cycle test (LCT) results
Zinc concentrate regrinding is not required to be as fine as the lead regrind requirement and is estimated to be in the range of 25 to 30 µm, based on testwork results from the 2021 and 2025 programs.
Recovery estimates for lead, zinc, and silver can be predicted using regression analysis to generate log-normal grade–recovery relationships. All data used in the metal recovery models are based on the LCT results.
The combined recovery data from the 2021, 2023, and 2025 LCTs are presented in Figure 24-11 to Figure 24-13, which show the relationship between flotation lead recovery for the tested samples and the lead feed grades.

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Figure 24-11: Lead recovery in lead concentrate versus lead feed grade – Locked-cycle test results
The lead recovery in lead concentrate is predicted using Equation 24-1, from Figure 24-11.
Equation 24-1:
Lead Recovery in lead concentrate (%) = 4.9219 * Ln (Lead Feed Grade, %) + 84.505
Figure 24-12: Zinc recovery in zinc concentrate versus zinc feed grade – Locked-cycle test results
The zinc recovery in zinc concentrate was estimated using Equation 24-2 from Figure 24-12.
Equation 24-2:
Zinc Recovery in zinc concentrate (%) = 1.8571* ln (Zinc Feed Grade, %) + 90.995

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Approximately 77.1% of silver is recovered to the lead concentrate, meanwhile approximately 11.9% of the silver is recovered to the zinc concentrate, yielding an overall silver recovery of 89.0%.

Silver Recovery in Lead Con. versus Silver Feed Grade
Silver Recovery in Lead Con., %
100
90
80
70
60
50
40
0
10
20
30
40
50
60
70
80
Silver Feed Grade, g/t
y = 6.1035ln(x) + 52.352
R² = 0.1235

Figure 24-13: Silver recovery in lead concentrate versus silver feed grade – Locked-cycle test results
The silver recovery in the lead concentrate is estimated using Equation 24-3 from Figure 24-13.
Equation 24-3:
Silver Recovery (%) in lead concentrate = 6.1035 x ln (Silver Feed Grade, g/t) + 52.352
24.1.2.6Quality of Lead and Zinc Concentrates from the La Colorada Skarn Project
The lead and zinc concentrates from LCTs for each composite were submitted for analysis via ICP for 48 elements, and in addition each composite was analysed to evaluate the concentration of silica (SiO2), mercury (Hg), chlorine (Cl), and fluorine (F). The lead concentrates averaged 0.02% arsenic (As), 0.06% antimony (Sb), and 0.15 % bismuth (Bi).
The cadmium content for the zinc concentrates measured about 0.3% across all composites. Bismuth content varied widely in the lead concentrates, with the highest content measured at about 0.4%. Mercury content measured in the lead and zinc concentrates was relatively low.
Manganese content in the zinc concentrates ranged between 0.2% and 0.5% and may be hosted within the sphalerite mineral matrix. The manganese content measured in the lead concentrates ranged between <0.1% to approximately 0.6%.
24.1.2.7Blending of La Colorada Vein Mine Production with the La Colorada Skarn Project
The existing vein mine processes high-grade Ag-Pb-Zn ores. Metallurgical testwork was conducted to evaluate performance of a blended feed comprising approximately 82% La Colorada Skarn Project material and 18% vein mine material, representing a combination of mineral resources from both sources. The testwork followed the flowsheet developed for the La Colorada Skarn Project. The results for the blended feed are summarized in Table 24-8. These results indicate that the established skarn flowsheet is suitable for treating the blended material, achieving overall metallurgical performance consistent with that of the skarn material. However, blending of the vein material results in a

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redistribution of silver withing the circuit, with lower silver recovery reporting to the lead concentrate and increased recovery to the zinc concentrate or tailings, relative to typical performance of the existing vein operations (which processes a higher silver feed grade alone).
Over the LOM, the skarn material is expected to represent approximately 80% to 95% of the process plant feed. As such, the overall metallurgical response is expected to be largely governed by the skarn material behaviour, for which an extensive testwork database is available. For the purposes of this study, the recovery model developed with skarn materials was applied to the blended feed (vein and skarn), providing an appropriately representative basis for metallurgical performance estimation. Additional testwork is planned to evaluate a range of blending proportions to further optimize circuit performance and metal distribution
Table 24-8: Metallurgical results for blended vein mine (18%) and La Colorada Skarn Project materials (82%)

Head Grades				Pb Concentrate				Zn Concentrate				Total
Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Mass pull (%)	Pb Grade (%)	Pb Rec. (%)	Ag Rec. (%)	Mass Pull (%)	Zn Grade (%)	Zn Rec. (%)	Ag Rec. (%)	Ag Rec. (%)
0.17	2.2	4.3	93	3	64	85	72	7	58	94	15	86
24.1.3Recovery Method – General Description
The conceptual design of the processing facility is based on results from the metallurgical testwork. Specifically, the design of the flotation circuit was based on the results and operating conditions obtained from flotation LCTs.
The processing configuration for the new plant will use a conventional SABC circuit, followed by a conventional staged lead–zinc flotation process to produce separate high-grade lead–silver and zinc concentrates. A trade-off study evaluated alternative comminution configurations and supported the selection of a SAG-based SABC circuit in place of the previously considered three-stage crushing flowsheet, improving overall energy efficiency and operational flexibility.
The process plant will be designed to process 5,500,000 tpa (15,000 tpd) during the life of mine. It is expected to produce an average of 110,000 tpa of lead concentrate from the La Colorada Skarn Project grading approximately 61% lead and approximately 1,800 g/t silver, based on a lead head grade of 1.79% and a silver head grade of 58 g/t. In addition, the plant is expected to produce an average of 250,000 tpa of zinc concentrate from the La Colorada Skarn Project grading approximately 59% zinc, based on a zinc feed grade of 3.68%.
The process operations required to extract lead, silver, and zinc from the mineralised material are shown on the flowsheet in Figure 24-14 and are summarized in the following list:
•The primary crushing circuit will be located underground, with crushed mineralised material hoisted to surface and conveyed to the common coarse ore stockpile at the plant site.
•Run of mine (ROM) material will be crushed using gyratory crushers, reducing the ROM mineralised material to 80% passing 82 mm. The crushed mineralised material will be transported underground to a hoisting shaft, which will then transfer the mineralised material to a conveyor transporting the material to a coarse mineralised material stockpile with a 24-hour live capacity located adjacent to the processing plant.
•The crushed mineralised material will be reclaimed by apron feeders and conveyed to the plant grinding circuit, which consists of a conventional SABC grinding circuit. This circuit will produce a grind size of 80% passing 90 µm for the flotation circuit. The SAG and ball mill sizes for each plant are presented in Table 24-9.

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Table 24-9: Selected SAG and ball mill sizes based on comminution trade-off study

Plant	SAG Mill		Installed Power
	Installed Power (kW)	Dimension (ft (dia) x ft (length))	Installed Power (kW)	Dimension (ft (dia) x ft (length))
Plant LOM	5,500	28 x 14	11,200	24 x 36
•The flotation plant design will comprise sequential selective flotation circuits to produce lead and zinc concentrates. The lead circuit will include rougher flotation, rougher concentrate regrinding, and three stages of cleaner flotation. The zinc circuit will include rougher flotation, rougher concentrate regrinding, and two stages of cleaner flotation.
•The final lead and zinc concentrates will be thickened, filtered, and loaded onto trucks for shipment.
•The final flotation tailings will be thickened to recover and recycle process water. The thickened slurry will then be pumped to the TSF for deposition, with reclaimed water returned to the plant.
•Water recovered from tailings and concentrate dewatering will be recycled for reuse in the process. The plant water systems will include process/reclaim water, fresh/fire water, and potable water.
•Process reagents will be stored, prepared, and distributed on site. These include lime (CaO), zinc sulphate (ZnSO₄), sodium cyanide (NaCN), copper sulphate (CuSO₄), sodium isopropyl xanthate (SIPX), Aerophine 3418A, methyl isobutyl carbinol (MIBC), flocculant, and anti-scalant.
•Air compressors and receivers will supply compressed air for process plant operations, maintenance activities, and laboratory services. Dedicated blowers will provide air to the flotation cells.
Figure 24-14: Simplified mineral processing flowsheet for the La Colorada Skarn Project
24.1.3.1Requirements for Energy, Water, and Process Materials
The processing facilities have an estimated power demand of 78 MW of total connected load, which equates to approximately 53 MW of peak demand.
Process water will be supplied from three sources: treated water from the underground mine dewatering circuit, water reclaimed from the dewatered tailings, and overflow from the lead and zinc concentrate thickeners.

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The reagents required for processing include lime, zinc sulphate, copper sulphate, xanthates, promoters, and frothers. These reagents will be delivered to the site as required from well-established regional suppliers.
Milling consumables, such as grinding media and relining materials, will also be delivered to the site as required from regional suppliers.
24.1.4Project Surface Infrastructure
The main facilities at the La Colorada Property currently consist of a 2,000 tpd sulphide flotation concentrator, a 400 tpd oxide plant, a production shaft, maintenance facilities, office facilities, and camp facilities.
As part of the transition to ore coming from the skarn deposit, most of the current site surface infrastructure will end up not suitable for the higher production rate and new processing facilities and new site surface infrastructure facilities will need to be developed closer to where the mined ore is hauled to the surface. Where existing assets are identified as being suitable for the new mine infrastructure area and project needs, some facilities will be moved to a new location and reused.
The following new major permanent surface facilities are required as part of the expansion:
•15,000 tpd sulphide flotation processing plant, including concentrate handling and loading facilities.
•The new processing facilities will be designed to treat both the existing vein mine material and the new skarn mine material, which will be combined underground and hauled to the surface at a nominal annual production rate of 5,475,000 tpa (15,000 tpd).
•An overland conveyor system from the East Shaft to the processing plant stockpile area for reclaim and processing.
•New roads. The site access and internal roads system would be revised.
•New power line and substations. The power required for the new process plant, additional hauling shaft and ventilation will necessitate routing a new powerline to site. The new powerline will deliver power to a new substation closer to the new processing and new site surface infrastructure areas.
•Camp facilities for both construction and operations. The existing facilities are undersized and many of the units are considered older construction. The new camp will allow the site to phase out the existing older facilities, in addition to accommodating the construction needs and increased workforce for the higher throughput underground.
•New office buildings closer to the entrance to the new mine decline.
•New mobile maintenance and warehouse buildings. The strategy for the underground fleet is to only service the equipment underground and complete major re-builds using the surface facilities. This strategy reduces the costs of the underground facilities by making them smaller and more efficient.
•New TSF called Dam No. 8, which will be closer to the new processing facility.
•Water treatment facilities.
•Communication systems.

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E 3000
E 4000
E 5000
N
SKARN MINING ZONE
EXISTING GUADALUPE SHAFT
EXISTING BATCH PLANT
EXISTING BEATTY MAIN SHAFT
EXISTING WATER TREATMENT PLANT & MINE ACCESS PORTAL
EAST VENT SHAFT
EAST PRODUCTION SHAFT
EXISTING MAIN ACCOMMODATION & OFFICE
N 5000
N 5000
EXISTING PROCESSING FACILITIES
EXISTING ACCESS ROAD
CONVEYOR TO STOCKPILE
PASTE PLANT
TIE-IN TO EXISTING ACCESS ROAD
SOUTH VENT SHAFT
ACCESS ROAD
PERMANENT/CONSTRUCTION CAMP
TRUCKSHOP
CAMP ACCESS ROAD
PROCESSING PLANT
N 4000
N 4000
EXISTING TSF #6
HAUL ROAD TO TRUCK SHOP
WASTE ROCK STOCKPILE
EXISTING TSF #7
N 3000
N 3000
TFS #8
EAST WATER DAM
N 2000
N 2000
SKARN SURFACE FACILITIES
(MINE GRID COORDINATE SYSTEM)
0
250
500
DAM #8
E 3000
E 4000

Figure 24-15: Surface operations site access and layout

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24.1.4.1Site Access
The site is serviced by a two-lane partially paved/gravel road, which provides access to the area northeast of the current vein mine operations. To access the new site area shown in Figure 24-15, the existing access road would be upgraded and extended through the existing mine infrastructure area using some of the underground waste rock as construction material.
The existing road to the La Colorada Property links with paved local roads and state and federal highways. Various upgrades will be further developed in the next phase of work to facilitate the higher volumes of traffic required for construction and concentrate haulage. Most of the road traffic will travel between the regional communities for the workers, in addition to the ports on the west coast.
The existing security gate will be upgraded to manage the increased volumes. This building is located as the first point where the public road connection enters the site. The site security offices allow access to the administration area and manage the parking area for the operators to store their vehicles during shift rotations.
24.1.4.2On-Site Access Roads
Concentrate from the La Colorada Skarn Project will be trucked to smelters and warehouses within Mexico using the local road and highway network. The majority of the concentrate will be exported through regional ports such as Manzanillo, Mazatlan, and Altamira.
The concentrate haul trucks will access the site using the main access road, which will connect to internal roads on the existing site that will allow the drivers to reach the new plant and loadout area.
On-site road maintenance will typically consist of grading, watering, compacting, and application of gravel and signage. No road sealing is planned in the immediate vicinity of the La Colorada Property. Local road maintenance will be the responsibility of the respective government authorities.
24.1.4.3Electrical Power Line and Substation
Based on a preliminary study conducted by M3 Engineering in 2023, a new 230 kV transmission line and onsite power substation will be installed to provide adequate power for the La Colorada Skarn Project. This power line will run from the main grid connections within 40-50 km from site to a new onsite switch yard. The onsite switch yard will transform the voltage to a nominal distribution voltage of 13.8 kV for radial distribution to the new facilities on the surface and underground mining areas.
In the next steps of development, the associated easements, substations, and other engineering works are likely to take several years to finalize and will need to be completed prior to construction. Early execution of the power line project is necessary because it is a critical path item for the construction schedule.
24.1.4.4IT and Site Communications
The site communications will be expanded for the new site layout and increased underground mine production. A new fibre connection will be routed to site with the new power line. Power will then be distributed around site using the power reticulation system, which will include combinations of microwave links, fibre optic, and mobile 5G networks. The bandwidth will need to be sufficient to enable voice, data and video transmission with minimal lag/latency between the La

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Colorada Skarn Project and the site operations center, in addition to potentially connecting to off-site centres in Durango or other Mexican cities.
The fibre optic lines will be run radially around the site in conjunction with the new power infrastructure that will be installed. This will include routing of fibre to the underground areas along the new access decline to establish a new communication system underground in all mining areas.
To help with future planning of the operations, the communications system will be designed to allow for future development options that will facilitate remote operation of the underground equipment from dedicated surface operations centres.
24.1.4.5Main Office and Operations Centre
Located close to the new mine access portals will be the mine workshop, surface operations building and main offices, which also include a new medical centre, training room, and associated facilities. The new mine operations centre would accommodate technical services, operations, and other administrative personnel. Figure 24-16 presents the floor plan for the surface operations building.

0
11 m
N
EXISTING ADMIN BUILDING
WINDOWS 3'-0"(W) x 2'-0"(H) @ 20'-0 INTERVALS.
BREEZE WAY TO ADMIN BUILDING
CUBICAL OFFICE
OFFICE
CORRIDOR
UNIV. WASH.
STORAGE
MECH / ELEC
KITCHEN
CONFERENCE ROOM / EMERGENCY MANAGEMENT MEETING ROOM
RAMP
DN
REMOVABLE HANDRAILS
EQUIPMENT DOOR (TYP)
LOCKER ROOM
ENTRANCE
BOOT ROOM
SUPERINTENDENT
SUPERVISOR
TREADMILL/BIKE
DOOR WITH AIRLOCK
KITCHENETTE
MEN'S WASHROOM
JANITOR
UNIV. WASH
WOMEN'S WASHROOM
MEETING ROOM
MECH/ELEC ROOM
DATA/UPS ROOM
OPERATION CONTROL ROOM
OPERATOR
EQUIPMENT/OPERATORS OPERATION ROOM
TELECOM/IT/SERVER ROOM
EQUIPMENT DOOR
REMOVABLE HANDRAILS
MAIN FLOOR PLAN

Figure 24-16: Surface operations building floor plan

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24.1.4.6Warehouse and Maintenance Shop
The new on-surface warehouse and maintenance shop will be sized to provide capacity for overhaul and major repairs of the underground equipment. It will be located close to the mine access portals. Routine maintenance and breakdown repairs will be completed at strategically located underground workshops, which will allow these facilities to be smaller and more efficient. The optimal location(s) for the underground workshops will be determined in future studies. The new warehouse will be located adjacent to the mine workshops, with the access point for deliveries separated from the active maintenance and milling areas to minimize risk to delivery operators and enhance security.
Fabric/canvas-style roofed domes installed on top of sea containers will form additional work and warehouse spaces for items and tasks that are not affected by seasonal rain. The following applications are typical for these structures: tire change bay, wash-down bays, welding and fabrication areas, drive-through service lanes, and storage of supplies and consumables.
24.1.4.7Camp and Other Facilities
Given the relatively remote location, a camp facility will be required to house a portion of the workforce. The existing camp units and construction camp facilities, where identified as being in good condition, will be kept. Various upgrades are planned for these assets. A new 1,000 person camp will be installed closer to the access to the underground mine and new site infrastructure area. The new camp will be used for the initial construction period and will then be used to provide additional facilities for the expected increase in operations personnel.
The site operations team is made up of a number of site workers who live off-site in local communities and are bussed in and out daily, and workers who are regionally located within a few hours from site. These regional workers are bused from collection points to site for rotation rosters of 7 to 10 working days and stay in the camp facilities for the existing vein mine operations.
The timing of the new camp and careful management of the existing camp will be matched with the construction needs for the site facilities and the timing needs for the underground mine development.
During the next phases of study, a more detailed site personnel histogram will be established for the construction, mine development, and mine operations needs to determine the phased timing of the camp.
24.1.4.8ROM Coarse Feed Stockpile
The ROM material is primary crushed underground. The mineralised material is then transferred to the new eastern hauling shaft that bring the mineralised material to the surface. The hauling shaft will transfer mineralised material onto an overland conveyor, which is approximately 4 km long and feeds the new coarse material stockpile. The stockpile will also have a “dead” capacity to enable stockpiling in the event of underground shutdowns or issues with the underground crushers or conveyors.
The new coarse mineralised material stockpile will be covered with a geodesic dome structure and is sized for a capacity of 50,000 t, which facilitates approximately three to four days of interruption underground before the processing plant needs to be shut down.

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24.1.4.9Site Infrastructure Utilities
The upgraded site layout will include the following new and expanded facilities:
•Air compressor stations at the mine workshops, processing plant, and underground mine facilities
•A revised water treatment plant located close to the mine portals that receives water from the underground dewatering system. The plant produces cleaned water for the site infrastructure and processing facilities. It also provides a cleaned water feed to a potable water treatment plant. The site is expected to maintain a water balance that is in closed circuit between the dewatered mining areas and the processing and surface infrastructure needs.
•A new potable water treatment plant that produces water for the camp and general domestic needs for operations.
24.1.4.10Hoist Buildings and Ventilation System
The mineralised material would be hauled to the surface with a hoisting shaft. Mineralised material from the new shaft would be conveyed overland to the processing plant stockpile area for reclaim and processing.
The new hauling shaft would have buildings to house the drive motors, ore hauling skips, and personnel cages for access into the mine areas.
New ventilation fans and exhaust shafts will be located within the skarn orebody footprints and would intake or exhaust air on the surface. The new ventilation systems will be progressively installed with the staged expansion of the mine.
A new refrigeration plant will be installed close to the east shaft that will cool the air in the deeper underground mine areas.
24.1.4.11Hydrocarbon Storage
A new storage facility for fuel, oils, and other hydrocarbons will be established on site to supply surface and underground equipment.
The new hydrocarbon facility will hold approximately 50,000 litres of diesel and 10,000 litres of petrol in double-walled fuel tanks, which will contain spillage in the event of tank leakage or failure. A fuel-dispensing area for light vehicles and light trucks will be installed with a card management system for tracking usage.
Fuel will be brought to site using contractors to deliver fuel to these facilities.
24.1.4.12Water Management Infrastructure
The drainage and water management on surface will require that all built infrastructure be designed with minimized surface runoff distances. An overall erosion and sediment management plan will be established in future studies.
Water pumped from underground will be stored temporarily in surface cooling ponds before treatment and eventual discharge. The location of the ponds will be determined in a PFS once the flow rates and volumes of water from the mine are estimated. The current conceptual dewatering rates peak at approximately 300 L/s in Year 4 of decline and mine development. Suitably sized catch basins designed specifically to manage surface contact water will be constructed around the tailings facilities.
24.1.4.13Tailings Management
Beginning in 2027 through the construction of the new plant, tailings from the vein mine and existing plant will continue to be deposited in the existing TSF 6 and TSF 7 dams. Construction of the new TSF 8 dam will begin at the same time as

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construction of the skarn mine, and its completion is scheduled to coincide with the first production of material from the new processing plant. TSF 8 will be designed assuming a downstream slope of 2.5:1 (H:V) and placed downstream of the existing dams TSF 6 and TSF 7 as seen in Figure 24-17.
TSF 6 and TSF 7 will continue to be filled until they reach capacity, at which point TSF 8 will become the tailings facility on the property. Once TSF 6 and TSF 7 reach their end-of-life volumes, they will undergo a closure where the surface will be vegetated and stabilized into a long-term landform.
As tailings are deposited into TSF 8, the elevation of tailings will increase in the natural basin and it will be extended to the north, eventually buttressing the downstream slope of the existing TSF 7. In its final configuration, TSF 8 will cover TSF 7, as shown in Figure 24-18. All stages will allow for natural drainage through diversion channels along the east and west sides of the facilities.
The new TSF 8 design has the capacity to hold all tails produced from the La Colorada Skarn Project and is located within Pan American’s land holding areas.

EJIDO SAN JUAN DE LA TAPIA
EAST WATER DAM ELEV. 2317m
N
SUPERNATANT POND
EXISTING FACILITIES
1%
TSF No. 6
TSF No. 7
TAILINGS PLANT FROM WORLEY
TSF No.8 29 MT
1%
WATER POND
SUBSIDENCE BUFFER ZONE BOUNDARY
1%
DAM No.8 ELEV. 2317m
0
250
500 m

Plan View
Source: Pan American, 2026

Figure 24-17: La Colorada Skarn Project TSF 8 initial construction

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EJIDO SAN JUAN DE LA TAPIA
EAST WATER DAM
ELEV. 2351m
N
DAM No.6 BUTTRESS
ELEV. 2370m
SUPERNATANT POND
EXISTING FACILITIES
1%
TSF No. 6
TAILINGS PLANT FROM WORLEY
1%
SUBSIDENCE BUFFER ZONE BOUNDARY
1%
TSF No.8
110 MT
WATER POND
DAM No.8
ELEV. 2346m
0
250
500 m
PAN AMERICAN SILVER

Plan View
Source: Pan American, 2026

Figure 24-18: La Colorada Skarn Project TSF 8 final configuration
A network of drains will be incorporated as part of the construction design of the TSF foundation to manage potential seepage from the facilities or from natural superficial runoff and groundwater drainage. The foundation drains will consist of perforated corrugated polyethylene (CPe) pipes covered by clean drainage gravel and wrapped with a separator geotextile.
As a measure to protect the tailings from erosion, mitigate dust emission, and minimize geochemical mobility, a 1 m thick layer of protective rockfill will be placed on the outer slopes. After operations cease, the top surface will be regraded to promote stormwater runoff and will also be covered by a 1 m thick layer of protective rockfill. Once all tailings are covered with waste rock, topsoil can be added and the entire area revegetated to permanently close the resulting landform. Runoff will be directed to the natural drainages and if seepage continues after capping, the contact water ponds can be converted into passive treatment systems.
24.1.5Environmental Studies, Permitting, and Social or Community Impact
24.1.5.1Environmental Liabilities
There are no known significant environmental liabilities on or related to the La Colorada Property other than the existing vein mine. Demolition, closure, and reclamation of the existing vein mine infrastructure is covered in Section 20 of this technical report. The La Colorada Skarn Project assumes that the cost of demolition of existing vein mine infrastructure will be covered by salvage and scrap value. It is expected that the La Colorada Skarn Project will only be taxable for fixed

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greenhouse gas emissions sources under the Zacatecas Tax, similar to the existing vein mine (see Section 4 of this technical report for more details).
24.1.5.2Environmental and Land Use Permits
Pan American is conducting environmental baseline studies across the site for the La Colorada Skarn Project that build on the extensive environmental monitoring database and original baseline data collected for the existing vein mine. Ongoing baseline monitoring covers the expected areas of direct and indirect influence of the La Colorada Skarn Project.
Environmental permits were obtained for the Guadalupe ventilation shaft, twin decline ramps with associated ventilation shafts, waste storage areas, construction laydown areas, camp area, access roads, and water management ponds. In 2025 additional permits were obtained for twin decline ramps, ventilation shafts, waste storage areas, construction laydown areas, camp area, and access roads in the Encinos area of the site. This infrastructure would support both the vein mine and the exploration and early works for the La Colorada Skarn Project’s underground development. Permits are also in place for surface exploration, geotechnical, and hydrogeological drilling associated with the La Colorada Skarn Project.
Permitting activities will continue to advance in order to meet the project development schedule as designs for the mine, process plant, tailings storage facilities, waste storage areas, mine dewatering and effluent management facilities, roads, and power and water infrastructure for the La Colorada Skarn Project are confirmed. The La Colorada Skarn Project will require MIA, CUS, and water-related permits from federal agencies in Mexico, as well as minor associated permits. Technical studies and modelling continue to assess the potential water, air, soil, land-use, biodiversity, climate, transport, cultural heritage, socio-economic, and waste management impacts to support the permit process.
The overall permitting strategy will seek to manage potential environmental and social risks according to international best practice, including consultation with potentially affected stakeholders and communities of interest. While there is risk that construction and operating permits for the La Colorada Skarn Project could be delayed or not obtained, the skarn mine permitting processes are expected to benefit from the existing permits held for the vein mine, Pan American’s strong relationships with local communities, and its reputation in Zacatecas and Mexico as a responsible mining company.
24.1.5.3Environmental Management Systems
Since 2008, the existing vein mine has voluntarily participated in the Mexican Environmental Protection Authority’s “Clean Industry” program, which involves independent verification of compliance with all environmental permits and the implementation of good practice environmental management procedures and practices. Pan American plans to continue to participate in the program throughout the life of the La Colorada Skarn Project.
24.1.5.4Sustainability Management Systems
Pan American has implemented a management system at the La Colorada Property that covers health, safety, environment, and community through the TSM initiative developed by the MAC. This system aids in overseeing environmental and occupational health and safety policies as well as community relations. The La Colorada Skarn Project will maintain TSM systems and practices implemented at the vein mine (see Section 20 of this technical report).
24.1.5.5Social Performance Management Systems
Pan American completed social baseline studies and has social performance management systems in place for the existing vein mine. In addition, Pan American has existing formal relationships with communities in the direct area of influence of

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the vein mine as well as relationships with other stakeholders. Social performance and community relations at the vein mine are managed in line with MAC’s TSM initiative (Section 24.1.5.4).
The La Colorada Skarn Project will expand the direct area of influence to include additional communities and stakeholders. Water management, transportation, local hiring and local buying are expected to be key topics of interest for local communities and stakeholders. As part of permitting, land management and risk management, Pan American will engage with local communities and stakeholders to understand their interests and concerns and develop appropriate management strategies. Pan American is also reviewing the existing social performance management systems, conducting further baseline studies, and improving management plans for the La Colorada Skarn Project.
24.1.5.6Water Management
Mine dewatering and water management are expected to be important environmental topics for the La Colorada Skarn Project and mine expansion permitting processes. Water from mine dewatering is expected to exceed requirements for project process and potable water and it will be at a higher temperature than the vein mine dewatering, thus requiring additional water treatment and cooling infrastructure, which are included in the current conceptual project design.
Pan American continues to advance hydrogeological and geochemical studies to improve estimates of expected mine dewatering flows and water quality. These studies will inform refinements to dewatering and surface water management designs. Additional or modified water discharge permits may also be required as part of the permitting process.
24.1.5.7Mine Closure
A conceptual mine closure cost estimate for the La Colorada Skarn Project has been developed based on local regulations, international best practice, Pan American’s experience with mine closure at its other sites in Mexico, and according to the US State of Nevada’s approved SRCE methodology. The current undiscounted and uninflated estimate of site reclamation costs is approximately US $104 million. An integrated mine closure plan will be developed in future studies with the aim of optimizing closure and decommissioning costs between the vein mine and the La Colorada Skarn Project, in addition to ensuring appropriate management of environmental and social risks at the site in the long term.
24.1.6Capital and Operating Costs
24.1.6.1Capital Expenditures (CAPEX)
Capital estimates were prepared by various consultants and reviewed by Pan American. The sources of pricing for estimate the CAPEX/SUSEX estimate are outlined in Table 24-10.

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Table 24-10: Sources for initial CAPEX for the La Colorada Skarn Project

Initial CAPEX	Key Contributor
Surface Infrastructure	Surface Infrastructure on site and off site – Worley
Processing Plant	Process plant – Worley
Paste Backfill Plant	Paste plant – RMS
Initial TSF Works	Tailings – Newfields
Power	Power – Worley
Underground Access and Development	Hosting shafts – Merit Consultants International Mine development costs – Pan American
Mining Equipment	Mine equipment schedule and costs – Pan American
Dewatering	Underground dewatering – Piteau and Worley
Underground Infrastructure	Ventilation – BBE Mine underground infrastructure (crushing, dewatering, workshops, power reticulation) – Worley

The construction of the La Colorada Skarn Project will occur over a six-year period beginning in 2026 with the start of a decline from the 588-level to access the skarn mine. Shaft sinking of the east production and ventilation shafts begins in 2027 and are completed in early 2030 and late 2029, respectively. Following sinking of the first ventilation shaft, the second ventilation shaft begins sinking and is completed in mid-2031. Underground mining infrastructure is assumed to be installed as development of the skarn mine reaches a logical position, such as installing surface fans upon completion of the ventilation raise. The cost model for the skarn mine follows an owner-operator model, thus equipment is purchased, rebuilt, and disposed of based on a model of equipment capacities and assumed lifespans.
Construction of surface facilities generally begins in 2029, with prior geotechnical investigations, preliminary earthworks, and engineering and procurement of long lead items beginning as early as 2027. The processing plant, paste plant, surface infrastructure, tailings facility, and power upgrades are scheduled to be completed by 2031, ahead of production from the skarn mine in 2032.
The six-year initial mine access, development, construction, and commissioning period would require a capital outlay of US $1.95 billion. The ongoing sustaining capital is estimated at US $1.25 billion. The total capital estimated is US $3.2 billion. The initial CAPEX is summarized in Table 24-11 with the schedule outlined in Table 24-12.

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Table 24-11: Initial CAPEX for the La Colorada Skarn Project

Initial CAPEX	CAPEX (US$ Million)
Surface Infrastructure	135
Processing Plant	277
Paste Backfill Plant	66
Initial TSF Works	42
Power	34
Underground Access and Development	622
Mining Equipment	100
Dewatering	19
Underground Infrastructure	153
Subtotal Direct Costs	1,448
Indirect Costs	176
Subtotal Direct and Indirect Costs	1,625
Contingency	323
Total	1,947

Table 24-12: Initial capital expenditures schedule for the La Colorada Skarn Project

Year	CAPEX (US$ Million)
2026	91
2027	146
2028	277
2029	302
2030	616
2031	515
Total Initial Capital	1,947
The sustaining capital was estimated to cover the replacement of plant and equipment, underground development, underground equipment acquisition and replacement, expansions of tailings storage facilities, and ongoing dewatering, amongst other items. Table 24-13 presents the sustaining capital over the LOM.
The closure costs are US $104 million, which is an expenditure that will occur at the end of the LOM.

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Table 24-13: Sustaining capital LOM for the La Colorada Skarn Project

Category	CAPEX (US$ Million)
Surface Infrastructure	0
Processing Plant	0
Initial TSF Works	152
Power	0
Total Surface	152
Underground Access and Development	254
Mining Equipment	574
Paste Backfill Distribution System	20
Dewatering	32
Underground Infrastructure	102
Total Underground	982
Total Sustaining Capital	1,134
The basis of the capital and sustaining cost estimates includes the following make up:
Site Surface Infrastructure
The capital estimate for the surface infrastructure was prepared by Worley (2026) to an AACE Class-5 level of accuracy. The estimate is based on a combination of priced mechanical equipment, building layouts developed with pricing, site earthworks designs for road and platforms estimated from quantities using material-take-offs, and overall factored costs for general construction, where applicable. The La Colorada Skarn Project surface infrastructure scope considers US $211 million in capital during initial construction, which includes indirect costs, calculated as 25% of direct costs (including EPCM), and contingency of 25% on direct and indirect costs.
Processing Facilities
The capital estimate for the processing facilities includes the overland conveyor system from the shafts to the plant. It was prepared by Worley (2026) to an AACE Class-5 level of accuracy. The process scope was estimated by commodity (large bore piping, concrete and structural steel), with recent project unit rates applied, and a priced mechanical equipment list using budget quotes or recent mining project quotes. The overland conveyor was priced using material take-offs for steelwork, concrete, earthworks, and priced equipment, which were checked against source projects. The processing facilities scope for the La Colorada Skarn Project considers US $432 million in capital during initial construction, which includes indirect costs, calculated as 25% of direct costs (including EPCM), and contingency of 25% on direct and indirect costs.
Paste Backfill Plant
The capital estimate for the paste backfill plant was prepared by RMS (2026) to an AACE Class-5 level of accuracy. The estimate is based on a combination of priced mechanical equipment, first principles buildups for the underground distribution system, and factored costs for plant construction. The paste backfill plant includes US $99 million during initial

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construction and US $20 million in sustaining capital for expansion of the underground distribution system throughout the life of the La Colorada skarn mine.
Underground development of the skarn deposit includes a 25% design growth allowance on most capital development to account for elements that were not considered in the preliminary mine designs. No contingency was applied on development quantities from the La Colorada vein mine.
Tailings
The capital estimate for the tailings storage facility was prepared by NewFields (2026) and contemplates the construction of a new lined tailings dam, a tailings pipeline from the mill, and expansion of the facility over time. The estimate was prepared using a first principles approach for direct costs and includes indirect costs, calculated as 25% of direct cost and an average contingency of 37.5% on direct and indirect costs. The Skarn Project considers US $72 million in TSF capital during initial construction and a further US$ 152 million in sustaining capital over the whole-of-project.
The TSF will be progressively rehabilitated over the LOM; therefore, there will be no surface waste dumps at completion of mining. Closure costs are included in the surface infrastructure costs (in the TSF sustaining capital) and are also assumed to be offset by the salvage value at the end of the Project.
Power
The capital estimate for site power was prepared by Worley (2026). The electrical power reticulation equipment was priced from the utilities connection offsite to on site and general reticulation around the mine surface infrastructure, power, ventilation, tailings dam, and overland conveyor. The La Colorada Skarn Project power scope considers US $53 million in capital during initial construction, which includes indirect costs, calculated as 25% of direct costs (including EPCM), and contingency of 25% on direct and indirect costs.
Underground Access and Development
Underground development and access costs were estimated at US $710 million during La Colorada Skarn Project construction and US $254 million in sustaining capital for the whole-of-project. Costs include lateral and vertical development and the construction of two new ventilation shafts and a hoisting shaft. Vein mine development costs were estimated based on mine plan physicals and development unit costs from operating data, and are consistent with costs used in the vein mine reserve estimate as reported in Section 15. Preliminarily ventilation and refrigeration equipment requirements and sizing were estimated. Worley completed power reticulation and access roads material take- offs to support these estimates. Skarn mine development costs were estimated based on mine plan physicals and a combination of benchmarked development unit rates and other unit rates to account for loading, hauling, mine services, and supervision and control. Merit Consultants International (2026) developed the cost estimates and schedules for the mine shafts based on a combination of first principles estimates and scaling from similar projects.
Mining Equipment
Underground mining equipment was estimated at US $100 million during construction and US $574 million in sustaining capital for the whole-of-project. These costs are exclusively calculated for the skarn mine, as equipment acquisition and replacement costs are captured in a sustaining capital cost per tonne processed for the vein mine. Skarn mine equipment

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estimates were prepared by capacity planning based on equipment productivity benchmarks (AMC, 2026) for the primary fleet, auxiliary equipment ratios, and Pan American Silver’s experience operating at the vein mine. Equipment pricing was sourced from a combination of quotations, Cost Mine, and similar projects.
Dewatering
Dewatering entails the scope developed by Piteau (2026) to drain the skarn mine ahead of mining activities. Dewatering was estimated at US $30 million during construction of the skarn mine and US $32 million in sustaining capital over the whole-of-project. These estimates were prepared on a first principles cost buildup approach and include indirect costs, calculated as 25% of direct costs (including EPCM), and a contingency of 25% on direct and indirect costs.
Underground Infrastructure
Underground infrastructure encompasses the fixed plant items on surface and underground that directly supports underground mining of the skarn deposit and totals US $239 million during construction and US $102 million in sustaining capital. Items included within this category are underground crushing, pumping, communications, compressed air, primary ventilation, refrigeration, fuel storage, maintenance facilities, electrical workshops, warehouses, lunchrooms and amenities, mine safety stations, explosives storage, power reticulation substations, and other similar items. Underground infrastructure was estimated by Worley (2026) by scaling from similar projects. These costs are inclusive of an assumption of 25% indirect costs (including EPCM), calculated as a percentage of direct costs, and contingency of 25% on direct and indirect costs.
Overall Pricing Considerations
•EPCM and construction indirect costs were benchmarked from comparable projects. The estimate is generally supported by a 25% contingency allowance that reflects the Class 5 level of engineering completed for this level of study.
24.1.6.2Operating Expenditures (OPEX)
Operating cost estimates were prepared by various consultants and reviewed by Pan American. The sources for the cost estimates are outlined in Table 24-14.
Table 24-14: Sources for initial CAPEX for the La Colorada Skarn Project

Operating Costs	Key contributor
Mining	Mine and equipment costing – Pan American Paste plant – RMS
Process and Tailings	Tailings –Newfields Process plant – Worley Site surface infrastructure – Worley
G&A	Owner’s Costs – Pan American
The operating costs are estimated to total US $11.4 billion over the LOM, with an average unit cost of $70.38/t of mill feed. The operating cost includes the underground mining, haulage, processing, G&A, and concentrate transport, shipping and refining costs, which are summarized in Table 24-15.
The costs for smelting, refining, and other port charges are considered as revenue deductions and not included in the mine operating costs.

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Table 24-15: La Colorada Skarn Project LOM operating costs

Category	OPEX (US$ Million)	US$/t (Processed)
Mining	8,845	54.49
Process and Tailings	1,377	8.48
G&A	1,203	7.41
Total Operating Cost	11,425	70.38
Transport, Shipping, and Refining Cost	1,324	8.16
Some initial operating costs are incurred during the pre-production period are not included in the operating costs. As such, they are accounted for in the initial capital expenditures.
The assembled operating cost estimate has the following make up considerations:
Mining Cost
The average mining costs of US $54.49/t of mill feed include drilling, blasting, mucking, haulage, paste backfill, underground crushing and shaft hoisting, surface conveying to a plant stockpile, supervision, technical services, tails pumping, maintenance, ventilation, dewatering, and general mine services. Vein mine operating costs were the same as those presented in Section 21.2 of this report and are based on historical mining costs. The costs were benchmarked against other longhole stoping operations (AMC, 2026) and considered to be suitable for this level of study. Factors that could impact costs in the future are those that are sensitive to inflation or supply issues, which may include energy, steel, concrete, mobile plant, electronics and specialized labour, and maintenance personnel.
Processing Cost
The processing costs totals US $1,377 million over the LOM and average US $8.48/t of mill feed. The costing build up includes consumable costs based on testwork results for consumption rates; market rates for consumable unit costs; estimated power costs from the mechanical equipment lists using current tariff rates of US 11.5 cents/kilowatt hour; estimated labour for the processing from a developed organizational list broken down by shifts and benchmarked to the existing operations; and maintenance costs factored from the processing and infrastructure facilities using the costed mechanical equipment and building lists.
Processing costs are most sensitive to the cost of electrical power, consumables, and reagents. The processing costs are on-site costs only and do not cover the treatment costs for smelting, refining, or other port charges.
G&A Costs
The G&A costs will total US $1,203 million over the project life and average US $7.40/t of mill feed.
The G&A costs include site management, general administration, surface support and engineering, commercial and supply management, human resources, information technology, occupational health and safety, environment, security, camp costs, and travel. G&A costs were benchmarked from similar operations (AMC, 2025) and rationalized with Pan American Silver operating data. The G&A costs are considered suitable for this level of study. The principal risk to G&A costs in the future is fluctuations in the value of the Mexican peso.

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24.1.7Economic Analysis
24.1.7.1Metal Price Assumptions
The La Colorada Skarn Project economic analysis was completed at the following prices: US $45.00/oz of silver, US $2,800/t of zinc, and US $2,000/t of lead.
24.1.7.2Taxation and Royalties
Taxes and royalties will total US $4,031 million over the life of the La Colorada Skarn Project. The La Colorada Skarn Project is subject to governmental taxes, fees, and duties, including a SMD of 8.5% applied to taxable earnings before interest, inflation, taxes, depreciation, and amortization; and a deductible EMD of 1.0% that is applied to the sale of gold and silver. Additionally, a part of the La Colorada Skarn Project is subject to a net profit share agreement with a third party related to mining an adjacent concession.
Table 24-16: LOM taxes and royalties

Tax/Royalty	Tax and Royalty Costs (US$ Million)
Income Tax	2,508
Special Mining Duty	1,226
Extraordinary Mining Duty	104
Third Party Royalty	192
Total Taxes and Royalties	4,031
24.1.7.3La Colorada Skarn Project Economics
The existing vein mine will continue operating during the construction, commissioning and well into the operation of the La Colorada Skarn Project; however, its associated mineral reserves scheduled to be mined during the life-of-mine were excluded from this mine plan and from the incremental economics from the Revised PEA. The La Colorada Skarn Project generates an after-tax discounted cash flow using a 5% discount rate of US $2.6 billion. Table 24-17 summarizes the incremental financial results.

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Table 24-17: Economic analysis

Project Economics
Operating Costs
Mining costs (US$/tonne mined)	US $54.5
Processing costs (US$/tonne processed)	US $8.5
G&A costs (US$/tonne processed)	US $7.4
Cash cost per payable silver ounce (5 year average)[1]	US$ (26.34)
Cash cost per payable silver ounce (LOM)	US$ (15.89)
All-in sustaining cost per payable silver ounce (5 year average)	US$ (22.67)
All-in sustaining cost per payable silver ounce (LOM)	US$ (10.50)
Capital Costs
Initial capital in billions	US $1.9
Sustaining capital[2] in billions	US $1.2
Total capital expenditures (LOM) in billions	US $3.2
Economic Analysis[3]
Annual after-tax cash flow (5 year average) in millions	US $653
Cumulative after-tax cash flow in billions	US $7.1
NPV (After-tax) in billions	US $2.6
IRR (After-tax)	17%
Pay-back period (After-tax, undiscounted) in years	4
Notes:
1.Costs for the initial 5-year average include years 2034 to 2038, which follows the commissioning and ramp-up of the new processing facility.
2.Sustaining capital includes capital leases.
3.Assumes metal prices of US $45.00 per ounce of silver, US $2,800 per tonne of zinc, and US $2,000 per tonne of lead.

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Table 24-18: La Colorada Skarn Project LOM cash flow

Metric	Unit	LOM Total	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050	2051	2052	2053	2054	2055	2056	2057	2058-2070
Development Metre (Lateral)	km	409.6	2.5	4.5	2.7	3.6	8.0	17.3	20.8	21.4	23.7	20.2	17.4	15.5	17.8	28.3	29.8	18.1	9.5	9.4	9.2	9.0	9.0	9.1	9.7	9.7	9.3	9.1	9.0	9.0	9.0	9.1	9.0	9.3	10.6
Development Metre (Vertical)	km	14.2	0.5	1.0	1.3	1.2	0.7	0.7	1.4	0.6	0.4	0.2	0.5	0.4	0.9	1.1	1.0	0.4	0.0	0.0	-	0.0	0.2	-	-	-	0.1	0.6	0.1	0.1	0.2	0.1	0.0	0.1	0.3
Processing
Total Tonnes Processed	Mt	162.3	-	0.0	0.0	0.0	0.1	0.1	1.5	3.8	5.3	5.1	5.0	5.1	5.1	5.2	5.3	5.3	5.4	5.4	5.2	5.4	5.3	5.4	5.1	5.0	4.9	4.9	4.9	4.8	4.8	4.9	4.8	4.8	34.1
Silver Grade	g/t	58.5	-	276.7	475.4	369.8	366.6	680.4	113.1	90.1	93.2	96.8	117.5	108.7	100.7	72.9	60.5	66.6	61.8	65.6	63.8	66.2	61.5	55.9	44.7	42.0	50.9	48.1	43.9	37.9	31.7	36.7	34.0	35.0	33.9
Zinc Grade	%	3.68	-	1.52	2.19	2.76	2.18	2.28	4.31	4.85	5.02	4.79	5.12	4.83	5.05	4.61	3.99	3.75	3.39	3.35	3.22	3.32	3.48	3.41	3.50	3.66	3.26	3.13	3.68	3.66	2.94	2.99	3.19	3.24	3.15
Lead Grade	%	1.79	-	0.86	1.25	1.43	1.19	1.08	1.99	2.71	3.20	3.13	3.52	3.16	3.20	2.33	2.01	1.72	1.59	1.61	1.46	1.53	1.45	1.24	0.92	0.90	0.92	1.40	1.72	1.71	1.40	1.48	1.41	1.44	1.42
Silver Recovery	%	89.7	-	93.83	93.83	93.83	93.83	93.83	93.21	91.83	92.03	92.26	93.44	92.97	92.50	90.53	89.39	89.98	89.53	89.88	89.71	89.95	89.49	88.91	87.55	87.17	88.34	88.00	87.43	86.53	85.44	86.34	85.87	86.06	85.83
Zinc Recovery	%	93.4	-	82.52	82.52	82.52	82.52	82.52	93.71	93.93	93.99	93.91	94.03	93.92	94.00	93.83	93.56	93.45	93.26	93.24	93.16	93.22	93.31	93.27	93.32	93.41	93.19	93.12	93.41	93.40	93.00	93.03	93.15	93.18	93.12
Lead Recovery	%	87.7	-	88.55	88.55	88.55	88.55	88.55	87.89	89.40	90.23	90.12	90.69	90.17	90.24	88.67	87.94	87.19	86.78	86.86	86.36	86.61	86.32	85.55	84.10	83.97	84.07	86.17	87.19	87.14	86.15	86.44	86.21	86.30	86.20
Zinc Concentrate Produced	kt	9,449	-	1	1	2	2	3	105	296	422	392	408	395	412	382	334	318	291	286	266	281	291	290	285	292	253	240	283	280	225	229	243	247	1,695
Lead Concentrate Produced	kt	4,170	-	1	1	1	1	2	44	152	250	237	261	240	243	177	153	132	123	124	108	117	108	93	65	62	62	96	120	118	96	102	96	98	686
Silver Produced	Moz	273.7	-	0.3	0.3	0.5	0.6	1.8	5.2	10.2	14.6	14.7	17.6	16.7	15.3	11.1	9.2	10.3	9.7	10.2	9.6	10.3	9.4	8.6	6.5	5.9	7.1	6.6	6.0	5.1	4.2	4.9	4.5	4.7	32.0
Zinc Produced	kt	5,574.6	-	0.5	0.4	0.9	1.0	1.7	62.1	174.4	249.1	231.1	240.5	233.0	243.2	225.6	197.0	187.4	172.0	168.7	157.0	165.9	171.7	170.8	168.1	172.3	149.3	141.9	167.0	165.0	132.5	135.3	143.5	145.7	1,000.1
Lead Produced	kt	2,542.4	-	0.3	0.3	0.5	0.6	0.8	26.9	92.6	152.4	144.8	159.2	146.6	148.0	107.9	93.3	80.3	74.9	75.7	65.9	71.2	66.0	56.9	39.9	37.9	37.8	58.7	73.1	71.9	58.3	62.2	58.8	60.1	418.8
Payable Production
Silver	Moz	231.9	-	0.3	0.3	0.4	0.6	1.7	4.6	8.7	12.5	12.7	15.3	14.5	13.2	9.3	7.7	8.8	8.2	8.8	8.3	8.8	8.0	7.3	5.3	4.9	6.0	5.6	4.9	4.2	3.4	4.0	3.7	3.8	26.1
Zinc	kt	4,738	-	0.4	0.4	0.8	0.8	1.4	52.8	148.2	211.7	196.4	204.4	198.0	206.7	191.8	167.4	159.3	146.2	143.4	133.4	141.0	146.0	145.2	142.9	146.4	126.9	120.6	141.9	140.3	112.6	115.0	121.9	123.9	850.1
Lead	kt	2,415	-	0.3	0.2	0.5	0.5	0.8	25.5	88.0	144.8	137.5	151.3	139.3	140.6	102.5	88.6	76.3	71.1	71.9	62.6	67.7	62.7	54.0	37.9	36.0	35.9	55.8	69.5	68.3	55.4	59.1	55.8	57.1	397.8
Project Gross Revenue From Sales	US$ M	$28,534	$-	$15	$16	$22	$29	$83	$404	$984	$1,444	$1,397	$1,564	$1,485	$1,454	$1,163	$993	$993	$923	$940	$871	$927	$893	$841	$716	$701	$696	$699	$758	$717	$581	$622	$619	$633	$4,352
Direct Selling Cost	US$ M	$(1,368)	$-	$(0)	$(0)	$(0)	$(0)	$(1)	$(16)	$(44)	$(64)	$(59)	$(63)	$(60)	$(62)	$(56)	$(48)	$(46)	$(42)	$(42)	$(39)	$(41)	$(42)	$(41)	$(39)	$(40)	$(35)	$(34)	$(40)	$(40)	$(32)	$(33)	$(34)	$(35)	$(239)
Net Revenue From Sales	US$ M	$27,167	$-	$15	$16	$22	$28	$82	$388	$940	$1,381	$1,337	$1,501	$1,425	$1,391	$1,107	$945	$947	$880	$898	$832	$886	$851	$800	$677	$661	$661	$665	$717	$677	$549	$590	$585	$598	$4,113
Mining Cost	US$ M	$(8,845)	$-	$(4)	$(3)	$(5)	$(8)	$(12)	$(141)	$(251)	$(289)	$(275)	$(273)	$(278)	$(276)	$(305)	$(325)	$(297)	$(286)	$(281)	$(271)	$(278)	$(276)	$(277)	$(261)	$(255)	$(246)	$(256)	$(257)	$(255)	$(251)	$(255)	$(254)	$(253)	$(1,889)
Processing Cost	US$ M	$(1,377)	$-	$(1)	$(1)	$(1)	$(1)	$(2)	$(17)	$(34)	$(44)	$(43)	$(41)	$(43)	$(43)	$(43)	$(44)	$(44)	$(45)	$(44)	$(44)	$(44)	$(44)	$(44)	$(43)	$(42)	$(41)	$(41)	$(41)	$(41)	$(41)	$(41)	$(41)	$(41)	$(300)
G&A Cost	US$ M	$(1,203)	$-	$(1)	$(1)	$(1)	$(2)	$(3)	$(17)	$(33)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(35)	$(306)
Product Transport Cost	US$ M	$(1,324)	$-	$(0)	$(0)	$(0)	$(0)	$(1)	$(14)	$(44)	$(66)	$(62)	$(66)	$(63)	$(65)	$(55)	$(47)	$(44)	$(40)	$(40)	$(36)	$(39)	$(38)	$(37)	$(33)	$(33)	$(30)	$(33)	$(39)	$(39)	$(31)	$(32)	$(33)	$(33)	$(230)
Total Operating Cost	US$ M	$(12,749)	$-	$(6)	$(5)	$(8)	$(11)	$(17)	$(189)	$(362)	$(435)	$(415)	$(416)	$(419)	$(418)	$(438)	$(451)	$(420)	$(405)	$(400)	$(386)	$(395)	$(394)	$(393)	$(372)	$(365)	$(352)	$(364)	$(372)	$(369)	$(358)	$(363)	$(362)	$(362)	$(2,726)
Royalties	US$ M	$(296)	$-	$(0)	$(3)	$(3)	$(7)	$(32)	$(20)	$(10)	$(22)	$(13)	$(11)	$(16)	$(6)	$(14)	$(6)	$(19)	$(9)	$(7)	$(17)	$(19)	$(21)	$(7)	$(4)	$(2)	$(3)	$(3)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(12)
Sustaining Capital	US$ M	$(1,250)	$-	$(1)	$(0)	$(1)	$(1)	$(1)	$(81)	$(47)	$(52)	$(42)	$(52)	$(50)	$(54)	$(69)	$(59)	$(48)	$(48)	$(31)	$(32)	$(40)	$(32)	$(38)	$(45)	$(54)	$(54)	$(25)	$(21)	$(20)	$(25)	$(11)	$(16)	$(47)	$(154)
Initial Capital	US$ M	$(1,947)	$(91)	$(146)	$(277)	$(302)	$(616)	$(515)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Working Capital And Reclamation Expenditures	US$ M	$(114)	$8	$(3)	$7	$(9)	$26	$(86)	$(62)	$45	$(15)	$3	$(7)	$2	$1	$8	$6	$3	$3	$2	$4	$(3)	$2	$2	$3	$(1)	$(1)	$5	$1	$2	$4	$15	$0	$(6)	$(73)
Income Tax Paid	US$ M	$(3,734)	$-	$-	$(3)	$(2)	$(1)	$(1)	$(5)	$(21)	$(140)	$(286)	$(274)	$(336)	$(298)	$(287)	$(166)	$(106)	$(118)	$(97)	$(106)	$(97)	$(113)	$(102)	$(102)	$(66)	$(66)	$(80)	$(77)	$(94)	$(81)	$(39)	$(56)	$(60)	$(450)
Net After Tax Cash Flow	US$ M	$7,075	$(83)	$(142)	$(265)	$(302)	$(581)	$(572)	$31	$544	$718	$583	$741	$607	$616	$306	$270	$358	$303	$365	$295	$332	$294	$262	$156	$171	$185	$198	$246	$194	$87	$190	$149	$121	$698
NPV 5%	US$ M	$2,554
IRR	%	17

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24.1.7.4Sensitivity Analysis
Table 24-19 and Table 24-20 provide La Colorada Skarn Project economic sensitivities for NPV (5%) and IRR at various silver and zinc prices.
Table 24-19: NPV (after-tax) sensitivity of La Colorada Skarn Project at 5% discount rate

NPV (5%) (After-tax) (US$ billion)		Ag prices (US$/oz)
		30	45	60	75
Zn prices (US$/t)	2,200	0.9	1.8	2.8	3.7
	2,500	1.2	2.2	3.1	4.1
	2,800	1.6	2.6	3.5	4.5
	3,100	2	2.9	3.9	4.8
	3,400	2.3	3.3	4.2	5.2
Table 24-20: IRR (after-tax) sensitivity of La Colorada Skarn Project

IRR (After-tax) (%)		Ag prices (US$/oz)
		30	45	60	75
Zn prices (US$/t)	2,200	10	14	18	21
	2,500	12	16	19	22
	2,800	13	17	20	22
	3,100	14	18	21	24
	3,400	16	19	22	25
Table 24-21 provides La Colorada Skarn Project economic sensitivities for NPV (5%) and IRR for variations in CAPEX and OPEX.
Table 24-21: NPV (after-tax) (5%) and IRR sensitivity of La Colorada Skarn Project to operating costs and capital expenditures

Sensitivity to Operating Costs and Capital Expenditures	Percentage Change
	-20%	-10%	0%	10%	20%
Operating Costs
IRR	18%	18%	17%	16%	15%
NPV (5% discount rate) ($ billion)	3.1	2.8	2.6	2.3	2.0
Total Capital Expenditures
IRR	21%	19%	17%	15%	14%
NPV (5% discount rate) ($ billion)	3.0	2.8	2.6	2.3	2.1

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24.1.8La Colorada Skarn Project Enhancement Opportunities
24.1.8.1Geological Model and Mineral Resource Estimation
The current geological model and resource estimation is based on drilling cut-off in May 2024. There is new infill drilling, refined geological understanding and updated geological models that can be included in a resource model update. A new structural model is also being developed that will help with geotechnical modelling, hydrogeological modelling, dewatering studies, and improve estimates for dewatering costs.
Some mineral resources were not incorporated into the current strategic plan for the vein mine, as the mining sequence were not optimized to prioritize the earlier extraction of higher-grade material to improve overall project economics. In addition, mineral resources for which infrastructure and development requirements for access is not supported at this stage of the project, were excluded from the strategic mine plan.
In addition to results from ongoing drilling, mine design and sequencing will continue to be refined during the pre-feasibility study stage of the La Colorada Skarn Project, which may support inclusion of additional mineral inventory into the project’s LOM plan.
24.1.8.2Mining
Longhole stoping with paste backfill was selected as the preferred mining method for extracting mineral resources from the skarn deposit, prioritizing lower initial capital requirements, reduced geotechnical risk, and preserving existing infrastructure. There are approximately 7.7 million tonnes of vein mineral resources not currently included in the vein mine mineral reserves that are expected to be mined and contribute to the overall La Colorada Skarn Project economics. Considering the recent exploration success in the eastern portion of the property, there is potential to further extend both the vein and skarn mining production as additional mineral resources are defined.
As exploration drilling continues to intersect additional mineralization outside of the current mineral resource models, a long-term option exists for a future mine expansion that considers a change of mining method to a cave mining method to include lower grade skarn mineralization.
The new infrastructure to access the skarn deposit is expected to provide improved access, ventilation and materials handling to the eastern portion of the vein mine and may create further opportunities to expand vein mine production and higher silver grades. These opportunities will be further evaluated as part of a pre-feasibility study for the La Colorada Skarn Project.
Opportunities exist to increase the mineable inventory of the skarn deposit by investigating recovering some 18 Mt of above cut-off material that was foregone during early production years to improve head grades. Cost saving opportunities to be studied further include optimizing the material handling system to lower operating costs, increasing sublevel spacing to minimize required development, and optimizing the ventilation balance between airflow and cooling for heat removal in the skarn mine.
There is an opportunity to add 32 M contained ounces of silver to the production plan beginning in 2032 by scheduling a full 2 ktpd vein mine feed to the new plant.

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25.Interpretations and Conclusions
This section summarizes the main conclusions of the qualified persons and presents risks and opportunities for La Colorada.
25.1Geology, Exploration and Mineral Resources
Pan American conducts infill and near mine exploration drilling at the La Colorada vein mine to update the mineral resource and mineral reserve estimates on an annual basis following reviews of metal price trends, treatment and refining charge trends for base metal concentrates, operational performance and costs experienced in the previous year, and forecasts of production and costs over the LOM.
Ongoing exploration at the vein mine has significantly enhanced geological understanding, revealing that mineralization continues to expand and evolve with depth and along strike, particularly towards the northeast. Recent step-out and infill drilling has successfully extended high-grade silver and base metal mineralization along the NC2, Mariana, Cristina, and San Geronimo vein systems, as well as the newly discovered veins and contact-related replacement zones in the southeastern Candalaria area. These efforts have resulted in a notable increase in inferred mineral resources, with the mineralized systems remaining open laterally and at depth. The discovery of a new style of high-grade replacement mineralization at lithological contacts underscores the ongoing exploration potential within the concession boundaries. Collectively, these findings confirm the presence of multiple mineralization styles, robust resource growth, and substantial upside for further delineation and expansion of the La Colorada vein system.
The deep drilling and discovery of the skarn deposit in 2018 highlighted the potential extent of the hydrothermal system and identified an intrusive porphyry with anomalous concentrations of (Cu, Mo and Ag, metamorphic endoskarn and exoskarn mineralized zones. The limestone host rock for subsequent sulphide retrograde emplacement of zinc, in the form of sphalerite accompanied by galena, pyrite, chalcopyrite and minor magnetite. Sulphide textures vary from disseminated and patchy to semi massive and massive. The carbonate replacement style high grade mineralization is seen associated to the distal portions of the system. There appears to be multiple pulses of intrusions and differentiation as the system evolved over time.
The skarn mineralization is located between 700 m and 1,900 m below surface, extending 1,800 m in a NE-SW direction and 650 m in a NW-SE direction. Skarn geometry is dependent on the shape of the causative intrusion, the composition and orientation of the host stratigraphy, and the lithological contacts that generate permeability in the host rock. Skarn mineralization is well developed in the retrograde stages in skarn layers ranging from a few centimetres to tens and hundreds of metres thick.
Continued exploration and studies of the vein mine and the skarn deposit will increase the footprint and knowledge of the respective deposits. Further understanding of the transition between the skarn-CRD and intermediate sulphidation veins could identify vectors in the epithermal environment which could allow for the identification of future exploration targets.
Mineral resource estimates for the vein mine and skarn deposits have been prepared following the best practice guidelines of the CIM (2019). Best practices include use of appropriate drilling, sampling and assaying methods, rigorous data QAQC and database management procedures, three-dimensional geological modelling, exploratory data analysis,

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management of outlier grades, geostatistical grade estimation, resource confidence classification, resource model validation and where possible reconciliation of resource models to mine production and plant feed.
The vein mine and skarn deposit host significant mineral resource inventories that are not mineral reserves. Mining shapes and cutoff grades accounting for operating costs, metallurgical recoveries and selling costs for concentrates have been applied to ensure that mineral resource estimates have reasonable prospects for eventual economic extraction; however, there is a risk that additional infill drilling, geological modelling, changes in modifying factors result in some mineral resources not converting to mineral reserves.
The vein mine measured and indicated resources include 0.1 Mt at an average grade of 95 g/t Ag, and 0.17 g/t Au containing 0.2 Moz silver and 0.4 Koz of gold that are subject to a net profit share agreement with a third party. Inferred resources for the vein mine include 1.2 million tonnes at an average grade of 560 g/t Ag and 0.25 g/t Au containing 21.3 Moz of silver and 9.5 koz of gold that are subject to a net profit share agreement with a third party and recovery of these resources depends on the agreement being in good standing at the time of mining.
25.2Mining and Mineral Reserves for the Vein Mine
The current LOM plan for the vein mine demonstrates economic viability based on mineral reserves modifying factors. However, the LOM plan and reserve inventory is expected to evolve as ongoing infill drilling improves confidence in inferred mineral resources in the eastern portion of the mine, and resources and converted to reserves.
Vein mine operations are supported by established infrastructure, including underground workings, processing facilities, and tailings storage, which are considered adequate for current operations. The commissioning of the Guadalupe ventilation shaft has addressed previous ventilation constraints in the eastern portion of the Candelaria mine, resulting in improved airflow distribution and providing excess ventilation capacity to support ongoing operations and future development.
Operating cost estimates and economic evaluations for the vein mine indicate that, under the assumptions used in this report, the operation generates positive cash flow and supports the mineral reserve estimate. These results remain sensitive to changes in metal prices, operating costs, and other economic parameters, which may vary over time. Pan American is currently advancing an update to the mineral resource and mineral reserve estimates and LOM plan for the La Colorada vein mine, with completion targeted for mid-year 2026. This update is expected to incorporate drilling results obtained since mid-year 2025, ongoing resource expansion, and updated operating costs and metal price assumptions.
25.3Metallurgy and Mineral Processing
The metallurgical assumption used for the mineral resource and mineral reserve estimates for the La Colorada vein mine are based on operational plant performance and are confirmed by bench-scale testing of representative samples of the planned monthly mine feed. This work has confirmed that the optimum processing method is selective lead/zinc sulphide flotation for sulphide ore and cyanidation for oxide ore.
25.4La Colorada Skarn Project PEA
The Revised PEA has shown the skarn deposit to be potentially economic when mined using a longhole stoping method with paste backfill. This mining method allows prioritization and earlier extraction of higher-grade material to improve

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overall project economics. Bulk mining methods (such as sub-level caving and block caving) are not considered in this study; however, an option exists for future mine expansion considering a change of mining methods to a combination of block caving and sub-level caving to include lower grade mineralization of the skarn deposit that would not be mined using longhole stoping.
The Revised PEA considers continued mining and processing of the existing vein mine mineral reserves using the current mine facilities and infrastructure while developing access to the newly discovered high-grade silver veins and replacement mineralization in the eastern part of the Candelaria mine as well as the higher-grade zones of the skarn mineralization. In parallel with the continued operation of the vein mine and existing process plant, the La Colorada Skarn Project includes an approximately 6-year capital development and construction timeline, followed by a two-year commissioning and ramp-up period. Total initial capital is estimated at US $1.95 billion.
The Revised PEA contemplates the development of a decline from the existing 588 level to access the skarn deposit. Preparatory work related to the decline is anticipated to begin in 2026. Sinking of ventilation and productions shafts would be commenced shortly after starting the decline, and would provide access, hoisting capacity and ventilation to the skarn deposit and the newly discovered veins and will eventually connect with the decline being developed from the 588 level.
Approximately 155 million tonnes of skarn deposit mineral resources are expected to be mined using a primary-secondary longhole stoping sequence to sustain an average mining rate of approximately 13,000 tpd over a 37-year operating period following completion and commissioning of the new processing facilities. Mined-out stopes will be backfilled with paste fill to maintain stability, allow safe extraction of adjacent stopes and maximize mining recovery. The existing vein mine is expected to continue operating at approximately 2 ktpd for the first 17 years, and then gradually decline with depletion expected around Year 20 after the skarn mine and new mill is constructed and commissioned. There are approximately 7.7 million tonnes of vein mine mineral resources not currently included in the vein mine mineral reserves that are expected to be mined and contribute to the overall incremental project economics. Considering the recent exploration success in the eastern portion of the La Colorada Property, there is potential to further extend both the vein mine and skarn deposit production as additional mineral resources are defined.
As development of the underground mine progresses, the construction of a new 15,000 tpd conventional selective flotation plant would be timed to match the expected initial production from the La Colorada Skarn Project. The new process plant is expected to process all the production from the La Colorada Property after commissioning in 2032, comingling vein (2,000 tpd) and high-grade skarn mineralization (13,000 tpd).
The Revised PEA uses the most recent mineral resource model for the skarn deposit which is based on drilling completed up to May 2024. Mineral resources used for the Revised PEA differ from the total SLC inventory reported in Section 14. The Revised PEA considers a high-grade subset of the SLC resource to be mined using a more selective longhole stoping mining method. An option exists for a future phase of mine expansion to extract more of the resource through cave mining methods which may become more attractive should additional resources added through exploration or from higher zinc prices. The mineral resource estimate for the skarn deposit presented in Section 14 reflects that eventual extraction potential. The skarn deposit mineral resource estimate does not include material on adjacent third-party properties and is not subject to a net profit share agreement.

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There are no mineral reserves reported for the skarn deposit at this time, as the current level of studies are not at a sufficient level to support mineral reserve estimations. Additional, more detailed engineering will be required prior to the declaration of mineral reserves for the skarn deposit. The skarn LOM plans developed are at a suitable level of detail for a PEA study. The designs and schedules have enabled various trade-off studies and scenarios to be analysed to ensure realistic and appropriate timings and rates were used. The design and schedule scenarios tested the practicality of the mining sequences, production rates, development rates, and highlight the risks and opportunities in areas such as materials handling and ventilation.
Opportunities exist to increase the mineable inventory of the skarn deposit by adding back potentially economic material that was foregone during early production years to improve head grades. Cost saving opportunities to be studied further include optimizing the material handling system to lower operating costs, increasing sublevel spacing to minimize required development, and optimizing the ventilation balance between airflow and cooling for heat removal from the mine. Notable risks include paste strength deterioration over time, mining induced seismicity, heat management and high dewatering requirements for the mine.
There is an opportunity to add 32 M contained ounces of silver to the production plan beginning in 2032 by including the full 2 ktpd vein mine feed to the new plant schedule.
Based on testwork conducted between 2019 and 2025, the La Colorada Skarn Project is expected to have very good metallurgical performance, producing high-grade zinc and lead concentrates with high metal recoveries. Test samples used in the work programs were representative of the mineralogy and grades of the La Colorada Skarn Project and the samples used were widely distributed across the mineralized body. Mineral processing of the mined material is based on conventional selective flotation, with no known issues identified in producing saleable concentrates. Zinc and lead concentrates will be the two concentrate products exported from site, containing payable zinc, lead and silver.
In addition, metallurgical testwork evaluating blended skarn and vein material confirms that the proposed flowsheet remains suitable under combined feed conditions. Tails will be stored in a conventional tailings storage facility adjacent to the processing plant and located entirely on the La Colorada Property.
Environmental and social monitoring programs at the current La Colorada vein mine provide sound baseline data that is being supplemented to cover the direct and indirect areas of influence of the La Colorada Skarn Project. The La Colorada Skarn Project will be permitted and developed in accordance with all governmental and regulatory requirements.
The capital and operating costs are adequate for a PEA level of study. Detailed estimates are required at the next stage of project development. The current inflationary climate with respect to costs and the strength of the Mexican Peso are risks and opportunities for the La Colorada Skarn Project. All costs and revenues for the Revised PEA in Section 24 are expressed in 2026 US dollars, unless expressly stated otherwise. A contingency level of 25% was applied to some areas of the estimate. Other areas, where direct quotes were received, had a lesser contingency applied. Given Pan American’s recent history of executing capital projects in Mexico in the past ten years (two mine shafts, one underground mine, one flotation plant, one agglomeration plant, one refrigeration plant) the capital estimate is considered reasonable for PEA purposes.

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The Revised PEA economic analysis for the La Colorada Skarn Project has estimated a positive cash flow, and a positive NPV (5%) of US $2.6 billion with an after tax IRR of 17%. This economic analysis excludes production from vein mine mineral reserves and uses long-term metal prices of US $45.00 per ounce of silver, US $2,800.00 per tonne of zinc, and US $2,000 per tonne of lead. At increased prices of US $75.00 per ounce of silver, US $3,400.00 per tonne of zinc, and US $2,000 per tonne of lead, the La Colorada Skarn Project after-tax NPV (5%) is US $5.2 billion and the after-tax IRR is 25%.
The Revised PEA includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. The modifying factors and other assumptions applied as part of the Revised PEA are preliminary in nature and may change as the project advances and further engineering is completed.
The results of the Revised PEA (see Section 24) in this technical report are subject to variations in future development and operational conditions including, but not limited to, the following:
•Assumptions related to commodity prices and foreign exchange rates.
•Unanticipated inflation of capital or operating costs.
•Significant changes in recovery or processing parameters.
•Geological and structural modelling and refinements to the resource modelling approach and estimation parameters.
•Geotechnical assumptions, stress, seismicity, inrush and cavability of the mining zones.
•Inventory dilution or loss and flow model calibration.
•Throughput and recovery rate assumptions.
•Changes in regulatory requirements and their interpretation by government authorities that may affect the development, operation, tails disposal or future closure plans.
•Changes in closure plan costs.
•Changes in permitting or approvals requirements.
•Changes in downstream treatment and smelter charges and costs.
•Criminal and organized crime activity in some regions of Mexico.
In the opinion of the qualified persons and considering the preliminary nature of the Revised PEA, there are no known or reasonably foreseen issues, risks or impediments that would prevent the La Colorada Skarn Project from advancing to a PFS once the mineral resources are further delineated and a new mineral resource model is prepared.

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26.Recommendations
Based on the information presented in this technical report, the qualified persons recommend the following action items.
26.1Geology, Exploration and Mineral Resource Estimation
Ongoing exploration drilling is essential for replenishing mineral resource and mineral reserves, as well as discovering new deposit. In 2026, Pan American intends to invest more than US $12 million in drilling approximately 53,000 m at both the vein mine and skarn deposit at the La Colorada Property. For the epithermal veins, drilling will target extensions east of the current underground vein mine, along with splay and down-dip extensions of established veins within the Estrella and Candelaria mines. Infill and exploration drilling on the skarn deposit will focus on the 903 mineralized zone and the area directly east of it, where recent exploration has indicated signs of skarn alteration.
Geological and resource models should be periodically updated to reflect ongoing drilling results, with corresponding updates to the LOM plan to incorporate changes in mineral inventory and operating assumptions. Ongoing reconciliation of resource models to mine production and mill feed and monitoring of mining performance are recommended to refine dilution, recovery, and cost assumptions, and to support the accuracy of mineral resource and mineral reserve estimates.
26.2Mining and Mineral Reserves
Ventilation performance associated with the Guadalupe ventilation shaft should continue to be monitored to ensure it can support both ongoing operations at the vein mine and the initial phase of development of the La Colorada Skarn Project concurrently.
26.3Metallurgy and Mineral Processing
Including Laboratory testing of metallurgical composites taken from drill intersections from areas in life of mine plan for the vein mine are recommended to be carried out on an ongoing basis.
26.4The La Colorada Skarn Project
The following work is proposed for a next stage of project development for the L Colorada Skarn Project:
•Completion of the current phase of infill drilling on the skarn deposit
•Development of an updated mineral resource model to support PFS mine design and mine planning and mineral resource estimate for the skarn deposit
•A geotechnical work program to support PFS mine design including:
•Development of a rock mass domain model
•Paste backfill strength degradation and alternative binder studies
•Stope geometry, pillar stability and ground support optimization studies while assessing the impacts of mining-induced stress and seismicity and refining the global stope mining sequence for the vein mine.
•Mining trade-off studies including evaluation of:
•Shaft versus decline conveyor for material handling
•Further refinement of mining method definition
•Evaluation of opportunities for automation and electrification
•Ventilation circuit optimization
•Optimization of location of key surface infrastructure

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•Review of how planned infrastructure, including materials handling systems, ventilation and dewatering, for the skarn mine could support an increased contribution of higher-grade vein material to the integrated mine plan.
•Metallurgical testwork and mineral processing trade-off studies for further flowsheet optimization including:
•Flotation testing of blends of vein mineral material and skarn deposit samples to assess variability
•Evaluation of potential opportunity to keep the existing 2 ktpd plant running in parallel with the new plant
•Evaluation of alternative comminution configurations
•Primary grind optimization
•Evaluation of alternative flotation cell technologies for the processing plant.
•Execution of a PFS on development of the skarn mine, process plant and surface infrastructure.

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27.References
ALS Metallurgy, 2020. Metallurgical Testing of Composites from the La Colorada Property, Pan American Silver Corp., KM6010, Report Revision 1. Unpublished Internal Report prepared by ALS Metallurgy. May 4, 2020.
ALS Metallurgy, 2021A. Metallurgical Testing of Skarn Mineralization from The La Colorada Property, Pan American Silver Corp., KM6151, Report. Unpublished Internal Report prepared by ALS Metallurgy. June 1, 2021.
ALS Metallurgy, 2021B. Metallurgical Testing of Vein and Skarn Mineralization Types from The La Colorada Property, Pan American Silver Corp., KM6365, Report Revision 1. Unpublished Internal Report prepared by ALS Metallurgy. September 30, 2021.
ALS Metallurgy, 2023. Metallurgical Testing of Additional Skarn Composites from The La Colorada Property, Pan American Silver Corp., KM6826, Report. Unpublished Internal Report prepared by ALS Metallurgy. May 11, 2023.
AMC, 2026. Pan American Silver La Colorada Benchmarking – Phase 1 PEA Benchmarking. Prepared by AMC. April 16, 2026.
BBE (Canada). 2023. La Colorada Skarn Project (Ref 23605) – Preliminary Economic Assessment (PEA) for ventilation and refrigeration. Prepared by BBE Consulting (Canada).
BBE (Canada). 2026. Final Report - Ventilation and Cooling Concept Study. February 2026.
Canadian Institute of Mining, Metallurgy and Petroleum (CIM). 2014. CIM Definition Standards for Mineral Resources & Mineral Reserves. Document available at mrmr.cim.org/media/1128/cim-definitionstandards_2014.pdf
Canadian Institute of Mining, Metallurgy and Petroleum (CIM). 2019. CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines. Document available at mrmr.cim.org/media/1129/cim-mrmr-bp-guidelines_2019.pdf
Chang, Z., 2021, Field Observations and hypothesis of the La Colorada Ag-Polymetallic skarn, Zacatecas, Mexico, and recommendations. Unpublished internal report 19 December 2021.
Ebner, J., 2023, The epithermal-skarn transition at the La Colorada Deposit, Chalchihuites District, Zacatecas, Mexico. Unpublished Masters thesis, Colorado School of Mines, 94p.
INEGI. 2021. Panorama Sociodemográfico de Zacatecas. Censo de Población y Vivienda 2020. https://en.www.inegi.org.mx/contenidos/productos/prod_serv/contenidos/espanol/bvinegi/productos/nueva_estruc/702825198053.pdf.
INEGI. 2024. Economic Census 2024: Final Results Zacatecas. https://www.inegi.org.mx/contenidos/saladeprensa/boletines/2025/ce/CE_2024_Def_Zac.pdf.
Merit Consultants International. 2026. La Colorada, Comparative Shaft Analysis - Phase 2. 11 February 2026.

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Mitchell, R. J., Olsen, R. S., and Smith, J. D. 1982. “Model studies on cemented tailings used in mine backﬁll.”
Canadian Geotechnical Journal, Volume 19, Issue 1, pp. 14-28, 15 pp.
Piteau. 2026. La Colorada Skarn - PEA Hydrology and Dewatering Assessment. 17 February 2026.
Pocock Industrial, Inc., 2021. Flocculant Screening Gravity Sedimentation Pulp Rheology and Pressure Filtration Studies Conducted for Pan American Silver La Colorada Skarn Project. Unpublished Internal Report prepared by Pocock Industrial, Inc. January 2021.
Responsible Mining Solutions Corp. 2026. Preliminary Economic Assessment - Update. 20 February 2026.
Starling, T., 2017, Structural Review of La Colorada Property, Zacatecas, Mexico, Field visit report April 2017. Unpublished internal report by Telluris Consulting, Brackendale, West Yorkshire, UK.
Starling, T., 2020, Structural Review of La Colorada Deposit, Mexico, Field visit report January 2020. Unpublished internal report by Telluris Consulting, Brackendale, West Yorkshire, UK.
Starling, T., 2022, Structural Review of La Colorada Deposit, Mexico, Field review 03-22. Unpublished internal report by Telluris Consulting, Brackendale, West Yorkshire, UK.
Wafforn M., Emerson C., Delgado A. 2019. Technical Report for the La Colorada Property, Zacatecas, Mexico. Report prepared for Pan American Silver Corp. Effective date December 31 ,2019. Signature date February 6, 2020. Report available on SEDAR.
Wafforn M., Emerson C., Mollison P., Delgado A., Andrews M. 2023. Technical Report for the La Colorada Property, Zacatecas, Mexico. Report prepared for Pan American Silver Corp. Effective date December 18 ,2023. Signature date January 31, 2024. Report available on SEDAR.
Weier, M., 2020. JKDW and SMC Test® Report – La Colorada. Tested by: ALS Metallurgy Kamloops. Unpublished Internal Report prepared by JKTech.
Zamora-Vega, O., Richards, J., Spell, T., Dufrane, S.A., and Williamson, J., 2018, Multiple mineralization events in the Zacatecas Ag-Pb-Zn-Cu-Au District, and their relationship to the tectonomagmatic evolution of the Meas Central, Mexico. Ore Geology Reviews, doi: 102.10.1016/j.oregeorev.2018.09.010.

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